As filed with the Securities and Exchange Commission on December 4, 2003

Registration No. 333-108664

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

To

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

NPTEST HOLDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3825	37-1469466
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification No.)	(I.R.S. Employer Identification Number)

150 Baytech Drive

San Jose, CA 95134

(Address, Including Zip Code of Registrant’s Principal Executive Offices)

Corporation Service Company

2711 Centerville Road, Suite 400

Wilmington, DE 19808

(800) 927-9800

(Name, Address and Telephone Number, Including Area Code of Agent For Service)

Copies to:

Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	William H. Hinman, Jr., Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐  ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐  ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐  ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 4, 2003

cPROSPECTUS

14,600,000 Shares

NPTest Holding Corporation

Common Stock

$             per share

We are selling 14,600,000 shares of our common stock. The selling stockholder has granted the underwriters an option to purchase up to 2,190,000 additional shares of common stock to cover over-allotments. We will not receive proceeds from the sale of any shares of common stock by the selling stockholder.

This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $11.00 and $13.00 per share. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “NPTT.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to NPTest Holding Corporation (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about             , 2003.

Citigroup	Credit Suisse First Boston

Lehman Brothers	Banc of America Securities LLC

            , 2003

Sapphire NP – A highly flexible test platform which can be used in design debug, validation, characterization, wafer sort and final test for a wide range of integrated circuits. The Sapphire NP tester is designed to be scalable and capable of both functional and structural test, resulting in a significant reduction in integrated circuit test costs. It is scheduled to be first shipped in late 2003 or early 2004.

IDS OptiFIB – A focused ion beam system used for circuit edit and repair of integrated circuits, in design and failure analysis. It combines ion and photon optics in a single coaxial column, with a computer aided design navigation interface, resulting in more accurate circuit modifications.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Until             , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

In this prospectus, statistical information about the semiconductor market is based on data published by the Semiconductor Industry Association and VLSI Research.

NPTest, the NPTest logo, DeFT, Sapphire NP, IDS, IDS OptiFIB, IDS OptiCA and SABER are our trademarks in the United States and other countries. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the securities being sold in this offering and the financial statements and the related notes and the pro forma financial data appearing elsewhere in this prospectus.

NPTest Holding Corporation

We design, develop and manufacture advanced semiconductor test and diagnostic systems and provide related services for the semiconductor industry. Our customers include integrated device manufacturers, fabless design companies, foundries and assembly and test subcontractors worldwide. Our products and services enable our customers to bring their increasingly complex integrated circuits to market faster, at lower cost and without compromising integrated circuit quality. We offer products that enable our customers to debug, characterize and test a wide range of integrated circuits, including the fastest multi-Gigahertz microprocessors and the most highly integrated, high-speed system-on-a-chip devices. In addition, we provide test engineering services, including debug, repair and characterization. As of September 30, 2003, we had 886 employees worldwide.

Our Solution

Our test and diagnostic systems and our test engineering services enable our customers to increase their engineering and manufacturing efficiency and lower their cost of test. Our solution offers:

•	Leading technology. We are recognized as a technology leader in functional and structural test with our EXA and DeFT platforms. Our products test the most complex system-on-a-chip devices and the highest performance microprocessors at high levels of accuracy. In addition to our test platforms, our diagnostic tools detect circuit defects and design faults down to 90nm.

•	Accelerated time-to-market for our customers. Our products and services enable our customers to reduce the number of prototype iterations, reduce engineering and mask costs and accelerate time-to-market for their integrated circuits. Our systems perform signal measurement, failure analysis, circuit edit and characterization to identify design defects and functional failures early in the design cycle.

•	Multiple test capabilities on a single platform. We have designed our latest platform, Sapphire NP, for use throughout the semiconductor design and manufacturing process. With lower infrastructure costs, the same system can be configured for the engineering stages, including device debug, validation and characterization, and the high volume manufacturing stages, including wafer sort and final test.

•	A reconfigurable, scalable test platform. We have designed our Sapphire NP platform to be reconfigurable as the performance requirements, functionality needs and test methodologies of our customers change. Sapphire NP is designed to perform both functional and structural test. This platform is designed to test a wide range of integrated circuits, including complex system-on-a-chip devices, at varying operating speeds, without sacrificing accuracy and at a significantly lower cost of test.

Our Business Strategy

Our objective is to lead the semiconductor test industry by introducing technologies that enhance the efficiency of test, validation and characterization in the semiconductor design and manufacturing process. Key elements of our strategy include:

•	Extending our technology leadership. We are committed to maintaining our leadership at the high end of the market, and therefore, work closely with our customers and share product roadmaps to anticipate technology progression.

•	Innovating for cost efficiency. We strive to offer leading-edge products and services that drive cost efficiency in the test and diagnostic industry. We expect the recently introduced Sapphire NP platform to improve cost efficiency by bringing a new level of integration to the test market and providing a scalable cost structure for our customers.

•	Enabling the transition to low cost test strategies. As semiconductor manufacturers transition from functional to structural test, we intend to provide systems that facilitate the transition to lower cost test strategies. Our DeFT platform was the first structural test product commercially available and our Sapphire NP platform supports both functional and structural test.

•	Expanding our addressable market. Our products have traditionally focused on the high end of the market. We are expanding our addressable market to test integrated circuits operating at frequencies of 200 MHz and less, and further penetrate the fabless semiconductor and assembly and test subcontractor markets.

•	Collaborating with strategic customers to improve our market position. We have and will continue to develop strategic relationships with the leading companies in the semiconductor industry to develop new products and services. By collaborating with existing and potential customers, we attempt to minimize our development risk and to better understand the product roadmaps and development needs of our customers.

•	Facilitating collaboration between design and manufacturing test engineers. We offer systems and software which allow design and manufacturing test engineers to collaborate and to operate on a common hardware and software platform, thereby facilitating communication between design and manufacturing test engineers, improving manufacturing yields and easing the transition to structural test.

Our History

Our business dates back to 1965 when Fairchild Semiconductor established an automated test equipment division. Schlumberger Limited, a global oilfield and information services company with major activity in the energy industry, acquired Fairchild Semiconductor in 1979. The business we now operate, which we refer to as NPTest, Inc., was a part of the business Schlumberger acquired. On July 29, 2003, NPTest Holding, LLC, which is principally owned by Francisco Partners (95.7%) and Shah Management (3.6%), acquired NPTest, Inc. from Schlumberger. NPTest Holding, LLC acquired the business, in part, on the belief that Francisco Partners could add value to the business through its experience in the semiconductor industry. After completion of this offering, NPTest Holding, LLC will beneficially own approximately 63% of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option.

We and certain of our subsidiaries have entered into agreements with NPTest Holding, LLC and various Schlumberger subsidiaries. In particular, we may be required to make certain additional payments to Schlumberger in connection with the acquisition of NPTest, Inc. These agreements are described more fully in the section entitled “Certain Relationships and Related Transactions” included elsewhere in this prospectus.

We were incorporated in June 2003 in Delaware. Our principal executive offices are located at 150 Baytech Drive, San Jose, CA 95134 and our telephone number is (408) 586-8200. We maintain a web site at www.nptest.com. The information on our web site is not part of this prospectus.

Corporate Structure

We indirectly own 100% of the capital stock of NPTest, Inc., the subsidiary through which we conduct substantially all of our operations. NPTest, Inc. conducts its operations, in part, through direct and indirect wholly-owned subsidiaries in the United States, Europe and Asia.

The Offering

Common stock offered	14,600,000 shares

Common stock to be outstanding after the offering	39,900,957 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $160.7 million. We expect to use approximately $75.0 million of the net proceeds from the sale of the shares by us in this offering to repay our senior term loan from an affiliate of Citigroup. We intend to use the remainder of our net proceeds to redeem preferred stock of our subsidiary, to pay an advisory termination fee and for working capital and general corporate purposes, including investments in sales and marketing, general and administrative activities and product development. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses. We will not receive any proceeds from the exercise of the underwriters’ over-allotment option. See “Use of Proceeds.”

Nasdaq National Market symbol	“NPTT”

Dividend policy	We intend to retain all future earnings to fund the development and growth of our business. We do not anticipate paying cash dividends on our common stock in the foreseeable future.

The common stock to be outstanding immediately after the offering is based on 39,900,957 shares to be outstanding as of November 30, 2003, and excludes:

•	2,743,894 shares subject to options at a weighted average exercise price of $7.54 per share;

•	approximately 575,000 shares subject to options expected to be granted to our employees upon completion of this offering at an exercise price equal to the initial public offering price; and

•	500,000 additional shares to be reserved for issuance under our stock option plan upon completion of this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $12.00 per share, the mid-point of the filing range set forth on the cover of this prospectus;

•	a one for four reverse stock split effected on November 18, 2003;

•	the repayment of our existing senior term loan upon completion of this offering;

•	the redemption of $20.75 million of outstanding shares of mandatory redeemable Series A Preferred Stock of NPTest Capital Corporation, our subsidiary, held by NPTest Holding, LLC and the exchange immediately prior to completion of this offering, at the initial public offering price, of all remaining shares of mandatory redeemable Series A Preferred Stock of NPTest Capital Corporation (including the additional amounts accreted from July 29, 2003 through November 30, 2003) for shares of our common stock. As of November 30, 2003 and assuming an initial public offering price of $12.00 per share, NPTest Holding, LLC would receive 2,550,742 shares of our common stock;

•	the exchange immediately prior to completion of this offering of all of our outstanding shares of convertible mandatory redeemable Series A Preferred Stock (including the additional amounts accreted from July 29, 2003 through November 30, 2003) held by NPTest Holding, LLC for 17,125,215 shares of our common stock at $4.09216 per share, the conversion price of the preferred stock;

•	the filing of our amended and restated certificate of incorporation immediately prior to completion of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

NPTest Holding Corporation was incorporated on June 20, 2003 for the purpose of acquiring NPTest, Inc. from Schlumberger and did not have any operations prior to July 29, 2003. Selected financial data for the periods prior to July 29, 2003 are referred to as the “Predecessor Company” and are derived from the combined financial statements of NPTest, Inc. NPTest, Inc.’s combined financial statements for all periods presented have been derived from the consolidated financial statements of Schlumberger and are presented as if NPTest, Inc. had existed as an entity separate from Schlumberger and its subsidiaries.

On July 29, 2003, NPTest Holding Corporation acquired NPTest, Inc. in a transaction that was accounted for using the purchase method. The statement of operations data for the period from inception to September 30, 2003 and the balance sheet data as of September 30, 2003 are derived from the consolidated financial statements of NPTest Holding Corporation included herein and include the financial statement impact of purchase accounting adjustments arising from the acquisition of NPTest, Inc.

The pro forma as adjusted statement of operations data assume that the acquisition of NPTest, Inc. and this offering were completed as of January 1, 2002. The pro forma as adjusted financial information reflects: (i) our application of the estimated net proceeds from the sale of the shares of common stock by us in the offering, based on an assumed initial public offering price of $12.00 per share after deducting underwriting discounts and estimated expenses payable by us, to repay our existing $75.0 million senior term loan, redeem $20.75 million of the outstanding mandatory redeemable Series A Preferred Stock of our subsidiary, NPTest Capital Corporation, all of which is held by NPTest Holding, LLC, and make a one-time payment of $5.0 million to Francisco Partners payable in consideration for the termination of certain obligations to Francisco Partners; (ii) the exchange immediately prior to completion of this offering, at the initial public offering price, of all remaining shares of mandatory redeemable Series A Preferred Stock of NPTest Capital Corporation (including the additional amounts accreted from July 29, 2003 through November 30, 2003) held by NPTest Holding, LLC for 2,550,742 shares of our common stock, based upon an assumed initial public offering price of $12.00 per share, and (iii) the exchange immediately prior to completion of this offering of all of our outstanding shares of convertible mandatory redeemable Series A Preferred Stock (including the additional amounts accreted from July 29, 2003 through November 30, 2003) held by NPTest Holding, LLC for 17,125,215 shares of our common stock at $4.09216 per share, the conversion price of the preferred stock.

The NPTest, Inc. and NPTest Holding Corporation financial information should be read together with the “Pro Forma Combined Condensed Financial Information,” the “Selected Financial Data” and the historical financial statements and the related notes that are included elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been if we had operated as a separate, stand-alone entity during the periods presented. Results for the nine months ended September 30, 2003 are not necessarily indicative of results to be expected for the full year.

	Predecessor Company							NPTest Holding Corporation
	Actual			Pro Forma As Adjusted	Actual			Actual	Pro Forma As Adjusted
	Year Ended December 31,				Nine Months Ended Sept. 30, 2002	Jan. 1, to July 29, 2003		Inception to Sept. 30, 2003	Nine Months Ended Sept. 30, 2003
	2000	2001	2002	2002
	(in thousands, except per share data)
Statement of Operations Data
Net revenue:
Product	$216,445	$149,543	$180,035	$180,035	$146,939	$90,935		$34,289	$125,224
Services	69,889	71,389	63,456	63,456	47,009	38,935		11,893	50,828

Total net revenue	286,334	220,932	243,491	243,491	193,948	129,870		46,182	176,052

Cost of net revenue:
Product
Cost of product revenue excluding amortization of identifiable intangible assets	140,255	130,627 (a)	110,056	110,102	88,395	54,834	(b)	21,805 (c)	73,793
Amortization of identifiable intangible assets				11,929				2,792	1,684

Total cost of product revenue	140,255	130,627 (a)	110,056	122,031	88,395	54,834	(b)	24,597	75,477
Services	44,127	49,549	38,137	38,137	29,158	25,795	(b)	7,331	33,126

Total cost of net revenue	184,382	180,176	148,193	160,168	117,553	25,795	(b)	31,928	108,603
Operating expenses:
Research and development	32,718	34,748	36,573	36,573	26,250	29,017	(b)	13,274 (d)	37,291
Selling, general and administrative	66,571	51,971	49,652	48,962	39,149	27,877	(b)	8,293 (e)	35,767
Gain on curtailment of pensions and employee benefits			(8,667)	(8,667)

Total operating expenses	99,289	86,719	77,558	76,868	65,399	56,894		21,567	73,058

Operating income (loss)	2,663	(45,963)	17,740	6,455	10,996	(7,653)		(7,313)	(5,609)
Interest income (expense), net								(625)	8
Dividend and accretion on mandatory redeemable preferred stock								(713)
Foreign currency transactions loss, net	(34)	(139)	(1,147)	(1,147)	(1,050)	(473)		(241)	(714)

Income (loss) before income taxes	2,629	(46,102)	16,593	5,308	9,946	(8,126)		(8,892)	(6,315)
Income tax provision (benefit)	(3,328)	(22,366)	2,117	(1,281)	1,127	(4,355)		(1,491)	(3,656)

Net income (loss)	$5,957	$(23,736)	$14,476	$6,589	$8,819	$(3,771)		$(7,401)	$(2,659)
Dividend and accretion on convertible mandatory redeemable preferred stock								(1,456)

Net income (loss) attributable to common shareholders	$5,957	$(23,736)	$14,476	$6,589	$8,819	$(3,771)		$(8,857)	$(2,659)

Unaudited net income (loss) attributable to common shareholders per share:
Basic				$0.17				$(2.50)	$(0.07)

Diluted				$0.17				$(2.50)	$(0.07)

Shares used in computing unaudited basic and diluted net income (loss) attributable to common shareholders per share				39,595				3,544	39,595

(Footnotes on next page)

	Sept. 30, 2003
	Actual	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$24,854	$84,153
Working capital	171,186	230,834
Total assets	282,119	336,138
Senior term loan	75,338	—
Mandatory redeemable preferred stock	49,354	—
Convertible mandatory redeemable preferred stock	17,294	—
Stockholders’ equity	80,651	277,006

(a)	Cost of product revenue for the year ended December 31, 2001 included a charge of approximately $35,400 related to excess inventory.
(b)	NPTest, Inc. recorded a charge of approximately $7,673 in divestiture bonuses in the July 1, 2003 to July 29, 2003 period in connection with the acquisition of NPTest, Inc. from Schlumberger. Of this amount, $667 was charged to cost of net product revenue, $1,095 was charged to cost of net service revenue, $2,230 was charged to research and development, and $3,681 was charged to selling, general and administrative expense.
(c)	Includes $2,873 of increase in cost of product revenue resulting from the write-up to fair value of our inventory and $8 of increase in depreciation of property plant and equipment as a result of the acquisition of NPTest, Inc. on July 29, 2003.
(d)	Includes a one-time $5,000 charge related to the write-off of in-process research and development in connection with the acquisition of NPTest, Inc. from Schlumberger.
(e)	Includes approximately $345 in advisory fees payable to Francisco Partners under an Advisory Agreement and approximately $44 of increase in depreciation of property plant and equipment as a result of the acquisition of NPTest, Inc. on July 29, 2003.

RISK FACTORS

Risks Related to Our Business

Our operating results could be harmed by the highly cyclical nature of the semiconductor industry and general economic slowdowns.

Our business and operating results depend in significant part upon capital expenditures of manufacturers of semiconductors, which in turn depend upon the current and anticipated market demand for these products. Historically, the semiconductor industry has been highly cyclical with recurring periods of over-supply, which often have had a severe negative effect on demand for test equipment, including systems manufactured and marketed by us. During these periods, we experienced significant reductions in customer orders. In the most recent downward cycle, our net product revenue decreased from approximately $216.4 million in 2000 to approximately $149.5 million in 2001 and increased to approximately $180.0 million in 2002. During industry downturns when our products are used less frequently, our services may also be adversely affected. The current industry slowdown has had, and future slowdowns may have, a material adverse effect on our operating results.

The downturn in the semiconductor industry has affected the test equipment market more significantly than the overall capital equipment sector. The impact of this slowdown is magnified due to the high proportion of fixed costs in our industry, including significant research and development, manufacturing and sales costs. The uncertainty regarding the growth rate of economies throughout the world has caused companies to reduce capital investment and may cause further reduction of such investments. These reductions have been particularly severe in the semiconductor equipment industry. If the worldwide economies rebound in the near future, we do not know if our business will experience similar effects. If the worldwide economies do not rebound in the near future, we expect that the growth we have recently experienced may not be sustainable and that our business may be harmed.

Our quarterly operating results fluctuate significantly from period to period and this may cause our stock price to decline.

In the past we have experienced, and in the future we expect to continue to experience, fluctuations in revenue and operating results from quarter to quarter for a variety of reasons, including:

•	demand for and market acceptance of our products as a result of the cyclical nature of the semiconductor equipment industry or otherwise, often resulting in reduced equipment sales during industry downturns and increased equipment sales during periods of industry recovery;

•	changes in the timing and terms of product orders by our customers as a result of our customer concentration or otherwise, as the loss of a significant customer or reduced orders by that customer would likely adversely affect revenues in one or more quarters;

•	changes in the mix of products that we offer, as well as the relative mix of our product and service offerings, thereby affecting our margins in a particular quarter;

•	timeliness of our new product introductions and market acceptance of our new products, including our new Sapphire NP tester;

•	delays or problems in the planned introduction of new products, including new versions of our Sapphire NP tester, which could result in the loss of anticipated revenue for a particular quarter and limited ability to contemporaneously reduce our costs;

•	competitive pressures resulting in lower selling prices arising from the current economic downturn in our industry or otherwise;

•	adverse changes in the semiconductor and electronics industries, on which we are particularly dependent, which would likely reduce overall demand for semiconductor equipment, including our products;

•	our competitors’ announcements of new products, services or technological innovations, which can, among other things, render our products less competitive due to the rapid technological change in our industry;

•	our inability to quickly reduce our costs in response to decreased demand for our products and services as many of our costs are fixed in nature;

•	disruptions in our manufacturing or in the supply of components to us causing us to delay shipment of products; and

•	write-offs of excess or obsolete inventory.

Each of the risks indicated in the foregoing list applies to us without regard to geographic or other boundaries as a result of the global nature of the semiconductor industry. As a result of these risks, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance. Also, sales of a relatively limited number of our systems account for a substantial portion of our net revenue in any particular quarter. Thus, changes in the timing or terms of a small number of transactions could disproportionately affect our operating results in any particular quarter. Moreover, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our stock.

Variations in the amount of time it takes for us to sell our systems may cause fluctuations in our operating results.

Variations in the length of our sales cycles could cause our net sales, and therefore our business, financial condition, operating results and cash flows, to fluctuate widely from period to period. These variations often are based upon factors partially or completely outside our control. The factors that affect the length of time it takes for us to complete a sale depend upon many elements including:

•	the complexity of the customer’s fabrication processes;

•	the willingness of customers to adopt new product platforms or products;

•	the availability of components from our suppliers;

•	the internal technical capabilities and sophistication of the customer;

•	our actual or perceived ability to scale our manufacturing processes to meet the customer’s requirements; and

•	the capital expenditures of our customers.

As a result of these and a number of other factors influencing our sales cycles with particular customers, the period between our initial contact with a potential customer and the time when we recognize revenue from that customer, if ever, varies widely. Our product sales cycle typically can range from six to 24 months. Sometimes our sales cycle can be much longer, particularly when the sales cycle involves developing new applications for our systems and technology or the introduction of new products. During these cycles, we commit substantial resources to our sales efforts before receiving any revenue, and we may never receive any revenue from a customer despite these sales efforts.

We rely on a small number of customers for a significant portion of our revenues, and the termination of any of these relationships would adversely affect our business.

Intel Corporation accounted for 30% in 2000, 37% in 2001, 52% in 2002, and 46% in the combined nine months ended September 30, 2003, of our net revenue, and STMicroelectronics accounted for 30% in 2000, 18% in 2001, 10% in 2002, and 12% in the combined nine months ended September 30, 2003 of our net revenue. The combined nine months ended September 30, 2003 information represents the sum of the financial data for the

January 1, 2003 to July 29, 2003 period for NPTest, Inc. and the financial data for the period from inception to September 30, 2003 for NPTest Holding Corporation. Our customers are generally not obligated by long-term contracts to purchase our systems, and frequently evaluate competitive products prior to placing new orders. Furthermore, one of our competitors is working with our largest customer in the development and promotion of their open architecture initiative. If that initiative is successful, it could lead to that competitor gaining a larger percentage of that customer’s business for test equipment. The semiconductor industry is highly concentrated, and a small number of integrated circuit device manufacturers and assembly and test subcontractors account for a substantial portion of the purchases of integrated circuit test equipment generally, including our diagnostic and test equipment. Consequently, our business and operating results would be materially adversely affected by the loss of, or any reduction in orders by, any of our significant customers, particularly if we were not able to replace that lost revenue with additional orders from new or existing customers.

If we do not develop and maintain new customer relationships, our ability to generate revenue growth will be adversely affected.

Our ability to increase our sales will depend in part upon our ability to obtain orders from new customers. Obtaining orders from new customers is difficult because integrated circuit device manufacturers typically select one vendor’s systems for testing an entire generation of integrated circuits and make substantial investments to develop related test program software and interfaces. Once a manufacturer has selected a test system vendor for a generation of integrated circuits, that manufacturer is more likely to continue to purchase test systems from that vendor for that generation of integrated circuits, as well as subsequent generations of integrated circuits. If we are unable to obtain new customers that adopt and implement our products and technology, our business will be harmed.

New customer acquisition can be a costly process. The development of new customer relationships can require substantial investment in components and processes without any assurance from prospective customers that they will place significant orders. In addition, the length of time required to complete a sale varies widely, with some sales taking up to two years.

If we do not continue to introduce new products and services that reflect advances in integrated circuit technology in a timely manner, our products and services will become obsolete, we will not achieve broad market penetration and our operating results will suffer.

The integrated circuit design and manufacturing industry into which we sell our products is characterized by rapid technological changes, frequent new product and service introductions and evolving industry standards. The success of our new product and service offerings will depend on several factors, including our ability to:

•	properly identify customer needs and anticipate technological advances and industry trends;

•	innovate, develop and commercialize new technologies and applications in a timely manner;

•	introduce and promote market acceptance of new products, such as our new Sapphire NP tester;

•	adjust to changing market conditions;

•	manufacture and deliver our products in sufficient volumes on time;

•	price our products competitively and maintain effective marketing strategies; and

•	differentiate our offerings from our competitors’ offerings.

Many of our products are used by our customers to develop, test and manufacture their new products. We therefore must anticipate industry trends and develop products in advance of the commercialization of our customers’ products. Development of new products generally requires a substantial investment before we can determine the commercial viability of these innovations. The future success of our new technologies, products and services depends on broad acceptance among our customers. In addition, new methods of testing integrated circuits such as self-testing integrated circuits, may be developed which render our products uncompetitive or obsolete. If we fail to adequately predict our customers’ needs and technological advances, we may invest heavily in research and development of products and services that do not lead to significant revenue, or we may fail to invest in technology necessary to meet changing customer demands. Without the timely introduction of new products, services and enhancements that reflect these changes, our products and services will likely become technologically obsolete and our revenue and operating results would suffer.

If we are not able to successfully market and sell our new Sapphire NP platform, our revenue and financial condition will be adversely affected.

Our success will depend in large part upon broad adoption of our new Sapphire NP platform. We are currently devoting and intend to continue to devote significant resources to the development, production and commercialization of the Sapphire NP products. As of September 30, 2003, we had received purchase orders for over fifteen Sapphire NP testers, the first of which is expected to ship in late 2003 or early 2004. As this is a new product, it will be subject to acceptance criteria which could delay the recognition of revenue from these sales until 2004. Typically, these acceptance criteria will consist of testing to ensure the tester conforms to published specifications and will not include any customer-specific acceptance criteria. We have not marketed the product broadly to date. Only a small number of products in the integrated circuit test equipment market have achieved broad market acceptance. Accordingly, we cannot be sure that the Sapphire NP platform will achieve market acceptance or generate substantial revenue. Furthermore, existing and prospective customers may not order any of our current products as they assess the Sapphire NP platform and the degree to which it is accepted in the market. The success of Sapphire NP depends upon a number of factors, including:

•	willingness of our customers to invest in a new testing platform;

•	our ability to timely and efficiently manufacture the product;

•	the product’s performance and reliability at customer locations;

•	our ability to effectively install and support the product;

•	our ability to continually offer enhancements to the platform; and

•	our ability to effectively market and sell the platform worldwide.

Delays in introducing Sapphire NP or in our ability to obtain customer acceptance would delay the recognition of revenue by us. If the Sapphire NP platform has actual or perceived reliability, quality or other problems, we may suffer reduced orders, higher manufacturing costs, delays in collecting accounts receivable and higher service, support and warranty expenses, and/or inventory write-offs, among other effects. In addition, Sapphire NP runs on software that we developed internally, as well as Microsoft Windows-based operating software. If viruses or other problems develop in this software the operation of our Sapphire NP tester could be adversely affected. We believe that the acceptance, volume production, timely delivery and customer satisfaction of our Sapphire NP platform is of critical importance to our future financial results. As a result, our inability to correct any technical, reliability, parts shortages or other difficulties or to manufacture and ship the Sapphire NP testers on a timely basis to meet customer requirements could damage our relationships with current and prospective customers and would materially adversely affect our business, financial condition and results of operations.

If we discover problems in the design or development of our new Sapphire NP platform, our business would be harmed.

Our new Sapphire NP platform is continuing to undergo further development, modification and enhancement. Successful development of Sapphire NP is dependent on a number of factors, including:

•	further development and improvement of the product design;

•	timely and efficient achievement of product hardware and software engineering milestones; and

•	successful achievement of functionality and reliability standards.

We expect to begin to ship our Sapphire NP tester in late 2003 or early 2004. As this is a new product, these shipments are likely to be subject to acceptance criteria that could delay the recognition of revenue from these sales. Typically, these acceptance criteria will consist of testing to ensure the tester conforms to published specifications and will not include any customer-specific acceptance criteria. At introduction, Sapphire NP will be available in less complex configurations targeted at markets that require cost effective test solutions. Our future operating results will depend in large part upon our ability to successfully introduce and commercialize a range of Sapphire NP products, many of which are not yet available and are under development. We experienced delays from time to time in the development of the Sapphire NP platform. More complex configurations of the Sapphire NP, which we plan to introduce in the future, will require additional software development and the development of a new integrated circuit. Unanticipated difficulties or delays in further design and development of the Sapphire NP platform could lead to increased production costs and could adversely impact our ability to take customer orders, ship products and fulfill contractual obligations in a timely manner. As a result, our relationship with our customers could be harmed and our business, financial condition and results of operations could be materially adversely affected.

Existing customers may be unwilling to bear expenses associated with transitioning to a new product.

The expense to our customers of transitioning to a new product can be significant. Certain customers may be unwilling, or unable, to bear the increased costs of migrating to a new testing platform, particularly during the current industry downturn. This may make it difficult to market and sell new products, such as the Sapphire NP tester, to customers, including our existing customers, at least in the short-term. In addition, as we introduce new products, such as Sapphire NP testers, we cannot predict with certainty if and when our customers will transition to those products.

If we fail to plan the production of products accurately, we could incur inventory losses.

Given the nature of the markets in which we participate, we cannot reliably predict future revenue or profitability. Accordingly, we must order components and build some inventory in advance of the receipt of actual purchase orders. Furthermore, purchase orders may be cancelled or postponed, generally without penalty to the customer. If we do not obtain orders as we anticipate, we could have excess inventory for a specific product that we would not be able to sell to any other customer, likely resulting in inventory write-offs, which could have a material adverse effect on our business, financial condition and results of operations.

Failure in our ability to effectively design custom integrated circuits or to develop the software used for our products would harm our business.

We customize integrated circuits and develop software as part of the production of many of our products. Design defects in the custom integrated circuits or in the software used for our products could cause delays in the manufacturing and shipment of our products. Such delays may adversely affect customer relationships, as well as our business, financial condition and results of operations.

Products that do not meet customer specifications or contain defects that harm our customers could damage our reputation and cause us to lose customers and revenue.

The complexity and ongoing development of our products could lead to design or manufacturing problems. Our test equipment may fail to meet our customers’ technical requirements and may harm our customers’ business. If any of our products fail to meet specifications or have reliability or quality problems, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in revenues, an increase in product returns and the loss of existing customers or the failure to attract new customers.

We may not be able to fund our future capital requirements from our operations, and financing from other sources may not be available on favorable terms or at all.

We made capital expenditures of $27.0 million in 2000, $4.0 million in 2001, $5.3 million in 2002, and $3.6 million in the combined nine months ended September 30, 2003. The combined nine months ended September 30, 2003 information represents the sum of the financial data for the January 1, 2003 to July 29, 2003 period for NPTest, Inc. and the financial data for the period from inception to September 30, 2003 for NPTest Holding Corporation. During the periods in which we were owned by Schlumberger, it provided funds to finance our working capital or other cash requirements. However, since our acquisition by Francisco Partners, Schlumberger no longer provides these funds. Our future capital requirements will depend on many factors, including the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, the cost to ensure access to adequate manufacturing capacity, and the market acceptance of our products. To the extent that existing cash and cash equivalents, together with any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Future equity financings could be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants. We will likely not be able to obtain financing with interest rates as favorable as those that we have enjoyed in the past. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could materially adversely affect our business, financial condition and results of operations.

We face substantial competition which, among other things, may lead to price pressure and adversely affect our sales.

We face substantial competition throughout the world in each of our product areas. Our competitors include Advantest, Agilent Technologies, Credence Systems, FEI Company, Hamamatsu, LTX Corporation and Teradyne. Some of these competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities than we do. We expect our competitors to continue to improve the performance of their current products and to introduce new products, new technologies or services that could adversely affect sales of our current and future products and services. We may not be able to compete effectively with these competitors.

Our competitors may also elect to reduce the price of their products leading to a reduction in average selling prices throughout our industry. The overall demand for test equipment is not likely to increase as prices are reduced. Accordingly, price reductions may limit our opportunities for growth as the overall size of the test equipment market may be reduced and could result in reduced sales.

Economic, political and other risks associated with international sales and operations, particularly in Asia, could adversely affect our sales.

Since we sell our products and services worldwide, our business is subject to risks associated with doing business internationally. Our revenue originating outside the United States, including export sales from our United States manufacturing facilities to foreign customers and sales by our foreign subsidiaries and branches, as a percentage of our total net revenue, was 65.0% in 2000, 60.7% in 2001, 47.6% in 2002, and 47.9% in the combined nine months ended September 30, 2003. The combined nine months ended September 30, 2003 information represents the sum of the financial data for the January 1, 2003 to July 29, 2003 period for NPTest, Inc. and the financial data for the period from inception to September 30, 2003 for NPTest Holding Corporation. In particular, the economies of Asia have been highly volatile and recessionary in the past, resulting in significant fluctuations in local currencies and other instabilities. Many countries in Asia have recently been affected by the occurrence of severe acute respiratory syndrome, or SARS. These instabilities continue and may occur again in the future. Our exposure to the business risks presented by the economies of Asia will increase to the extent that we continue to expand our operations in that region. An outbreak of SARS could result in delay in customer acceptance of our products or prevent us from installing or servicing our products sold in the affected region.

International turmoil, exacerbated by the war in Iraq, and the escalating tensions in North Korea have contributed to an uncertain political and economic climate, both in the United States and globally, which may affect our ability to generate revenue on a predictable basis. In addition, terrorist attacks and the threat of future terrorist attacks both domestically and internationally have negatively impacted an already weakened worldwide economy. As we sell products both in the United States and internationally, the threat of future terrorist attacks may adversely affect our business. These conditions make it difficult for us and for our customers to accurately forecast and plan future business activities and could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with currency fluctuations.

We sell our products and services and incur a variety of costs outside of the United States. Therefore we are exposed to foreign currency exchange movements, particularly in the Euro, the Japanese Yen and, to a lesser extent, the British Pound. With respect to revenue, our primary exposure exists during the period between execution of a purchase order denominated in a foreign currency and collection of the related receivable. During this period, changes in the exchange rates of the foreign currency to the U.S. Dollar will affect our revenue, cost of revenue and operating margins and could result in exchange losses. While a significant portion of our purchase orders to date have been denominated in U.S. Dollars, competitive conditions may require us to enter into an increasing number of purchase orders denominated in foreign currencies. We incur a variety of costs in foreign currencies, including some of our manufacturing costs, components and sales costs. While we have not entered into foreign currency hedging arrangements in the past, we may do so in the future. We cannot assure you that any hedging transactions we may enter into will be effective or will not result in foreign exchange hedging losses.

The technology labor market is very competitive, and our business will suffer if we are not able to hire and retain key personnel.

Our future success depends in part on the continued service of our key executive officers, as well as our research, engineering, sales, marketing, manufacturing and administrative personnel, most of whom are not subject to employment or non-competition agreements. In addition, competition for qualified personnel in the technology area is intense, and we operate in several geographic locations where labor markets are particularly competitive, including the Silicon Valley region of Northern California where our headquarters and central research and development laboratories are located. Our business is particularly dependent on expertise which only a very limited number of engineers possess. The loss of any of our key employees, or a broader loss of any of our employees who are highly-skilled in our specialized sector of integrated circuit technology, would materially adversely affect our business, financial condition and results of operations.

Our dependence on subcontractors and sole source suppliers may prevent us from delivering an acceptable product on a timely basis.

We rely on subcontractors to manufacture certain subassemblies for our products, and we rely on both single source and sole source suppliers, some of whom are relatively small in size, for many of the components we use in our products. As custom integrated circuits are found in virtually every product that we sell, virtually all of our products contain some components from sole source suppliers. Our reliance on subcontractors gives us less control over the manufacturing process and exposes us to significant risks, especially inadequate capacity, late delivery, substandard quality and high costs. Additionally, our subcontractors and suppliers are generally under no obligation to provide us with material for as long as our requirements may exist. As a result, the loss or failure to perform by any of these providers could adversely affect our business and operating results.

In addition, the manufacturing of certain components and subassemblies is an extremely complex process. Therefore, if a supplier became unable to provide the volume of parts required on a timely basis, or at an acceptable price, we would have to identify and qualify acceptable replacements from alternative sources of supply, or manufacture such components internally. The process of qualifying new subcontractors and new suppliers, or initiating manufacturing internally for these complex components is a lengthy process and could also materially adversely affect our business, financial condition and results of operations.

Third parties may claim we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling our products or services.

Third parties may claim that we are infringing their intellectual property rights and we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products and services.

We often rely on licenses of intellectual property useful for our business. These licenses may not be available in the future on favorable terms, or at all. In addition, our position with respect to the negotiation of licenses may change as a result of our acquisition from Schlumberger. The loss of any of these licenses could harm our business, financial condition and results of operations.

Third parties may infringe our intellectual property, and we may expend significant resources enforcing our rights or suffer competitive injury.

Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results.

Our pending patent and trademark registration applications may not be allowed or competitors may challenge the validity or scope of these patent applications or trademark registrations. In addition, our patents may not provide us with a significant competitive advantage.

We may be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share in those countries.

In the event that environmental contamination were to occur as a result of our ongoing operations, we could be subject to substantial liabilities in the future.

Our manufacturing processes involve the use of substances regulated under various international, federal, state and local laws governing the environment. The failure or inability to comply with existing or future laws could result in significant remediation liabilities, the imposition of fines or the suspension or termination of production. Schlumberger has agreed to indemnify us for up to three years from the acquisition date for environmental liabilities resulting from operations conducted prior to our acquisition of the NPTest business. However, we are responsible for any liabilities resulting from our operation of the business after the acquisition and also for future costs of compliance with these laws. In addition, we may not be aware of all conditions that could subject us to liability.

If our facilities were to experience catastrophic loss due to natural disasters, our operations would be seriously harmed.

Several of our facilities could be subject to a catastrophic loss caused by natural disasters, including fires and earthquakes. We have significant facilities in areas with above average seismic activity, such as our production facilities and headquarters in California. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, reduce revenue and result in large expenses to repair or replace the facility. We do not carry catastrophic insurance policies which cover potential losses caused by earthquakes.

We may incur a variety of costs to engage in future acquisitions of companies, products or technologies, and the anticipated benefits of those acquisitions may never be realized.

We may make acquisitions of, or significant investments in, complementary companies, products or technologies, although no acquisition or investments are currently pending. Any future acquisitions would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies;

•	diversion of our management’s attention from ongoing business concerns;

•	our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

•	additional expense associated with amortization of acquired assets;

•	maintenance of uniform standards, controls, procedures and policies;

•	impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management personnel;

•	dilution to our stockholders in the event we issue stock as consideration to finance an acquisition; and

•	increased leverage if we incur debt to finance an acquisition.

We cannot guarantee that we will be able to successfully integrate any business, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business.

Risks Related to Our Ownership by Francisco Partners and our Previous Ownership by Schlumberger

Our historical financial information may not be representative of our results as a separate company.

Our combined financial statements have been derived in part from the combined financial statements of Schlumberger. Accordingly, the historical financial information we have included in this prospectus does not necessarily reflect what our financial position, operating results and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Schlumberger did not account for us, and we were not operated, as a separate, stand-alone entity during the periods in which we were owned by Schlumberger.

During the periods in which we were owned by Schlumberger, certain amounts of Schlumberger’s corporate expenses, including legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate and infrastructure costs, although not directly attributable to our operations, were allocated to us until the third quarter of 2002 on a basis that Schlumberger and we considered to be a reasonable reflection of the utilization of services provided or the benefit received by us. However, the financial information included in this prospectus may not reflect our combined financial position, operating results, changes in equity and cash flows in the future or what they would have been had we been a separate, stand-alone entity during the periods in which we were owned by Schlumberger.

Our overall tax rate will increase as a result of our acquisition from Schlumberger.

When we were owned by Schlumberger, our tax rate was based on our earnings before taxes in the various tax jurisdictions in which we operate throughout the world. Part of the income that was previously recognized from Schlumberger’s foreign operations and that was not subject to U.S. taxation due to Schlumberger’s foreign incorporation became subject to U.S. taxation following our acquisition from Schlumberger due to our incorporation in Delaware. As a result, we expect that our overall tax rate will increase. For example, excluding for each period adjustments for purchase accounting and divestiture bonuses, we would have had a tax benefit for the January 1, 2003 to July 29, 2003 period, when we were part of Schlumberger, and an effective tax rate of 27% for the period from our inception to September 30, 2003. This may not be indicative of our overall tax rate for future periods.

We must create our own systems to operate as a stand-alone company and continue to enhance our financial reporting capabilities.

During the period in which we were owned by Schlumberger we used Schlumberger’s systems and processes to support our operations, including to manage inventory, financial reporting, order processing and accounting. Many of these systems are critical to our business and very complex. We have created, and are continuing to upgrade, our systems and processes to perform these functions which we need in order to operate as a stand-alone public company. In addition, we will need to continue to enhance our financial reporting capabilities and systems as we become a public company. We have very recently hired a chief financial officer to help us satisfy our new responsibilities, but he is new to our company. To the extent that we are not successful in creating our own systems or in enhancing our financial reporting capabilities, our business, financial condition and results of operations may suffer.

We will be controlled by NPTest Holding, LLC as long as it owns a significant percentage of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during such time.

After the completion of this offering, Francisco Partners will beneficially own approximately 63% of our outstanding common stock, or approximately 58% if the underwriters exercise in full their over-allotment option to purchase additional shares. Because we are a controlled company in accordance with the rules of the Nasdaq National Market, we are not required to comply with regulations that would otherwise require a majority of our board to be comprised of independent directors under rule 4350(c)(5) of the Nasdaq National Market. As long as NPTest Holding, LLC owns at least 25% of our outstanding common stock, it will continue to be able to nominate a majority of our board of directors in accordance with the terms of our stockholders’ agreement with NPTest Holding, LLC. To our knowledge, NPTest Holding, LLC has no immediate plans to nominate additional directors to our board. Furthermore, investors in this offering will not be able to affect the outcome of any stockholder vote prior to the time that NPTest Holding, LLC owns less than a majority of our outstanding common stock. As a result, NPTest Holding, LLC will control all matters affecting us, including:

•	the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets; and

•	our financing.

In addition, to the extent that NPTest Holding, LLC continues to beneficially own a significant portion of our outstanding common stock, although less than a majority, it will continue to have a significant influence over all matters submitted to our stockholders and to exercise significant control over our business policies and affairs. In particular, for so long as NPTest Holding, LLC holds at least 25% of our common stock the board of directors is prohibited from taking many significant corporate actions without the consent of NPTest Holding, LLC, including mergers, acquisitions or sales of assets outside of the ordinary course of business, the issuance of securities and the incurrence or refinancing of indebtedness in excess of $10 million. Such power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. NPTest Holding, LLC also is not prohibited from selling a controlling interest in us to a third party or a participant in our industry. For additional information regarding our relationship with NPTest Holding, LLC, you should read the section of this prospectus entitled “Certain Relationships and Related Transactions.”

NPTest Holding, LLC and its designees on our board of directors may have interests that conflict with our interests.

NPTest Holding, LLC and its designees on our board of directors may have interests that conflict with, or are different from, our own. Francisco Partners, which will be the beneficial holder of 63% of our stock after completion of this offering through its membership interest in NPTest Holding, LLC, has invested in or acquired other businesses that are involved in the semiconductor industry. Conflicts of interest between NPTest Holding, LLC and us may arise, and such conflicts of interest may not be resolved in a manner favorable to us, including potential competitive business activities, corporate opportunities, indemnity arrangements, registration rights, sales or distributions by NPTest Holding, LLC of our common stock and the exercise by NPTest Holding, LLC of its ability to control our management and affairs. Our certificate of incorporation does not contain any provisions designed to facilitate resolution of actual or potential conflicts of interest, or to ensure that potential business opportunities that may become available to both NPTest Holding, LLC and us will be reserved for or made available to us. Pertinent provisions of law will govern any such matters if they arise. In addition, NPTest Holding, LLC and its director designees could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. In addition, NPTest Holding, LLC’s significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Please see “Principal and Selling Stockholders” for a more detailed description of our share ownership.

As part of our acquisition from Schlumberger, we may be required to make additional payments to Schlumberger under certain circumstances.

As part of the consideration for the acquisition of the NPTest business from Schlumberger, we may be required to make additional payments to Schlumberger. We will be required to make a payment if NPTest Holding, LLC, our parent company, distributes to its members our stock, or other consideration in respect of our stock, with an aggregate value in excess of $330 million. The payment would be an amount equal to 15% of the excess of the aggregate value of the distribution by NPTest Holding, LLC to its members over $330 million. Once the first payment to Schlumberger occurs, future distributions from NPTest Holding, LLC will only require payment of an amount equal to 15% of that future distribution. Alternatively, upon the first anniversary of the completion of this offering or upon the first anniversary of an acquisition of our business, and in certain other circumstances, Schlumberger has the option to receive from us an amount equal to 15% of any excess over $330 million of the sum of the value of NPTest Holding, LLC’s then current holdings of our stock plus any proceeds previously received by NPTest Holding, LLC from our stock, including proceeds resulting from the transaction which triggered the payment obligation. We may generally settle this obligation in cash or shares of our common stock.

Furthermore, in the event of a merger, acquisition or sale of all or substantially all of our assets involving a specified party that occurs by January 26, 2004, and that results in NPTest Holding, LLC receiving at least $227 million in consideration, Schlumberger will have the right to receive from us an amount equal to 50% of the excess over $227 million of the value of the consideration received by NPTest Holding, LLC in such sale. The payment may be made in a combination of cash or stock, depending on the type of consideration received by NPTest Holding, LLC.

As a result of the foregoing, we could be required to make a substantial payment when we have not actually received any additional funds or issue additional shares of our common stock without receiving further consideration. In the event we issue additional shares of our common stock, our stockholders would suffer dilution. After completion of this offering, NPTest Holding, LLC will beneficially own 63% of our outstanding common stock and, as of the date of this offering, NPTest Holding, LLC has not received any distributions. This obligation is described more fully under “Certain Relationships and Related Party Transactions—Transactions with Schlumberger.”

Risks Related to the Securities Markets and Ownership of Our Common Stock

Future sales of our common stock could depress our stock price.

Sales of substantial amounts of our common stock by Francisco Partners, or the perception that these sales might occur, may depress prevailing market prices of our common stock. All of our outstanding shares are subject to lock-up agreements with our underwriters that prohibit the resale of these shares for 180 days from the date of this prospectus. The shares beneficially owned by Francisco Partners and Shah Management have the benefit of an agreement with us that provides for customary demand and piggyback registration rights. We will also be required to provide registration rights for any shares that may be issued to Schlumberger as part of the contingent consideration we may become obligated to pay them. Upon expiration of the 180-day lock-up, in addition to the shares beneficially owned by Francisco Partners and Shah Management that may be sold under a registration statement, shares underlying exercisable options to purchase our common stock will be available for resale without restriction or further registration under the Securities Act.

Our underwriters may release all or a portion of the shares subject to lock-up agreements at any time without notice.

Our securities have no prior trading history, and we cannot assure you that our stock price will not decline after the offering.

Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	our ability to successfully introduce new products and manage new product transitions;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	announcements relating to any of our key customers, significant suppliers or the semiconductor manufacturing and capital equipment industry generally;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price, which will be determined by negotiations between the representatives of the underwriters and us.

We have broad discretion in how we use a portion of the net proceeds of this offering, and we may not use these proceeds in a manner desired by our stockholders.

We do not currently have a specific plan with respect to the use of a portion of the net proceeds of this offering and have not committed these proceeds to any particular purpose. Accordingly, our management will have broad discretion with respect to the use of those net proceeds and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend these proceeds in ways which our stockholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which the net proceeds of this offering are used. We plan to use the net proceeds from this offering to repay indebtedness, to redeem preferred stock and to pay a $5.0 million advisory termination fee to Francisco Partners. We plan to use the balance primarily for working capital and general corporate purposes, including the further development, production and commercialization of the Sapphire NP platform. We may also use a portion of the net proceeds to acquire complementary products, technologies or businesses, but currently we do not have any such transactions pending. Any investment may not yield a favorable return. Our financial performance may differ from our current expectations or our business needs may change as our business evolves. As a result, a substantial portion of the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

Provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

In addition to the provisions of our stockholders’ agreement with NPTest Holding, LLC described above, the provisions of our amended and restated certificate of incorporation and by-laws to be effective on the completion of this offering could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	a requirement that special meetings of stockholders may be called only by our board of directors, the chairman of the board, the president or the secretary;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

You will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net book value per share of our outstanding common stock. As a result, if you purchase shares in this offering, you will incur immediate and substantial dilution, which would have been $5.78 per share as of September 30, 2003, assuming an initial public offering price of $12.00 per share. Furthermore, as part of the consideration for the acquisition of the NPTest business from Schlumberger, we may be required to make additional payments to Schlumberger as described above. In certain circumstances we would have the option of making the payment in stock, and in other circumstances we would be required to make the payment in stock. To the extent that such payments are made in stock, you will incur further dilution. This obligation is described more fully under “Certain Relationships and Related Party Transactions—Transactions with Schlumberger.” In addition, as of September 30, 2003 we had options outstanding to acquire 2,743,894 shares of common stock with a weighted average exercise price of $7.54 per share. To the extent these securities are exercised, you will incur further dilution. You will also incur dilution to the extent that the underwriters exercise their over-allotment option. See “Dilution” for a more complete description of the dilution that you will incur.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which reflect our current views with respect to future events and financial performance. You should not rely on forward-looking statements in this prospectus. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue” and similar expressions to identify these forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects to differ materially from the results predicted, and our reported results should not be considered as an indication of our future performance. These risks, uncertainties and other factors include, among others, those identified in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $160.7 million, based on an assumed initial public offering price of $12.00 per share after deducting underwriting discounts and estimated expenses payable by us. We will not receive any proceeds from the exercise of the underwriters’ over-allotment option. We expect to use our net proceeds from the sale of the shares in this offering to repay our $75.0 million principal amount senior term loan, plus any accrued but unpaid interest, from an affiliate of Citigroup, one of the underwriters of this offering. The loan currently bears interest at an annual rate of LIBOR plus 150 basis points and matures on July 29, 2006. It is guaranteed by Francisco Partners, the principal beneficial holder of our common stock. The loan was used by us to finance in part our acquisition of NPTest, Inc. from Schlumberger. We intend to use $20.75 million of our net proceeds for the redemption of a portion of the mandatory redeemable Series A Preferred Stock issued by our subsidiary, NPTest Capital Corporation, all of which is held by NPTest Holding, LLC, which is principally owned by Francisco Partners (95.7%) and Shah Management (3.6%). In addition, $5.0 million of our net proceeds will be used to make a one-time payment to Francisco Partners in consideration for the termination of certain obligations to Francisco Partners. See “Certain Relationships and Related Party Transactions—Relationship with Francisco Partners.” The remainder of our net proceeds from this offering will be used for working capital and general corporate purposes, including the further development, production and commercialization of the Sapphire NP platform, and investments in selling, general and administrative activities and other product development. In addition, while we currently have no specific acquisition plans, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses.

We will have significant discretion in the use of a significant portion of the net proceeds we receive from this offering. Investors will be relying on the judgment of our management regarding the application of those net proceeds. In addition, any investments, capital expenditures, cash acquisitions or other application of our proceeds may not produce the anticipated results. Pending use of these proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing investment-grade obligations.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock since we were acquired from Schlumberger. We intend to retain any future earnings to fund the development and growth of our business. We do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will require the approval of NPTest Holding, LLC for so long as it holds at least 25% of our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2003. Our capitalization is presented:

•	on an actual basis;

•	on a pro forma as adjusted basis to reflect:

•	our application of the net proceeds from the sale of the shares of common stock by us in this offering, based on an assumed initial public offering price of $12.00 per share after deducting underwriting discounts and estimated expenses payable by us, to repay our existing $75.0 million senior term loan, redeem $20.75 million of the outstanding mandatory redeemable Series A Preferred Stock of our subsidiary, NPTest Capital Corporation, and make a one-time payment of $5.0 million to Francisco Partners in consideration for the termination of certain obligations to Francisco Partners;

•	the exchange immediately prior to completion of this offering, at the initial public offering price, of all remaining shares of mandatory redeemable Series A Preferred Stock of NPTest Capital Corporation held by NPTest Holding, LLC for shares of our common stock. Based upon an assumed initial public offering price of $12.00 per share, NPTest Holding, LLC would receive 2,495,034 shares of our common stock;

•	the exchange immediately prior to completion of this offering of all of our outstanding shares of convertible mandatory redeemable preferred stock for 16,875,275 shares of our common stock at $4.09216 per share, the conversion price of the preferred stock; and

•	the filing of our amended and restated certificate of incorporation immediately prior to completion of this offering.

You should read the information set forth below together with the “Pro Forma Combined Condensed Financial Statements,” our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	September 30, 2003
	Actual	Pro Forma As Adjusted
	(in thousands, except per share data)
Cash and cash equivalents	$24,854	$84,153

Long-term debt	$75,338	$—
Mandatory redeemable preferred stock	49,354	—
Convertible mandatory redeemable preferred stock	17,294	—
Stockholders’ equity:
Preferred stock, par value $0.001 per share, 10,000 shares authorized, actual; 5,000 shares authorized, pro forma as adjusted; no shares issued and outstanding, actual and pro forma as adjusted	—	—
Common stock, par value $0.001 per share, 37,500 shares authorized; 5,625 shares issued and outstanding, actual; and 39,595 shares issued and outstanding, pro forma as adjusted (a)	6	40
Other comprehensive income	281	281
Additional paid in capital	89,221	348,920
Accumulated deficit	(8,857)	(72,235)

Total stockholders’ equity	80,651	277,006

Total capitalization	$222,637	$277,006

(a)	The number of shares of common stock outstanding after this offering excludes: 2,744 shares subject to options outstanding as of September 30, 2003 at a weighted average exercise price of $7.54 per share; approximately 575 shares subject to options expected to be granted to our employees upon completion of this offering at an exercise price equal to the initial public offering price; and 500 additional shares reserved for issuance, in each case, under our stock option plan as amended upon completion of this offering.

DILUTION

Dilution in unaudited net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. The net tangible book value per share before this offering is determined by dividing our stockholders’ net investment, which is total tangible assets less total liabilities, in each case as set forth in the “ Selected Financial Data” appearing elsewhere in this prospectus, by the number of shares of common stock outstanding immediately before this offering. Our net tangible book value, at September 30, 2003, was approximately $49.8 million, or $8.86 per share. After giving effect to our sale of 14,600,000 shares of common stock in this offering, based on an assumed initial public offering price of $12.00 per share, and after deducting underwriting discounts and estimated expenses payable by us, and after giving effect to the transactions described under “Prospectus Summary—The Offering”, our as adjusted net tangible book value at September 30, 2003, would have been approximately $246.2 million, or $6.22 per share. This represents an immediate dilution in net tangible book value of $2.64 per share to our existing stockholder and an immediate dilution in net tangible book value of $5.78 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$12.00
Net tangible book value per share before this offering, as of September 30, 2003	$8.86
Decrease per share attributable to this offering	(2.64)

Adjusted net tangible book value per share after this offering		6.22

Dilution in net tangible book value per share to new investors		$5.78

The discussion and table above assume no exercise of options outstanding under our stock option plan and no issuance of shares reserved for future issuance under our stock option plan.

Assuming this offering had occurred on September 30, 2003, the following table summarizes the differences between the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by our current stockholder and the investors in this offering with respect to the number of shares of common stock purchased from us (without giving effect to the underwriting discount and offering expenses payable by us):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Current stockholder	24,995,309	63%	$137,250,000	44%	$5.49
New investors	14,600,000	37%	175,200,000	56%	$12.00

Total	39,595,309	100%	$312,450,000	100%

If the underwriters exercise their over-allotment option in full, the following will occur: (1) the number of shares of common stock held by our current stockholder will represent approximately 58% of the total number of shares of common stock outstanding; and (2) the number of shares of common stock held by new investors will increase to 16,790,000, or approximately 42% of the total number of shares of our common stock outstanding after this offering.

As of September 30, 2003, without giving effect to the amendment of our stock option plan, there were an aggregate of (1) 2,743,894 shares of common stock issuable upon the exercise of outstanding options granted under our stock plan at a weighted average exercise price of $7.54 per share, of which no options to purchase shares were then exercisable; (2) approximately 575,000 shares subject to options expected to be granted to our employees upon completion of this offering at an exercise price equal to the initial public offering price; and (3) 500,000 additional shares of common stock reserved for future issuance under our existing stock option plan upon completion of the offering.

Upon completion of this offering, the total number of additional shares reserved for future issuance under our stock option plan following the completion of this offering will be             .

The following table adjusts the information set forth in the table above to reflect the assumed exercise of options described in the preceding paragraph that were outstanding as of September 30, 2003:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Current stockholder	24,995,309	60%	$137,250,000	41%	$5.49
Option holders	2,743,894	6%	20,743,839	6%	$7.54
New investors in this offering	14,600,000	34%	175,200,000	53%	$12.00

Total	42,339,203	100%	$333,193,839	100%

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

NPTest Holding Corporation was incorporated on June 20, 2003 for the purpose of acquiring NPTest, Inc. from Schlumberger and did not have any operations prior to July 29, 2003. The Unaudited Pro Forma Combined Condensed Financial Information of NPTest Holding Corporation for all periods prior to July 29, 2003 has been prepared based on the combined financial statements of NPTest, Inc., predecessor to NPTest Holding Corporation, included elsewhere in this prospectus. Financial information for all periods after July 29, 2003 is derived from consolidated financial information of NPTest Holding Corporation, included elsewhere in this prospectus. The Unaudited Pro Forma Combined Condensed Financial Information gives pro forma effect to the acquisition of NPTest, Inc. and financing related thereto as if it had occurred at January 1, 2002. It therefore gives effect to (i) the issuance of $40.0 million of NPTest Holding Corporation common stock; (ii) the gross proceeds of $75.0 million resulting from our senior term loan; (iii) the issuance of our convertible mandatory redeemable Series A Preferred Stock for gross proceeds of $68.0 million; (iv) the issuance of mandatory redeemable Series A Preferred Stock of our subsidiary, NPTest Capital Corporation, for gross proceeds of $50.0 million; and (v) the acquisition of NPTest, Inc. from Schlumberger for approximately $222.0 million.

The pro forma as adjusted financial information gives further effect to (i) our application of the estimated net proceeds from the sale of the shares of common stock by us in the offering, based on an assumed initial public offering price of $12.00 per share after deducting underwriting discounts and estimated expenses payable by us, to repay our $75.0 million senior term loan, to redeem $20.75 million of the outstanding mandatory redeemable Series A Preferred Stock of our subsidiary, NPTest Capital Corporation, and to make a one-time payment of $5.0 million to Francisco Partners payable in consideration for the termination of certain obligations to Francisco Partners; (ii) the exchange immediately prior to completion of this offering, at the initial public offering price, of all remaining shares of mandatory redeemable Series A Preferred Stock of NPTest Capital Corporation held by NPTest Holding, LLC for shares of our common stock, and (iii) the exchange immediately prior to completion of this offering of all of our outstanding shares of convertible mandatory redeemable Series A Preferred Stock held by NPTest Holding, LLC for shares of our common stock at $4.09216 per share, the conversion price of the preferred stock.

The unaudited pro forma adjustments, which are based upon available information and upon assumptions that management believes are reasonable, are described in the accompanying notes. The Unaudited Pro Forma Combined Condensed Financial Information is for informational purposes only and does not purport to represent what our financial position or results of operations would actually have been had the offering occurred as of the dates indicated, nor does the Unaudited Pro Forma Combined Condensed Financial Information purport to project our results for any future period.

You should read the Unaudited Pro Forma Combined Condensed Financial Information in conjunction with the unaudited combined financial statements of NPTest, Inc. for the period ended July 29, 2003, the unaudited consolidated financial statements of NPTest Holding Corporation at September 30, 2003 and for the period from inception to September 30, 2003, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

NPTest Holding Corporation

UNAUDITED PRO FORMA COMBINED CONDENSED

STATEMENT OF OPERATIONS

For the nine month period ended September 30, 2003

(in thousands, except per share data)

	NPTest Holding Corporation (Inception to September 30, 2003)		NPTest, Inc. (Predecessor) (January 1, to July 29, 2003)	Adjustments for Purchase Accounting and the Acquisition Financing			Pro Forma		Adjustments for the Offering			NPTest Holding Corporation Pro Forma As Adjusted
Net revenue:
Product	$34,289		$90,935	$			$125,224		$			$125,224
Services	11,893		38,935				50,828					50,828

Total net revenue	46,182		129,870				176,052					176,052
Cost of net revenue:
Product
Cost of product revenue excluding amortization of identifiable intangible assets	21,805	(a)	54,834		27	(h)
					(2,873	)(i)	73,793					73,793
Amortization of identifiable intangible assets	2,792	(b)			(1,108	)(j)	1,684					1,684

Total cost of product revenue	24,597		54,834		(3,954)		75,477					75,477
Services	7,331		25,795		—		33,126					33,126

Total cost of net revenue	31,928		80,629		(3,954)		108,603					108,603

Operating expenses:
Research and development	13,274	(c)	29,017		(5,000	)(k)	37,291					37,291
Selling, general and administrative	8,293	(d)	27,877		1,167	(l)				(1,167	)(s)
					149	(h)
					(552	)(m)	36,934					35,767

Total operating expenses	21,567		56,894		(4,236)		74,225			(1,167)		73,058

Operating income (loss)	(7,313)		(7,653)		8,190		(6,776)			(1,167)		(5,609)
Interest income (expense), net	(625	)(e)			(2,273	)(n)	(2,898)			2,906	(t)	8
Dividend and accretion on mandatory redeemable preferred stock	(713	)(f)			(2,388	)(o)	(3,101)			3,101	(u)
Foreign currency transactions loss, net	(241)		(473)				(714)					(714)

Income (loss) before income taxes	(8,892)		(8,126)		3,529		(13,489)			7,174		(6,315)
Income tax (benefit) provision	(1,491)		(4,355)		597	(p)	(5,249)			1,593	(p)	(3,656)

Net income (loss)	$(7,401)		$(3,771)		$2,932		$(8,240)			$5,581		$(2,659)
Dividend and accretion on convertible mandatory redeemable preferred stock	(1,456	)(g)			(5,250	)(q)	(6,706)			6,706	(u)

Net income (loss) attributable to common shareholders	$(8,857)		$(3,771)		$(2,318)		$(14,946)			$12,287		$(2,659)

Pro forma net income (loss) attributable to common shareholders per share
Basic							$(2.66	)(r)				$(0.07	)(v)

Diluted							$(2.66	)(r)				$(0.07	)(v)

Weighted average shares used in pro forma net income (loss) attributable to common shareholders per share calculation
Basic							5,625					39,595

Diluted							5,625					39,595

Note: NPTest Holding Corporation was formed on June 20, 2003 and did not have any operations prior to the closing of the acquisition of NPTest, Inc. from Schlumberger on July 29, 2003.

See accompanying Notes to the Unaudited Pro Forma Condensed Financial Information.

NPTest Holding Corporation

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

For the year ended December 31, 2002

(dollars in thousands, except per share data)

	NPTest, Inc. (Predecessor)	Adjustments for Purchase Accounting and the Acquisition Financing			Pro Forma		Adjustments for the Offering			NPTest Holding Corporation Pro Forma As Adjusted
Net revenue:
Product	$180,035	$			$180,035		$			$180,035
Services	63,456				63,456					63,456

Total net revenue	243,491				243,491					243,491
Cost of net revenue:
Product
Cost of product revenue excluding amortization of identifiable intangible assets	110,056		46	(h)	110,102					110,102
Amortization of identifiable intangible assets			11,929	(w)	11,929					11,929

Total cost of product revenue	110,056		11,975		122,031					122,031
Services	38,137				38,137					38,137

Total cost of net revenue	148,193		11,975		160,168					160,168

Operating expenses:
Research and development	36,573				36,573					36,573
Selling, general and administrative	49,652		2,000	(l)				(2,000	)(s)
			256	(h)
			(946	)(m)	50,962					48,962
Gain on curtailment of pensions and employee benefits	(8,667)				(8,667)					(8,667)

Total operating expenses	77,558		1,310		78,868			(2,000)		76,868

Operating income (loss)	17,740		(13,285)		4,455			(2,000)		6,455
Interest income (expense)			(3,670	)(x)	(3,670)			3,670	(t)
Dividend and accretion on mandatory redeemable preferred			(4,134	)(o)	(4,134)			4,134	(u)
Foreign currency transactions gain (loss), net	(1,147)				(1,147)					(1,147)

Income (loss) before income taxes	16,593		(21,089)		(4,496)			9,804		5,308
Income tax provision (benefit)	2,117		(5,615	)(p)	(3,498)			2,217	(p)	(1,281)

Net income (loss)	$14,476		(15,474)		(998)			$7,587		$6,589
Dividend and accretion on convertible mandatory redeemable preferred stock			(8,604	)(y)	(8,604)			8,604	(u)

Net income (loss) attributable to common shareholders	$14,476		$(24,078)		$(9,602)			$16,191		$6,589

Pro forma net income (loss) attributable to common shareholders per share
Basic					$(1.71	)(r)				$0.17 (v)

Diluted					$(1.71	)(r)				$0.17 (v)

Weighted average shares used in pro forma net income (loss) attributable to common shareholders per share calculation
Basic					5,625					39,595

Diluted					5,625					39,595

Note: NPTest Holding Corporation was formed on June 20, 2003, and did not have any operations prior to the closing of the acquisition of NPTest, Inc. from Schlumberger on July 29, 2003.

See accompanying Notes to the Unaudited Pro Forma Combined Condensed Financial Information.

NPTest Holding Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

(in thousands, except per share data)

(a)	Includes $2,873 of increase in cost of product revenue resulting from the write-up to fair value of our inventory and $8 of increase in depreciation of property plant and equipment as a result of our acquisition of NPTest, Inc. on July 29, 2003.

(b)	Includes amortization of backlog, developed technologies and customer relationships of $2,408, $347 and $37, respectively, arising out of the acquisition of NPTest, Inc. on July 29, 2003.

(c)	Includes $5,000 expense related to in-process research and development arising out of the acquisition of NPTest, Inc. on July 29, 2003.

(d)	Includes $44 of increase in depreciation of property plant and equipment $120 credit for receipts for transition services provided to Schlumberger and $345 for charges related to amounts due to Francisco Partners under the advisory agreement, each resulting from the acquisition of NPTest, Inc. on July 29, 2003.

(e)	Includes $338 of interest expense and $295 of amortization of deferred financing costs for the senior term loan that we incurred as part of the financing of the acquisition of NPTest, Inc. on July 29, 2003.

(f)	Represents dividend and accretion of issuance costs for the mandatory redeemable preferred stock issued by our subsidiary, NPTest Capital Corporation. This preferred stock was issued as part of the financing of the acquisition of NPTest, Inc. on July 29, 2003.

(g)	Includes $1,056 of dividends and aggregate of $400 of accretion of both the issuance costs and the beneficial conversion feature for our convertible mandatory redeemable preferred stock issued as part of the financing of the acquisition of NPTest, Inc. on July 29, 2003.

(h)	To record the increase to depreciation of Property Plant and Equipment due to the purchase accounting adjustment.

(i)	To exclude from historical cost of product revenue the write-up to fair value of our inventory as such inventory is shipped because such charges are non-recurring in nature and directly attributable to our acquisition of NPTest, Inc. on July 29, 2003.

(j)	The adjustment includes $1,300 charge to record additional amortization of developed technologies and customer relationships. Amortization of identifiable intangible assets during the period ended September 30, 2003 is already included in NPTest Holding Corporation actual results for this period. In addition, the adjustment includes a credit of $2,408 to reverse amortization of backlog that is included in the actual results of NPTest Holding Corporation for the period ended September 30, 2003, because all backlog would have been amortized in the year ended December 31, 2002.

(k)	To reverse $5,000 of expense related to in-process research and development, arising out of the acquisition of NPTest, Inc., that is included in the actual results of NPTest Holding Corporation for the period ended September 30, 2003, because this would have been expensed in the year ended December 31, 2002.

(l)	To record amounts payable to Francisco Partners for advisory services following the acquisition. The advisory fee is payable based on the greater of $2,000 per year or 0.6% of our combined annual revenue for the last twelve months. Such fees paid during the period ended September 30, 2003 are already included in NPTest Holding Corporation actual results for the same period.

(m)	To record future payments to be received from Schlumberger for services provided under the transition services agreement at the rate of $89 per month. This was partially offset by future payments to be paid to Schlumberger for services received under the transition services agreement at the rate of $10 per month. Transition services during the period ended September 30, 2003 are already included in NPTest Holding Corporation actual results for the same period.

(n)	To record $1,172 of additional interest expense resulting from the borrowing of $75,000 for the senior term loan and additional $1,101 of deferred financing cost amortization for the nine month period ended September 30, 2003. Such borrowing bears interest at the current Fed Funds or the Euro LIBOR rates plus a margin. For purposes of the adjustment, we have assumed a rate of 2.61% per annum. Interest expense and amortization of deferred financing costs during the period from inception to September 30, 2003 are already included in NPTest Holding Corporation actual results for the same period.

(o)	To record dividends as interest expense for the mandatory redeemable preferred stock of NPTest Capital Corporation. Dividends and accretion costs during the period July 30 to September 30, 2003 are already included in NPTest Holding Corporation actual results for the same period.

(p)	Following our acquisition from Schlumberger, we became subject to U.S. taxation due to our incorporation in Delaware. As a result, the tax provision (benefit) computed for adjustments for purchase accounting includes incremental U.S. tax on income earned by foreign subsidiaries from selling our products and services outside each such subsidiary’s country of incorporation. The adjustments for purchase accounting were tax effected based on statutory tax rates of the respective countries that were impacted by the gross adjustments.

(q)	To record additional dividends for the convertible mandatory redeemable preferred stock issued by NPTest Holding Corporation. In addition, the amount includes additional accretion of issuance costs and accretion of beneficial conversion features of $1,680 for the nine months ended September 30, 2003. Dividends and accretion costs during the period from inception to September 30, 2003 are already included in NPTest Holding Corporation actual results for the same period.

(r)	Weighted average shares used in calculating earnings per share include the 5,625 shares of common stock issued on July 29, 2003. The convertible mandatory redeemable preferred stock issued on July 29, 2003 is anti-dilutive.

(s)	To eliminate the advisory fee expense because under the amended advisory agreement, upon completion of the offering, NPTest Holding Corporation will pay to Francisco Partners an aggregate of $5,000 for financing and other services provided prior to the completion of the offering. Pursuant to the amended advisory agreement, upon payment of the $5,000, all future annual advisory fees under the original advisory agreement will cease. The $5,000 will be expensed at the time of the offering.

(t)	To eliminate interest expense and amortization of deferred financing costs resulting from the $75,000 senior term loan to be repaid in full from the proceeds of the offering.

(u)	To eliminate preferred dividends and accretion of issuance costs for the mandatory redeemable preferred stock and the convertible mandatory redeemable preferred stock which are to be exchanged for common stock of NPTest Holding Corporation at the time of the offering.

(v)	Weighted average shares used in calculating earnings per share include the 5,625 shares of common stock issued on July 29, 2003, the shares of common stock resulting from exchange of the convertible mandatory redeemable preferred stock, the shares of common stock resulting from redemption of mandatory redeemable preferred stock of NPTest Capital Corporation and the shares of common stock issued in this offering.

(w)	To record the amortization of identifiable intangible assets acquired in the acquisition.

(x)	To record $1,958 of interest expense resulting from the borrowing of $75,000 for the senior term loan and $1,712 of deferred financing cost amortization for the year ended December 31, 2002. Such borrowing bears interest at the current Fed Funds or the Euro LIBOR rates plus a margin. For purposes of the adjustment, we have assumed a rate of 2.61% per annum.

(y)	To record dividends for the convertible mandatory redeemable preferred stock issued by NPTest Holding Corporation. In addition, the amount includes an aggregate of $2,484 of accretion of both the issuance costs and the beneficial conversion feature for the year ended December 31, 2002.

SELECTED FINANCIAL DATA

NPTest Holding Corporation was incorporated on June 20, 2003 for the purpose of acquiring NPTest, Inc. from Schlumberger and did not have any operations prior to July 29, 2003. Selected financial data for the periods prior to July 29, 2003 are referred to as the “Predecessor Company” and are derived from the combined financial statements of NPTest, Inc. On July 29, 2003, NPTest Holding Corporation acquired NPTest, Inc. in a transaction that was accounted for using the purchase method. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” NPTest Holding Corporation’s and NPTest, Inc.’s historical combined financial statements and notes to those statements included in this prospectus. NPTest, Inc.’s combined financial statements for all periods presented have been derived from the consolidated financial statements of Schlumberger and are presented as if NPTest, Inc. had existed as an entity separate from Schlumberger and its subsidiaries.

•	NPTest, Inc.’s combined statement of operations data set forth below for the three years ended December 31, 2002, and the balance sheet data as of December 31, 2001 and 2002 are derived from, and are qualified by reference to, NPTest, Inc.’s audited combined financial statements included in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report is also included in this prospectus.

•	The audited statement of operations data for the nine month period ended September 30, 2002, the audited statement of operations data for the year ended December 31, 1999, the unaudited statement of operations data for the year ended December 31, 1998, the audited balance sheet data as of December 31, 2000 and the unaudited balance sheet data as of December 31, 1998 and 1999 are derived from NPTest, Inc.’s combined financial statements that are not included in this prospectus.

•	The statement of operations data for the period January 1 to July 29, 2003 are derived from unaudited combined financial statements of NPTest, Inc. included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of NPTest, Inc.’s financial position and results of operations for this period.

•	The statement of operations data for the period from inception to September 30, 2003 and the balance sheet data as of September 30, 2003 are derived from unaudited consolidated financial statements of NPTest Holding Corporation included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of NPTest Holding Corporation’s financial position and results of operations for this period.

The combined financial statements include the historical assets, liabilities, revenues and expenses that were directly related to NPTest, Inc. Schlumberger during the periods presented and have been derived from Schlumberger’s historical bases in the assets and liabilities and the historical results of operations of NPTest, Inc. The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. Results for the nine months ended September 30, 2003 are not necessarily indicative of results to be expected for the full year.

	Predecessor Company							NPTest Holding Corporation
	Year Ended December 31,					Nine Months Ended Sept. 30, 2002	January 1, to July 29, 2003	Inception to Sept. 30, 2003
	1998	1999	2000	2001	2002
	(in thousands, except per share data)
Statement of Operations Data
Net revenue:
Product	$405,783	$228,806	$216,445	$149,543	$180,035	$146,939	$90,935	$34,289
Services	34,776	43,232	69,889	71,389	63,456	47,009	38,935	11,893

Total net revenue	440,559	272,038	286,334	220,932	243,491	193,948	129,870	46,182
Cost of net revenue:
Product	244,693	140,622	140,255	130,627 (a)	110,056	88,395	54,834 (b)	24,597 (c)
Services	27,102	31,796	44,127	49,549	38,137	29,158	25,795 (b)	7,331

Total cost of net revenue	271,795	172,418	184,382	180,176	148,193	117,553	80,629	31,928
Operating expenses:
Research and development	45,665	36,281	32,718	34,748	36,573	26,250	29,017 (b)	13,274 (d)
Selling, general and administrative	60,056	55,625	66,571	51,971	49,652	39,149	27,877 (b)	8,293 (e)
Gain on curtailment of pensions and employee benefits					(8,667)	—	—	—

Total operating expenses	105,721	91,906	99,289	86,719	77,558	65,399	56,894	21,567

Operating income (loss)	63,043	7,714	2,663	(45,963)	17,740	10,996	(7,653)	(7,313)
Interest income (expense), net								(625)
Dividend and accretion on mandatory redeemable preferred stock								(713)
Foreign currency transactions gain (loss), net	(606)	957	(34)	(139)	(1,147)	(1,050)	(473)	(241)

Income (loss) before income taxes	62,437	8,671	2,629	(46,102)	16,593	9,946	(8,126)	(8,892)
Income tax provision (benefit)	21,961	(422)	(3,328)	(22,366)	2,117	1,127	(4,355)	(1,491)

Net income (loss)	$40,476	$9,093	$5,957	$(23,736)	$14,476	$8,819	$(3,771)	$(7,401)

Dividend and accretion on convertible mandatory redeemable preferred stock								$(1,456)
Net loss attributable to common shareholders								$(8,857)

Unaudited pro forma basic and diluted net income (loss) attributable to common shareholders per share								$(2.50)

Shares used in computing unaudited basic and diluted net income (loss) attributable to common shareholders per share								3,544

	Predecessor Company					NPTest Holding Corporation
	As of December 31,					As of Sept. 30, 2003
	1998	1999	2000	2001	2002
		(in thousands)
Balance Sheet Data
Cash and cash equivalents	$5,642	$13,599	$16,387	$10,184	$17,487	$24,854
Working capital	235,610	142,324	190,482	191,495	171,702	171,186
Total assets	322,271	252,574	366,444	295,504	242,240	282,119
Total debt	—	—	—	—	—	75,338
Mandatory redeemable preferred stock	—	—	—	—	—	49,354
Convertible mandatory redeemable preferred stock	—	—	—	—	—	17,294
Stockholders’ equity	233,391	147,895	214,140	205,804	197,038	80,651

(Footnotes on next page)

(a)	Cost of product revenue for the year ended December 31, 2001 included a charge of approximately $35,400 related to excess inventory.

(b)	NPTest, Inc. recorded a charge of approximately $7,673 in divestiture bonuses in the July 1, 2003 to July 29, 2003 period in connection with the acquisition of NPTest, Inc. from Schlumberger. Of this amount, $667 was charged to cost of net product revenue, $1,095 was charged to cost of net service revenue, $2,230 was charged to research and development, and $3,681 was charged to selling, general and administrative expense.

(c)	Includes $2,873 of increase in cost of product revenue resulting from the write-up to fair value of our inventory, $2,792 of amortization of identifiable intangible assets and $8 of increase in depreciation of property plant and equipment as a result of the acquisition of NPTest, Inc. on July 29, 2003.

(d)	Includes a one-time $5,000 charge related to the write-off of in-process research and development in connection with the acquisition of NPTest, Inc. from Schlumberger.

(e)	Includes approximately $345 in advisory fees payable to Francisco Partners under an Advisory Agreement and approximately $44 of increase in depreciation of property plant and equipment as a result of the acquisition of NPTest, Inc. on July 29, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We were formed on June 20, 2003 for the purpose of acquiring NPTest, Inc. from Schlumberger. Accordingly, we had no operations prior to our acquisition of NPTest, Inc. on July 29, 2003, and our historical financial statements for the periods prior to July 29, 2003 are not meaningful. For purposes of the following discussion, our financial statements, unless otherwise indicated, therefore refer to historical financial statements of NPTest, Inc. included herein. The following discussion should be read in conjunction with the combined financial statements and notes thereto and the pro forma financial data included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those factors discussed below and elsewhere in this prospectus.

Overview

General

We design, develop and manufacture advanced semiconductor test and diagnostic systems and provide related services for the semiconductor industry. Our customers include integrated device manufacturers, or IDMs, fabless design companies, foundries and assembly and test subcontractors worldwide. Our products and services enable our customers to bring their increasingly complex integrated circuits, or ICs, to market faster, at lower cost and without compromising IC quality. We offer products that enable our customers to debug, characterize and test a wide range of ICs, including the fastest multi-Gigahertz microprocessors and the most highly integrated, high-speed system-on-a-chip, or SOC, devices. In addition, we provide test engineering services, including debug, repair and characterization. As of September 30, 2003, we had 886 employees worldwide.

Our business dates back to 1965 when Fairchild Semiconductor established an automated test equipment division. Schlumberger Limited, a global oilfield and information services company with major activity in the energy industry, acquired Fairchild Semiconductor in 1979. The business we now operate, which we refer to as NPTest, Inc., was a part of the business Schlumberger acquired. On July 29, 2003, NPTest Holding, LLC, which is principally owned by Francisco Partners (95.7%) and Shah Management (3.6%), acquired NPTest, Inc. from Schlumberger. NPTest Holding, LLC acquired the business, in part, on the belief that Francisco Partners could add value to the business through its experience in the semiconductor industry. After completion of this offering, NPTest Holding, LLC will beneficially own approximately 63% of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option.

As part of Schlumberger we benefited from various economies of scale including shared global administrative functions, facilities and volume purchase discounts. As a stand-alone entity, we will be required, among other things, to obtain insurance as a public company, and expect that these costs will exceed the insurance costs we previously incurred as part of Schlumberger. As a result, some of our costs and expenses may increase. However, we will no longer be subject to a general and administrative charge imposed by Schlumberger which is reflected in our historical results through the third quarter of 2002.

In connection with the acquisition of NPTest, Inc., Francisco Partners guaranteed the repayment of a $75.0 million loan we received from Citicorp North America, Inc., or Citicorp, at the time of the acquisition. A portion of the net proceeds of this offering will be used to repay that loan. In July 2003, we entered into a ten-year agreement with Francisco Partners for advisory services for which we will pay the greater of $2.0 million or 0.6% of our consolidated annual revenue. This agreement will be amended effective upon the completion of this offering. Pursuant to the amended advisory agreement, we will pay to Francisco Partners an aggregate of $5.0 million for financing and other services provided prior to the completion of this offering. We will also pay to Francisco Partners all advisory fees that are accrued and unpaid prior to the completion of this offering. Based upon the assumed closing date of this offering, we expect such fees to be approximately $761,000. Francisco

Partners will no longer be required to provide advisory services under the original advisory agreement and all future annual advisory fees under the original advisory agreement will cease. However, we may pay future service fees to Francisco Partners under the amended agreement in exchange for any acquisition, financing or other services as we and Francisco Partners may agree. We have paid Francisco Partners and Shah Management a $6.27 million fee, plus reasonable out of pocket expenses, for services rendered in connection with the structuring of the financing of our acquisition from Schlumberger. We also entered into a transition services agreement with Schlumberger under which we are required to pay to Schlumberger, and Schlumberger is required to pay to us, fees for a limited set of transition services to be provided by the other party for a period of time following the acquisition.

In connection with the acquisition, we agreed to make certain payments (generally in cash or stock) to Schlumberger in the event that the value of our common stock held by NPTest Holding, LLC exceeds a specified threshold at the first anniversary of the completion of this offering and under certain other circumstances generally related to distributions over a certain threshold by NPTest Holding, LLC to its members related to our common stock. This arrangement is described in more detail under the heading “—Contractual Obligation and Contingent Liabilities and Commitments” and “Certain Relationships and Related Party Transactions—Transactions with Schlumberger.”

Basis of Presentation

Our combined financial statements have been derived from the consolidated financial statements of Schlumberger until July 29, 2003. Although NPTest, Inc. was not a separate company, the accompanying combined financial statements are presented as if NPTest, Inc. had existed as an entity separate from Schlumberger and its subsidiaries. These combined financial statements include the historical assets, liabilities, revenues and expenses that were directly related to the NPTest, Inc. business of Schlumberger during the periods presented and have been derived from Schlumberger’s historical bases in the assets and liabilities and the historical results of operations of NPTest, Inc. U.S. pension and retiree medical benefits liabilities along with related deferred tax assets as of December 31, 2002 were retained by Schlumberger. Schlumberger has agreed to reimburse us for all income taxes payable generated through July 29, 2003. Stockholders’ net investment for the period through June 30, 2003 represents Schlumberger’s transfer of its net capital investment in NPTest, Inc., after giving effect to the net earnings of NPTest, Inc. plus net cash transfers to Schlumberger and other transfers from Schlumberger. Our financial statements beginning with the period from inception to September 30, 2003 reflect the purchase accounting resulting from the acquisition of NPTest, Inc. from Schlumberger on July 29, 2003. Following the acquisition of the business from Schlumberger, we began accumulating retained earnings.

Certain amounts of Schlumberger’s corporate expenses, including legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate and infrastructure costs, although not directly attributable to NPTest, Inc.’s operations, have been allocated to NPTest, Inc. on a basis that Schlumberger and NPTest, Inc. considered to be a reasonable reflection of the utilization of services provided or the benefit received by NPTest, Inc. However, the financial information included in this prospectus may not reflect the combined financial position, operating results, changes in our equity and cash flows in the future or what they would have been had we been a separate, stand-alone entity during the periods presented. As of December 31, 2002, pension and retiree medical benefits in North America are no longer provided by us, thereby eliminating these expenses going forward.

The results of operations for the interim period January 1, 2003 to July 29, 2003 of NPTest, Inc. and the period from inception to September 30, 2003 of NPTest Holding Corporation are not necessarily indicative of the results of operations to be expected for any other interim period or for the full year.

The financial information presented in this prospectus is not indicative of our financial position, results of operations and cash flows in the future nor is it necessarily indicative of what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity for the periods presented.

The financial information presented in this prospectus does not reflect significant changes that will occur in our funding and operations as a result of our having become a stand-alone entity or as a result of the acquisition of the NPTest, Inc. business from Schlumberger and the resulting purchase accounting.

Reorganization and Restructuring

In the fourth quarter of 2000 and throughout 2001, we formulated and implemented reorganization, restructuring and reduction-in-force actions that significantly reduced our personnel costs. The restructuring separated NPTest, Inc.’s activities from other Schlumberger technology businesses and eliminated shared positions. The reorganization efforts primarily combined the North America product and field marketing organizations. The reductions in force continued throughout 2001 due in part to the continued deterioration in market conditions. We recognized charges of approximately $1.8 million for severance payments related to these initiatives, of which approximately $1.4 million was recognized during the fourth quarter of 2000 and approximately $0.2 million was recognized in each of the first and third quarters of 2001. These charges are reflected in our cost of net product revenue. On-going savings realized from the reductions-in-force were approximately $12.0 million on an annual basis.

We eliminated additional positions in North America during the third quarter of 2002. Related charges of approximately $0.3 million are reflected in our operating results for the third quarter of 2002. On-going savings realized from the reductions-in-force were approximately $1.6 million. We also recorded in 2002 a charge of approximately $0.8 million for payments to employees in Japan in connection with our legal reorganization to a stand alone NPTest entity in that country. No savings were achieved with this reorganization.

Cyclical Business

Our business and operating results depend in significant part upon capital expenditures of manufacturers of semiconductors, which in turn depend upon the current and anticipated market demand for those products. Historically, the semiconductor industry has been highly cyclical with recurring periods of over-supply, which often have had a severe negative effect on demand for test equipment, including systems manufactured and marketed by us. During these periods, we experienced significant reductions in customer orders. In the most recent downward cycle, our net product revenue decreased from $216.4 million in 2000 to approximately $149.5 million in 2001 and increased to $180.0 million in 2002. Services revenue depends largely upon the size of the installed base of our products and is not as directly affected by industry cyclicality as is our net product revenue. Our net service revenue increased from $69.9 million in 2000 to approximately $71.4 million in 2001 and decreased to approximately $63.5 million in 2002. In the fourth quarter of 2001, we incurred a charge of approximately $35.4 million related to excess inventory resulting from the abrupt slowdown in sales during that period. This industry slowdown is having, and future slowdowns may have, a material adverse effect on our backlog and operating results.

Foreign Currencies

We sell our products and services primarily in two major currencies. Sales in North America, Europe and Asia Pacific are primarily denominated in U.S. Dollars, and sales in Japan are primarily denominated in Yen. We incur expenses primarily in four major currencies, the U.S. Dollar, the Euro, the Yen and the British Pound. A weakening U.S. Dollar will generally result in higher operating costs for us principally in Europe and, to a lesser extent, in Japan. Sales by region translated into U.S. Dollars, as more fully set forth in the notes to our combined financial statements, are indicated as follows:

	Predecessor Company					NPTest Holding Corporation
	Year Ended December 31,			Nine Months Ended September 30, 2002	January 1, to July 29, 2003	Inception to September 30, 2003
	2000	2001	2002
		(in thousands)
North America	$100,608	$86,796	$127,574	$109,851	$65,283	$26,438
Europe	96,300	51,731	35,088	25,646	25,210	6,444
Asia Pacific	77,143	61,915	59,400	42,260	26,150	9,756
Japan	12,283	20,490	21,429	16,191	13,227	3,544

Total	$286,334	$220,932	$243,491	$193,948	$129,870	$46,182

Our historical financial statements do not reflect any foreign currency hedging arrangements as we have not hedged our foreign currency exposure to date. However, we may seek to hedge our exposure to foreign currency rate fluctuations in the future.

Introduction of Sapphire NP

We are currently devoting and intend to continue to devote significant resources to the development, production and commercialization of our new Sapphire NP platform. We expect to begin to ship our Sapphire NP tester in the fourth quarter of 2003. These shipments are likely to be subject to acceptance criteria that could delay the recognition of revenue from these sales until 2004. At introduction, Sapphire NP will be available in less complex configurations targeted at markets that require cost effective test solutions. Our future operating results will depend in large part upon our ability to successfully introduce and commercialize a range of Sapphire NP products, many of which are not yet available and are under development. We have not marketed the product broadly to date. We cannot be sure that the Sapphire NP product will achieve market acceptance or generate substantial revenue. We believe that the acceptance, volume production, timely delivery and customer satisfaction of our Sapphire NP tester is of critical importance to our future financial results.

Concentration of Customers

Intel accounted for 30% in 2000, 37% in 2001, 52% in 2002, and 46% in the combined nine months ended September 30, 2003 of our net revenue, and STMicroelectronics accounted for 30% in 2000, 18% in 2001, 10% in 2002, and 12% in the combined nine months ended September 30, 2003 of our net revenue. The combined nine months ended September 30, 2003 information represents the sum of the financial data for the January 1, 2003 to July 29, 2003 period for NPTest, Inc. and the financial data for the period from inception to September 30, 2003 for NPTest Holding Corporation. Our customers are generally not obligated by long-term contracts to purchase our systems. A small number of IDMs and assembly and test subcontractors account for a substantial portion of the purchases of test equipment generally. Consequently, our business and operating results would be materially adversely affected by the loss of, or any significant reduction in orders by, any of our significant customers.

Income Taxes

When we were part of Schlumberger, our tax rate was based on our earnings before taxes in the various tax jurisdictions in which we operate throughout the world. Changes in our mix of earnings before taxes in these tax jurisdictions caused our tax rate to fluctuate. In certain periods, we recognized tax benefits on pre-tax income due to the benefits generated on pre-tax losses in certain jurisdictions exceeding the tax expense generated by pre-tax income in other jurisdictions with different tax rates. In addition, we realized U.S. research and development tax credits when earned. We have subsidiaries in several foreign countries, mainly in Europe and Asia. Part of the income that was previously recognized from Schlumberger’s foreign operations and was not subject to U.S. taxation due to Schlumberger’s foreign incorporation became subject to U.S. taxation following our acquisition from Schlumberger due to our incorporation in Delaware. As a result, we expect that our overall tax rate will increase. For example, excluding for each period adjustments for purchase accounting and divestiture bonuses, we would have had a tax benefit for the January 1, 2003 to July 29, 2003 period, when we were part of Schlumberger, and an effective tax rate of 27% for the period from inception to September 30, 2003. This may not be indicative of our overall tax rate for future periods. We were a part of Schlumberger’s U.S. consolidated tax return through July 29, 2003. Schlumberger has agreed to reimburse us for all income taxes payable through July 29, 2003. There is no U.S. net operating loss carry forward from activities before July 29, 2003 because Schlumberger is entitled to the tax benefit from any losses generated through July 29, 2003. We have recorded net operating loss carryforwards in certain foreign tax jurisdictions generated subsequent to July 1, 2002 when we became a separate taxpayer in those jurisdictions.

Acquisition of NPTest, Inc.

On July 29, 2003 we acquired NPTest, Inc. from Schlumberger. We accounted for the acquisition as a purchase in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations.” All acquired tangible assets, identifiable intangible assets as well as assumed liabilities were valued based on their relative fair values. Accordingly, we adjusted the value of our inventory to fair value based on the stage of completion less cost to dispose. The resulting $10.4 million increase in the value of our inventory will result in increased cost of product revenue and reduced operating margins.

Goodwill and Intangible Assets

In connection with our acquisition of NPTest, Inc. from Schlumberger, we recorded goodwill of approximately $8.3 million and intangible assets of approximately $25.3 million. Intangible assets include customer contracts and relationships of $1.5 million, developed technologies of $14.1 million and backlog of $9.7 million with estimated useful lives for amortization of seven years, seven years and less than two years, respectively.

Recorded Charges in Connection with the Acquisition of NPTest, Inc.

NPTest Holding Corporation recorded the following charges in the period ended September 30, 2003 in connection with the acquisition of NPTest, Inc. from Schlumberger:

•	a one-time $5.0 million charge related to the write-off of in-process research and development;

•	approximately $2.8 million in charges related to the amortization of identifiable intangible assets, established as part of the purchase accounting;

•	approximately $2.9 million increase in cost of product revenue resulting from the write-up to fair value of our inventory and $8,000 of increase in depreciation of property plant and equipment as a result of our acquisition of NPTest, Inc. on July 29, 2003 and;

•	approximately $633,000 in interest expense related to our $75.0 million term loan;

•	approximately $713,000 in dividends and accretion on the mandatory redeemable preferred stock of NPTest Capital Corporation;

•	approximately $1.5 million in dividends and accretion on the convertible mandatory redeemable preferred stock of NPTest Holding Corporation; and

•	approximately $345,000 in advisory fees to Francisco Partners under the Advisory Agreement and approximately $44,000 of increase in depreciation of property plant and equipment as a result of our acquisition of NPTest, Inc.

In addition, NPTest, Inc. recorded a charge of approximately $7.7 million in divestiture bonuses in the July 1, 2003 to July 29, 2003 period in connection with the acquisition of NPTest, Inc. from Schlumberger. Of this amount, $667,000 was charged to cost of net product revenue, $1.1 million was charged to cost of net service revenue, $2.2 million was charged to research and development, and $3.7 million was charged to selling, general and administrative expense.

Anticipated Charges in Connection with the Acquisition of NPTest, Inc. and this Offering

In connection with the acquisition of NPTest, Inc. from Schlumberger and this offering, we expect to record the following charges in the fourth quarter of 2003, in part related to the repayment of our existing $75.0 million senior term loan, the redemption of $20.75 million of the outstanding mandatory redeemable preferred stock of NPTest Capital Corporation and the exchange for our common stock immediately prior to this offering of all remaining shares of convertible mandatory redeemable preferred stock:

•	a one-time charge of approximately $5.0 million in advisory fees under the amended Advisory Agreement;

•	approximately $5.3 million in accelerated amortization of deferred financing costs plus any accrued interest from October 1, 2003 through the repayment of our $75.0 million term loan;

•	approximately $1.8 million in accelerated amortization of issuance costs related to the mandatory redeemable preferred stock of NPTest Capital Corporation as well as any accrued dividends from October 1, 2003 through the date of the redemption and exchange of the preferred stock;

•	approximately $52.2 million related to accelerated amortization of issuance costs and the beneficial conversion feature associated with exchanging the convertible mandatory redeemable preferred stock of NPTest Holding Corporation for our common stock, as well as any accrued dividends from October 1, 2003 through the date of the redemption and exchange of the preferred stock;

•	approximately $78,000 of increase in depreciation of property plant and equipment as a result of our acquisition of NPTest, Inc. and an estimated $2.1 million increase in cost of net product revenue resulting from the write-up to fair value of our inventory, although the actual amount of the charges may vary based on the amount of inventory sold in the period; and

•	an estimated $5.0 million in charges related to the amortization of identifiable intangible assets, although the actual amount of the charges may vary based on the extent to which backlog existing as of the purchase date is reduced in the period.

Furthermore, we will recognize additional charges in future periods related to the remaining write-ups of our tangible assets and the remaining amortization of our intangible assets. Our operating results will be adversely affected by these charges in such future periods.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. For a detailed discussion on the application of these and other accounting policies, see note 1 to our combined financial statements. In preparing the combined financial statements included in this prospectus, we are required to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our combined financial statements, and the reported amounts of revenue and expenses during the reporting period. We expect that our actual results may differ from these estimates.

Revenue Recognition

We recognize revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements” and EITF 00-21, “Accounting for Revenue Arrangement with Multiple Deliverables.” Generally, acceptance of products with published specifications is received at the factory floor prior to shipment, therefore revenue, less fair value of installation, is recognized upon shipment when legal title passes. In those limited instances where there are customer-specific acceptance conditions, revenue is only recognized upon final customer-site acceptance. Our shipping terms are primarily freight-on-board, or FOB, shipping point. However, a portion of revenue associated with certain installation-related tasks, based upon fair value of that service, is recognized when the tasks are completed. When several elements are bundled into one contract, revenue is not recognized unless the fair value of the undelivered element(s) is objective and reliable and the delivered element has stand-alone value to the customer. The total contract revenue is allocated to the individual elements based upon the relative fair value of each element. For multiple element arrangements, management having the relevant authority establishes fair value based upon vendor-specific objective evidence. The fair value of the undelivered element is either the price charged when the element is sold separately or, for an element not yet being sold separately, the price established by management. When a price is established by management it must be probable that the price will not change before the element is actually sold separately. For products that have not been demonstrated to meet product specifications prior to shipment, revenue is recognized on receipt of customer technical acceptance. In any event, no revenue is recognized before legal title passes to the customer. A provision for the estimated cost of warranty is recorded when revenue is recognized. Revenue related to spare parts is generally recognized upon shipment. Service revenue is generally recognized ratably over the period of the related contract or, in some cases, as the services are performed. Deferred income includes amounts that have been billed per the contractual terms, but have not been recognized as revenue. For product revenue, this typically includes the amount of deferred product revenue less all product and warranty costs.

Tax

Even during the period we were a part of Schlumberger, we calculated our tax provision on a separate return basis. We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying combined balance sheets, as well as operating loss and tax credit carry forwards. We follow very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required. To date, we have not recorded any valuation allowance because, based on the available evidence, we believe it is more likely than not that we will be able to utilize all of our deferred tax assets in the future. If estimates of future taxable income prove inaccurate, a valuation allowance could be required in the future in light of, among other things, the cyclical industry in which we operate.

Inventory

We value our inventory at the lower of cost or estimated market value. Cost includes material, labor, allocated overhead and contract manufacturing costs. Provisions are recorded to reduce excess and obsolete inventory to net realizable value. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next 18 months. A significant decrease in demand for our products could result in excess inventory. We expect that demand for our products and services will fluctuate in the future in light of, among other things, the cyclical industry in which we operate, therefore impacting the provisions for excess and obsolete inventory.

Results of Operations

The following table sets forth certain items in our statement of operations for the years ended December 31, 2000, 2001, and 2002 and for the periods January 1, 2003 through July 29, 2003 and July 30, 2003 through September 30, 2003 expressed as a percentage of total net revenue, except that cost of product revenue is expressed as a percentage of product revenue, and cost of services revenue is expressed as a percentage of services revenue:

	Predecessor Company					NPTest Holding Corporation
	Years Ended December 31,			Nine Months Ended September 30, 2002	January 1, to July 29, 2003	Inception to September 30, 2003
	2000	2001	2002
Net revenue:
Product	75.6%	67.7%	73.9%	75.8%	70.0%	74.2%
Services	24.4	32.3	26.1	24.2	30.0	25.8

Total net revenue	100.0	100.0	100.0	100.0	100.0	100.0
Cost of net revenue:
Product	64.8	87.4	61.1	60.2	60.2	71.7 (a)
Services	63.1	69.4	60.1	62.0	66.3	61.6

Total cost of net revenue	64.4	81.6	60.9	60.6	62.1	69.1
Operating expenses:
Research and development	11.4	15.7	15.0	13.5	22.4	28.7
Selling, general and administrative	23.3	23.6	20.4	20.2	21.4	18.0
Gain on curtailment of pensions and employee benefits	—	—	(3.6)	—	—	—

Total operating expenses	34.7	39.3	31.8	33.7	43.8	46.7

Operating income (loss)	0.9	(20.9)	7.3	5.7	(5.9)	(15.8)
Interest income (expense), net	—	—	—	—	—	(1.4)
Dividend and accretion on convertible mandatory redeemable preferred	—	—	—	—	—	(1.5)
Foreign currency transactions loss, net	(0.0)	(0.0)	(0.5)	(0.6)	(0.3)	(0.5)

Income (loss) before income taxes	0.9	(20.9)	6.8	5.1	(6.2)	(19.2)
Income tax provision (benefit)	(1.2)	(10.2)	0.9	0.6	(3.3)	(3.2)

Net income (loss)	2.1%	(10.7)%	5.9%	4.5%	(2.9)%	(16.0)%

Dividend and accretion on mandatory redeemable preferred stock	—	—	—	—	—	(3.2)

Net income (loss) attributable to common shareholder	—	—	—	—	—	(19.2)

(a)	Includes $2,792 of amortization of identifiable intangible assets.

NPTest Holding Corporation was formed on June 20, 2003 for the purpose of acquiring NPTest, Inc. from Schlumberger on July 29, 2003. In the discussion of the nine months ended September 30, 2003 we refer to each line item in the statement of operations as “combined” for comparative purposes. These combined amounts represent the sum of the financial data for NPTest, Inc. for the period from January 1, 2003 through July 29, 2003 and the financial data for NPTest Holding Corporation for the period from its inception to September 30, 2003. These combined amounts are for informational purposes only and do not purport to represent what our financial position would have been in such periods. We further refer to the period from NPTest Holding Corporation’s inception through September 30, 2003 as the July 29, 2003 through September 30, 2003 period because we had no operations in the period from June 20, 2003 to July 29, 2003.

Nine months ended September 30, 2003 and 2002

Net Product Revenue

Our product revenue is derived from the sale of our products. Product revenue decreased 14.8% to approximately $125.2 million in the combined nine months ended September 30, 2003 from approximately $146.9 million in the nine months ended September 30, 2002. The decrease was due primarily to a decline in revenue from the sale of structural test products of approximately $10.6 million compared to the high levels of sales of these products in the nine months ended September 30, 2002. The high levels of sales in 2002 were achieved principally as a result of the successful introduction of these products in late 2001. Sales of peripheral products decreased approximately $6.5 million compared to strong sales of peripheral products in the nine months ended September 30, 2002 which were bolstered by the effects of a high-end test product pin upgrade program. Product revenue in the nine months ended September 30, 2002 included approximately $5.5 million of deferred revenue recognized from delayed acceptances of products that were shipped to new customers in Asia prior to September 30, 2001.

Net Services Revenue

Our services revenue includes maintenance fees for our installed base of systems and engineering services. Services revenue increased 8.1% to approximately $50.8 million in the combined nine months ended September 30, 2003 from approximately $47.0 million in the nine months ended September 30, 2002. Of this increase, approximately $2.5 million resulted from an increase in equipment support maintenance revenue and approximately $1.3 million from engineering services revenue. Our services revenue is generally less affected by industry cyclicality than our product revenue because it is driven in large part by our installed base of products rather than order rate.

Cost of Net Product Revenue

Cost of product revenue consists of costs of manufacturing products. These costs include materials, costs of third-party contract manufacturers, salaries and related expenses for manufacturing, distribution costs, warranty costs, depreciation of manufacturing equipment and overhead allocations for facilities expenses and information technology services. Cost of product revenue decreased 10.1% to approximately $79.4 million in the combined nine months ended September 30, 2003 from approximately $88.4 million in the nine months ended September 30, 2002. This decrease is primarily due to reduced revenue, offset by approximately $2.8 million in charges related to amortization of identifiable intangible assets recognized in the July 29, 3003 to September 30, 2003 period, and approximately $0.7 million of divestiture bonuses paid to employees recognized in the January 1, 2003 to July 29, 2003 period. As a percentage of product revenue, cost of product revenue increased to 63.4% in the combined nine months ended September 30, 2003 from 60.2% in the nine months ended September 30, 2002. The increase is almost entirely attributable to acquisition related charges, including the divestiture bonuses.

Cost of Net Services Revenue

Cost of services revenue consists of service personnel and related overhead allocations for facilities expenses and information technology services. Cost of services revenue increased 13.6% to approximately $33.1 million in the combined nine months ended September 30, 2003 from approximately $29.2 million in the nine months ended September 30, 2002, primarily due to increased revenue, approximately $1.1 million of divestiture bonuses recognized in the January 1, 2003 to July 29, 2003 period and approximately $0.6 million in higher repair costs on a newly released test head configuration. As a percentage of services revenue, cost of services revenue increased to 65.2% from 62.0% in the nine months ended September 30, 2002.

Research and Development

Research and development expenses include salaries and expenses of engineers and related engineering support personnel, initial tooling, project materials, depreciation on equipment used in research and development and an allocation of facilities expenses and information technology services. Research and development expenses increased 61.1% to approximately $42.3 million in the combined nine months ended September 30, 2003 from approximately $26.3 million in the nine months ended September 30, 2002. Of this increase, approximately $8.8 million is due to increased expenditures on the development of our Sapphire NP platform technology, $5.0 million relates to a one-time write-off of in-process research and development related to the acquisition recognized in the July 30, 2003 to September 30, 2003 period, and approximately $2.2 million relates to divestiture bonuses paid to engineering staff recognized in the January 1, 2003 to July 29, 2003 period. As a percentage of net revenue, research and development expenses increased to 24.0% in the combined nine months ended September 30, 2003 from 13.5% in the nine months ended September 30, 2002.

Selling, General and Administrative

Selling, general and administrative expenses include salaries and related expenses for sales, account management, marketing, commissions, consignment costs and other expenses for marketing programs and trade shows as well as salaries and related expenses for administrative, finance, legal, human resources and executive personnel. These expenses historically have included an allocation for general and administrative expenses provided until the third quarter of 2002 by Schlumberger. Selling, general and administrative expenses decreased 7.6% to approximately $36.2 million in the combined nine months ended September 30, 2003 from approximately $39.1 million in the nine months ended September 30, 2002. The decrease was primarily due to the elimination in 2003 of charges for general and administrative expenses provided by Schlumberger, which in the nine months ended September 30, 2002 totaled approximately $4.0 million. This reflects a transition away from reliance on Schlumberger administrative support to our own administrative infrastructure. The decrease was also due to approximately $1.7 million of reduced depreciation charges on demonstration equipment consigned to customers, as a number of consigned units were sold. These decreases were partially offset by approximately $3.7 million in divestiture bonuses paid to employees working in administrative and general management positions recognized in the January 1, 2003 to July 29, 2003 period. As a percentage of net revenue, selling, general and administrative expenses increased to 20.5% in the combined nine months ended September 30, 2003 from 20.2% in the nine months ended September 30, 2002.

Interest Income (Expenses), Net

Interest expense was approximately $0.6 million in the period July 30, 2003 to September 30, 2003 as a result of our $75.0 million three year term loan. Prior to this period, interest expense was not discussed as a separate line item.

Foreign Currency Transactions Gain (Loss), Net

Foreign currency transactions loss was approximately $0.7 million in the combined nine months ended September 30, 2003 as compared to foreign currency transactions loss of approximately $1.1 million in the nine months ended September 30, 2002. Losses in both periods were driven by the Euro strengthening against the U.S. Dollar.

Income Taxes

Income tax benefit was approximately $5.8 million for the combined nine months ended September 30, 2003 as a result of our pre-tax loss in the period of approximately $17.0 million. This compares to a tax provision of approximately $1.1 million for the nine months ended September 30, 2002 as a result of our pre-tax income in the period of approximately $9.9 million. The changes in taxes are primarily due to operating losses incurred for the combined nine months ended September 30, 2003 and operating income generated for the nine months ended September 30, 2002. The income and losses generated in the foreign jurisdictions were taxed at the rates applicable in such jurisdictions.

Dividend and Accretion

The dividend and accretion on the convertible mandatory redeemable preferred stock issued by NPTest Holding Corporation was approximately $1.5 million in the July 30, 2003 to September 30, 2003 period. The dividend and accretion on the NPTest Capital Corporation mandatory redeemable preferred was approximately $0.7 million in the July 30, 2003 to September 30, 2003 period.

Years Ended December 31, 2002 and 2001

Net Product Revenue

Product revenue increased 20.4% to approximately $180.0 million in 2002 from approximately $149.5 million in 2001. Our product revenue in 2002 was favorably affected by an increase in revenue of approximately $28.5 million related to the release of structural test products late in 2001, and an increase of $5.5 million of deferred revenue recognized from delayed acceptances of products that were shipped to new customers in Asia prior to June 30, 2001.

Net Services Revenue

Services revenue decreased 11.1% to approximately $63.5 million in 2002 from approximately $71.4 million in 2001. Of this decrease, approximately $7.0 million was the result of lower demand for design and engineering services following the industry downturn and approximately $1.1 million was the result of lower after-sale services partially due to the transition of a number of monthly service fee contracts to billable-charge based contracts, which typically occurs during industry downturns when products are used less frequently.

Cost of Net Product Revenue

Cost of product revenue decreased 15.7% to approximately $110.1 million in 2002 from approximately $130.6 million in 2001. This decrease was primarily due to approximately $35.4 million in excess inventory charges in 2001 resulting from the abrupt slowdown in sales during that period, partially offset by approximately $18.3 million in increased product costs associated with higher sales. Excluding this charge, cost of product revenue increased 15.6% from approximately $95.2 million in 2001, which was generally consistent with the revenue increase during this period. As a percentage of product revenue, cost of product revenue decreased to 61.1% in 2002 from 63.7% in 2001 (excluding this excess inventory charge) primarily as a result of approximately $2.4 million resulting from price reductions on older model system-on-a-chip tester products sold during the first quarter of 2001, and approximately $2.2 million in reduced manufacturing costs associated with restructuring initiatives.

Cost of Net Services Revenue

Cost of services revenue decreased 23.0% to approximately $38.1 million in 2002 from approximately $49.5 million in 2001, primarily as a result of lower personnel costs and related expenses corresponding to decreased activity levels and reduction in costs following our restructuring initiatives. As a percentage of services revenue, cost of services revenue decreased to 60.1% in 2002 from 69.4% in 2001. After-sale service costs were reduced by $5.7 million in part as a result of the restructuring described above. Cost of services revenue also reflects an additional $5.7 million reduction in costs related to design and engineering services consisting of

$3.0 million in reduced material and equipment charges and $2.7 million in lower personnel costs associated with restructuring initiatives.

Research and Development

Research and development expenses increased 5.3% to approximately $36.6 million in 2002 from approximately $34.7 million in 2001. As a percentage of total revenue, research and development expenses decreased to 15.0% in 2002 from 15.7% in 2001.

Selling, General and Administrative

Selling, general and administrative expenses decreased 4.5% to approximately $49.7 million in 2002 from approximately $52.0 million in 2001. As a percentage of net revenue, selling, general and administrative expenses decreased to 20.4% in 2002 from 23.6% in 2001. The decrease was primarily due to a reduction in charges for general and administrative expenses provided by Schlumberger of approximately $4.4 million from approximately $8.4 million in 2001 as a result of the gradual phasing out of group support. This decrease was partially offset by approximately $0.8 million for payments to employees in Japan in connection with our legal reorganization to a stand alone NPTest entity in that country, approximately $0.4 million in stand alone costs incurred at the headquarter level, and approximately $0.3 million in severance payments related to restructuring initiatives in North America. As indicated earlier, the annual savings related to these severance payments is approximately $1.6 million.

Gain on Curtailment of Pensions and Employee Benefits

Schlumberger terminated the participation of NPTest, Inc. employees in both the Schlumberger Pension Plan and the US Group Health Care Plan and Trust effective December 31, 2002. Upon termination of NPTest, Inc.’s participation, Schlumberger also assumed the liabilities as of December 31, 2002 relating to these plans and any future obligations relating to these liabilities. We therefore recorded a curtailment gain of $8.7 million as of December 31, 2002.

Foreign Currency Transactions Gain (Loss), Net

Foreign currency transactions loss was approximately $1.1 million in 2002 as compared to foreign currency transactions loss of approximately $0.1 million in 2001. The difference was primarily due to foreign exchange rate gains and losses in Europe.

Income Taxes

Income tax provision was approximately $2.1 million for 2002 on pretax income of approximately $16.6 million. This compares to a tax benefit of approximately $22.4 million in 2001 on a pre-tax loss of approximately $46.1 million. The change in taxes is primarily due to the change in earnings among jurisdictions with differing tax rates.

Years ended December 31, 2001 and 2000

Net Product Revenue

Product revenue decreased 30.9% to approximately $149.5 million in 2001 from approximately $216.4 million in 2000. This decrease in product revenue was primarily due to an industry-wide reduction in demand across our customer base and products, partially offset by an increase related to the commencement of structural tester sales of approximately $22.9 million in the second half of 2001.

Net Services Revenue

Services revenue increased 2.1% to approximately $71.4 million in 2001 from approximately $69.9 million in 2000. The increase in services revenue in 2001 was primarily due to increased product engineering services of approximately $1.0 million.

Cost of Net Product Revenue

Cost of product revenue decreased 6.9% to approximately $130.6 million in 2001 from approximately $140.3 million in 2000. This decrease was primarily due to lower product costs on reduced sales, offset by approximately $35.4 million in excess inventory charges in 2001 resulting from the abrupt slowdown in sales during that period. Excluding this charge, cost of product revenue decreased 32.1% to approximately $95.2 million in 2001, which was generally consistent with the revenue decrease during this period. As a percentage of product revenue, cost of product revenue, excluding the excess inventory charge, decreased to 63.7% in 2001 from 64.8% in 2000.

Cost of Net Services Revenue

Cost of services revenue increased 12.3% to approximately $49.5 million in 2001 from approximately $44.1 million in 2000. As a percentage of services revenue, cost of services revenue increased to 69.4% in 2001, from 63.1% in 2000 primarily as a result of an increase in product engineering service personnel costs due to a shift in resources of approximately $4.2 million.

Research and Development

Research and development expenses increased 6.2% to approximately $34.7 million in 2001 from approximately $32.7 million in 2000. This increase was primarily driven by a decision to continue new product investment during the industry downturn. As a percentage of total revenue, research and development expenses increased to 15.7% in 2001 from 11.4% in 2000.

Selling, General and Administrative

Selling, general and administrative expenses decreased 21.9% to approximately $52.0 million in 2001 from approximately $66.6 million in 2000. This decrease was primarily due to approximately $11.6 million in savings related to restructuring initiatives, a decrease in Schlumberger general and administrative fees, including both direct costs and general allocation, of approximately $1.2 million and a decrease of approximately $0.9 million for trade show expenses and approximately $0.3 million for advertising costs.

Foreign Currency Transactions Gain (Loss), Net

Foreign currency transactions loss increased to approximately $0.1 million in 2001 from approximately $34,000 in 2000.

Income Taxes

Income tax benefit was approximately $22.4 million in 2001 on pre-tax loss of approximately $46.1 million. This compares to a tax benefit of approximately $3.3 million in 2000 on pre-tax income of approximately $2.6 million. The change in taxes is primarily due to the change in earnings among jurisdictions with differing tax rates.

Unaudited Quarterly Financial Results

The following tables present our operating results for each of the ten quarters ended June 30, 2003 and for the July 1, 2003 to July 29, 2003 period and the July 30, 2003 to September 30, 2003 period, in dollars and as a percentage of net revenue, except that cost of product revenue is expressed as a percentage of product revenue, and cost of services revenue is expressed as a percentage of services revenue. In general, recognition of revenue in a given quarter is heavily weighted toward the last third of the quarter, thus a delay in recognition of revenue could impact results in a particular quarter. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited combined financial statements included elsewhere in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring adjustments, have been included to present fairly the unaudited quarterly results. This data should be read in conjunction with the combined financial statements and the related notes included elsewhere in this prospectus. These operating results are not indicative of results to be expected for any future period.

	Predecessor Company											NPTest Holding Corporation
	Quarters Ended										July 1, to July 29, 2003	Inception to Sept. 30, 2003
	2001				2002				2003
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	(in thousands)
Net revenue
Product	$50,052	$31,233	$21,649	$46,609	$51,662	$46,936	$48,341	$33,096	$42,289	$41,541	$7,105	$34,289
Services	19,385	18,604	17,155	16,245	15,978	15,732	15,299	16,447	16,618	17,336	4,981	11,893

Total net revenue	69,437	49,837	38,804	62,854	67,640	62,668	63,640	49,543	58,907	58,877	12,086	46,182

Cost of net revenue
Product	31,364	19,921	16,345	62,997	28,039	29,550	30,806	21,661	23,470	25,539	5,825	24,597 (a)
Services	12,845	12,902	12,214	11,588	10,602	9,306	9,250	8,979	10,925	10,873	3,997	7,331

Total cost of net revenue	44,209	32,823	28,559	74,585	38,641	38,856	40,056	30,640	34,395	36,412	9,822	31,928

Operating expenses
Research and development	10,029	8,749	7,807	8,163	7,821	8,476	9,953	10,323	11,280	11,872	5,865	13,274
Selling, general and administrative	15,407	13,864	11,506	11,194	13,060	13,586	12,503	10,503	10,426	10,446	7,005	8,293
Gain on curtailment of pensions and employee benefits	—	—	—	—	—	—	—	(8,667)	—	—	—	—

Total operating expenses	25,436	22,613	19,313	19,357	20,881	22,062	22,456	12,159	21,706	22,318	12,870	21,567

Operating income (loss)	(208)	(5,599)	(9,068)	(31,088)	8,118	1,750	1,128	6,744	2,806	147	(10,606)	(7,313)
Interest income (expense), net	—	—	—	—	—	—	—	—	—	—	—	(625)
Dividend and accretion on mandatory redeemable preferred stock	—	—	—	—	—	—	—	—	—	—	—	(713)
Foreign currency transaction gain (loss), net	52	(268)	44	33	(122)	(689)	(239)	(97)	(388)	(122)	37	(241)

Income (loss) before income taxes	(156)	(5,867)	(9,024)	(31,055)	7,996	1,061	889	6,647	2,418	25	(10,569)	(8,892)
Income tax provision (benefit)	(1,965)	(3,221)	(4,265)	(12,915)	1,553	(380)	(46)	990	214	(423)	(4,146)	(1,491)

Net income (loss)	$1,809	$(2,646)	$(4,759)	$(18,140)	$6,443	$1,441	$935	$5,657	$2,204	$448	$(6,423)	$(7,401)

Dividend and accretion on convertible mandatory redeemable preferred stock												$(1,456)

Net income (loss) attributable to common shareholder												$(8,857)

(a)	Includes $2,792 of amortization of identifiable intangible assets.

	Predecessor Company											NPTest Holding Corporation
	Quarters Ended										July 1, to July 29, 2003	Inception to Sept. 30, 2003
	2001				2002				2003
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Net revenue
Product	72.1%	62.7%	55.8%	74.2%	76.4%	74.9%	76.0%	66.8%	71.8%	70.6%	58.8%	74.2%
Services	27.9	37.3	44.2	25.8	23.6	25.1	24.0	33.2	28.2	29.4	41.2	25.8

Total net revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of net revenue
Product	62.7	63.8	75.5	135.2	54.3	63.0	63.7	65.4	55.5	61.5	82.0	71.7 (a)
Services	66.3	69.4	71.2	71.3	66.4	59.2	60.5	54.6	65.7	62.7	80.2	61.6

Total cost of net revenue	63.7	65.9	73.6	118.7	57.1	62.0	62.9	61.8	58.4	61.8	81.3	69.1

Operating expenses
Research and development	14.4	17.6	20.1	13.0	11.6	13.5	15.6	20.8	19.1	20.2	48.5	28.7
Selling, general and administrative	22.2	27.7	29.7	17.8	19.3	21.7	19.6	21.2	17.7	17.7	58.0	18.0
Gain on curtailment of pensions and employee benefits	—	—	—	—	—	—	—	(17.4)	—	—	—	—

Total operating expenses	36.6	45.3	49.8	30.8	30.9	35.2	35.2	24.6	36.8	37.9	106.5	46.7

Operating income (loss)	(0.3)	(11.2)	(23.4)	(49.5)	12.0	2.8	1.9	13.6	4.8	0.3	(87.8)	(15.8)
Interest income (expense), net	—	—	—	—	—	—	—	—	—	—	—	(1.4)
Dividend and accretion on mandatory redeemable preferred stock												(1.5)
Foreign currency transaction gain (loss), net	0.1	(0.6)	0.1	0.1	(0.2)	(1.1)	(0.5)	(0.2)	(0.7)	(0.2)	0.4	(0.5)

Income (loss) before income taxes	(0.2)	(11.8)	(23.3)	(49.4)	11.8	1.7	1.4	13.4	4.1	0.1	(87.4)	(19.2)
Income tax provision (benefit)	(2.8)	(6.5)	(11.0)	(20.5)	2.3	(0.6)	(0.1)	2.0	0.4	(0.7)	(34.3)	(3.2)

Net income (loss)	2.6%	(5.3)%	(12.3)%	(28.9)%	9.5%	2.3%	1.5%	11.4%	3.7%	0.8%	(53.1)%	(16.0)%

Dividend and accretion on convertible mandatory redeemable preferred stock												(3.2)

Net income (loss) attributable to common shareholders												(19.2)%

(a)	Includes $2,792 of amortization of identifiable intangible assets.

Net Revenue

The decline in product revenue in the first three quarters of 2001, from approximately $50.1 million to approximately $31.2 million, to approximately $21.6 million, respectively, was due to an industry-wide downturn in demand. The rapid rebound in the fourth quarter of 2001 to approximately $46.6 million was due primarily to the launch of a new structural tester in that period. Product revenue declined approximately $4.8 million to approximately $46.9 million in the second quarter of 2002 as the earlier quarter included approximately $5.5 million in revenue from products that were shipped to new customers in Asia prior to June 30, 2001 and accepted in the first quarter of 2002. Product revenue declined $15.2 million to approximately $33.1 million in the fourth quarter of 2002 due to a decline in test equipment sales as demand for our structural test equipment slowed. Product revenue increased in the first quarter of 2003 to approximately $42.3 million as a result of increased industry demand from very low fourth quarter 2002 levels. Service revenue decreased sequentially in each of the six quarters ended September 30, 2002, from approximately $19.4 million in the first quarter of 2001 to approximately $15.3 million in the third quarter of 2002, due to reduced activity throughout the industry which encouraged customers in certain instances to transition from monthly service fee contracts to billable-charge based contracts. Product revenue as a percentage of total revenue declined to 58.8% in the July 1, 2003 to July 29, 2003 period due to the low percentage of product revenue that is customarily realized in the first month of the quarter.

Cost of Revenue

Cost of product revenue increased to 75.5% of product revenue in the third quarter of 2001 due to an increase in unabsorbed production costs. Cost of product revenue in the fourth quarter of 2001 included a charge of approximately $35.4 million related to excess inventory. Cost of product revenue decreased to 54.3% of product revenue in the first quarter of 2002 due to increased product sales and a strong mix of sales of our high end products and newly introduced structural test equipment. From this point, cost of product revenue increased as a percentage of product revenue sequentially over the next three quarters to 65.4% as a result of the continued industry downturn and reduced demand for test equipment. As a percentage of total product revenue, total cost of product revenue decreased to 55.5% in the first quarter of 2003, primarily due to higher gross margins associated with deferred income recognized in the period. Cost of product revenue increased to 82.0% of revenue in the July 1, 2003 to July 29, 2003 period due to approximately $0.7 million in divestiture bonus expense recorded in the period. Cost of product revenue was 71.7% in the period from inception to September 30, 2003, due to an approximately $2.8 million charge related to amortization of identifiable intangible assets and an approximately $2.1 million charge related to amortization of the premium related to work in process. Cost of services revenue in the second quarter of 2002 decreased to 59.2% of service revenue due to lower installation and warranty costs. Cost of services revenue in the fourth quarter of 2002 decreased to 54.6% of service revenue due to lower repair costs. Cost of service revenue increased to 80.2% of service revenue in the July 1, 2003 to July 29, 2003 period due to approximately $1.1 million in divestiture bonus expense recorded in the period.

Operating Expenses

Research and development expenses increased in each of the five quarters ended June 30, 2003, as we invested in future products and enhanced existing products. Research and development as a percentage of revenue increased to 48.5% due to approximately $2.2 million in divestiture bonus expense recorded in the July 1, 2003 to July 29, 2003 period and increased costs related to the development of the Sapphire platform. Selling, general and administrative costs increased to 58.0% of revenue due to approximately $3.7 million in divestiture bonus expense recorded in the July 1, 2003 to July 29, 2003 period.

Liquidity and Capital Resources

Net cash provided by operating activities in the period from inception to September 30, 2003 period was approximately $12.0 million, which reflects net loss of approximately $7.4 million, depreciation of approximately $4.3 million, a non cash charge to write-off in-process technology of $5.0 million and working capital and other movements generating cash of approximately $10.1 million. Key movements within working capital and other include favorable movements in other accrued liabilities of approximately $9.6 million and inventory of approximately $6.0 million, offset by an unfavorable movement in prepaid expenses and other assets of approximately $1.9 million. Other accrued liabilities increased primarily due to increased accrued payroll and accrued costs associated with this offering. Inventory decreased due to the utilization of excess supplies on hand following the abrupt decline in activity that began in 2000.

Net cash used by operating activities in the January 1, 2003 to July 29, 2003 period was $2.1 million, which reflects a net loss of approximately $3.8 million, depreciation of approximately $4.5 million, inventory provision of approximately $6.6 million, and working capital and other movements utilizing cash of approximately $5.2 million. Key movements within working capital and other include unfavorable movements in payables to related parties of approximately $4.4 million, prepaid expenses and other assets of $3.9 million, income tax payable of $2.7 million, offset by a favorable movement in accounts payable of $6.2 million. Payables to related parties decreased as part of the preparation for the sale of the NPTest, Inc. business. Prepaid expenses and other assets increased due to a $2.2 million increase related to a receivable from Schlumberger for tax liabilities due as of July 29, 2003 and to an approximately $1.6 million increase in Europe, primarily related to an increase in VAT receivable in France. Income tax payable decreased due to tax payments in Asia. Accounts payable increased due to normal movements from low year-end levels.

Net cash provided by operating activities in 2002 was approximately $52.8 million, which reflects net income of approximately $14.5 million, depreciation of approximately $9.5 million, inventory provision of approximately $8.8 million, gain on curtailment of pension and employee benefits of approximately $8.7 million, and working capital and other movements generating cash of approximately $28.7 million. Key movements within working capital and other include favorable movements in inventory of approximately $26.6 million, deferred income taxes of approximately $9.4 million, accounts receivable of approximately $4.7 million, pension and post-retirement benefits of approximately $3.5 million offset by unfavorable movements in deferred income of approximately $7.9 million, and payables to related parties of approximately $7.7 million. Inventory decreased due to the utilization of excess supplies on hand following the abrupt decline in activity that began in 2000. Deferred income taxes decreased as a result of the large amount of inventory scrapped during this period. Accounts receivable decreased as a result of account collection and reduced activity in the fourth quarter of 2002 versus the prior period. The pension and post-retirement benefits increase reflects the normal increase of our obligation in the year. Deferred income decreased as the result of receiving product acceptances relating to product revenue previously deferred. Payables to related parties decreased mainly due to a payment to a related party payroll service provider.

Net cash used by operating activities in 2001 was approximately $17.8 million, which reflects a net loss of approximately $23.7 million, depreciation of approximately $10.8 million, inventory provision of approximately $39.1 million, and working capital and other movements utilizing cash of approximately $43.9 million. Key movements within working capital and other include favorable movements in accounts receivable of approximately $33.9 million, offset by unfavorable movements in deferred income of approximately $42.6 million, accounts payable of approximately $18.0 million, and deferred income taxes of approximately $12.9 million. Accounts receivable decreased due to collection of outstanding balances and reduced revenue at year end versus the prior period. Deferred income decreased due to the receipt of product acceptances relating to the product revenue previously deferred. Accounts payable decreased due to reduced procurement activity at the end of the year. Deferred income taxes increased as the result of tax timing differences related to the reserve for excess material recognized during the year.

Net inventory decreased approximately $35.0 million from December 31, 2001 to December 31, 2002. The improvement in our inventory position resulted from a focused effort to utilize the high levels of net inventory accumulated as a result of the abrupt market decline that occurred in late 2000 and early 2001. Net inventory decreased approximately $6.2 million from December 31, 2002 to June 30, 2003. The improvement in our inventory position resulted from further utilization of the accumulated inventory on hand.

As described in critical accounting policies, we value our inventory at the lower of cost or estimated market value at each balance sheet date. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory to net realizable value.

Our accounts receivable balance increased from approximately $48.5 million as of December 31, 2002 to approximately $56.8 million as of June 30, 2003. This increase was attributable primarily to an increase in the amount of our net revenue during the quarter ended June 30, 2003 compared to the quarter ended December 31, 2002.

Cash used in investing activities was approximately $210.3 million in the period from inception to September 30, 2003 as a result of the acquisition of NPTest, Inc. Cash used in investing activities was approximately $2.5 million in the January 1, 2003 to July 29, 2003 period due to capital spending. Cash used in investing activities was approximately $27.0 million in 2000, $4.0 million in 2001, and $5.3 million in 2002. Capital spending on building improvements specific to our headquarters in San Jose accounted for approximately $17.5 million in 2000.

Cash provided by financing activities was approximately $223.1 million in the period from inception to September 30, 2003 raised in support of the acquisition of NPTest, Inc. Cash used in financing activities was approximately $3.8 million in the January 1, 2003 to July 29, 2003 period. Cash used in financing activities was approximately $40.8 million in 2002, and cash provided by financing activities was approximately $66.2 million in 2000 and $15.8 million in 2001. Cash flows from financing activities in each period prior to July 29, 2003 are primarily comprised of net investments (distributions) from (to) Schlumberger.

We expect that our capital expenditures for the fourth quarter of 2003 will be approximately $2.0 million. These anticipated expenditures primarily relate to the purchase of capital equipment for the general support of our business. Our other commitments are primarily comprised of our lease obligations, which aggregate approximately $27.9 million through 2007 and thereafter.

In the past, our capital needs were funded by Schlumberger. However, following our acquisition from Schlumberger, it will no longer provide funds to finance our working capital or other cash requirements. We will benefit from net proceeds received from the issuance of the shares by us in this offering and expect to use a portion of the net proceeds for general corporate purposes. The net proceeds of this offering will be used to repay in full our $75.0 million senior term loan, plus accrued but unpaid interest, from Citicorp, the repayment of which was guaranteed by Francisco Partners. We are in the process of negotiating a revolving credit facility to provide us with an additional source of liquidity, though there can be no assurance that we will be successful in doing so. We also intend to make a one-time payment of $5.0 million to Francisco Partners in connection with the amendment of our advisory agreement with them. Our future capital requirements will depend on many factors, including our rate of revenue growth, the price received for our products and services, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, the cost to ensure access to adequate manufacturing capacity, and the continuing market acceptance of our products. We currently expect that our existing cash and cash equivalents together with our anticipated future cash flow from operations, will be sufficient to satisfy our anticipated cash needs for at least the next 12 months. To the extent that our existing cash and cash equivalents, together with any cash flows from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Future equity financings would be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants. We will likely not be able to obtain financing with interest rates as favorable as those in the past. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

As described more fully under “Transactions with Schlumberger—Stock Purchase and Sale Agreement”, as part of the consideration for the acquisition of the NPTest business from Schlumberger, we may be required to make additional payments to Schlumberger. We could be required to make a substantial payment when we have not actually received any additional funds. In the event we cannot satisfy these obligations in cash or elect not to do so, we may settle them by issuing shares of our common stock to Schlumberger resulting in dilution to our stockholders.

Although we are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations and Contingent Liabilities and Commitments

Other than operating leases for certain equipment and real estate, we have no significant off-balance sheet transactions, unconditional purchase obligations or similar instruments and we are not a guarantor of any other entities, debt or other financial obligations. The following table presents a summary of our contractual obligations and payments, by period, as of September 30, 2003.

Cash Payments Due by Period

(in millions)

	Total	Three months ending December 31, 2003	January 1, 2004 through the year ending December 31, 2005	January 1, 2006 through the year ending December 31, 2007	Thereafter
Operating leases	$27.9	$1.3	$9.3	$8.6	$8.7

We also have the following contingent consideration that may be required to be paid to Schlumberger:

In July 2003, NPTest Holding, LLC, a company controlled by Francisco Partners and Shah Management, purchased NPTest, Inc. from Schlumberger for approximately $220 million, subject to a customary post-closing working capital adjustment. In connection with the acquisition, we agreed that Schlumberger would have a right to participate, to a limited extent, in a portion of future increases in the value of the business.

In particular, under the agreement, we will be required to make payments to Schlumberger under the following scenarios:

•	if NPTest Holding, LLC at any time in the future distributes to its members our stock, or other consideration in respect of our stock, with a cumulative aggregate value in excess of $330 million. Upon the first such distribution, we would make a payment equal to 15% of the excess of the aggregate value of the distribution by NPTest Holding, LLC to its members over $330 million which would be in the same form (i.e. cash or stock) as the distribution. Upon each and every subsequent distribution at any point in the future, we would make a payment equal to 15% of that subsequent distribution; or

•	on the earlier of (i) the first anniversary of the completion of this offering or (ii) the date after the offering that NPTest Holding, LLC has received at least $330 million in cash proceeds related to our stock. Upon this date, Schlumberger will have the option, at its election (a “Value Increase Election”), to receive from us a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330 million of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of our stock plus any proceeds related to our stock previously received by NPTest Holding, LLC; or

•	on the earlier of (i) the first anniversary of the closing of a merger, acquisition or sale of all or substantially all of our assets in which either (a) NPTest Holding, LLC receives (together with all cash proceeds related to our stock previously received by NPTest Holding, LLC) at least $330 million in cash proceeds related to our stock or (b) NPTest Holding, LLC receives proceeds consisting only of cash and freely tradeable securities, or (ii) the date after such a merger, acquisition or sale that NPTest Holding, LLC has received at least $330 million in cash proceeds related to our stock. Upon this date, Schlumberger will have the option, at its election (an “Acquisition Election”), to receive from us a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330 million of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of our stock plus any proceeds related to our stock previously received by NPTest Holding, LLC plus the consideration received by NPTest Holding, LLC from the acquisition.

If Schlumberger makes a Value Increase Election or an Acquisition Election, we may choose to make the payment in any combination of cash or stock. If we make the payment in stock, we have agreed to use our reasonable efforts to give Schlumberger customary registration rights.

Furthermore, in the event of a merger, acquisition or sale of all or substantially all of our assets involving a specified party that occurs by January 26, 2004, and that results in NPTest Holding, LLC receiving at least $227 million in consideration, Schlumberger will have the right to receive from us an amount equal to 50% of the excess over $227 million of the value of the consideration received by NPTest Holding, LLC in such sale. The payment may be made in a combination of cash or stock, depending on the type of consideration received by NPTest Holding, LLC. We are not affiliated, and have no ongoing discussions, with this party.

To the extent contingent consideration is paid, it will be reflected as an adjustment to goodwill.

Recent Accounting Pronouncements

In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations.” FAS 143 requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an Asset Retirement Obligation (“ARO”), an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. FAS 143 is effective for financial statements for fiscal years beginning after June 15, 2002. Upon adoption of the final Statement, an entity will use a cumulative-effect approach to recognize transition amounts for existing ARO liabilities, asset retirement costs, and accumulated depreciation. All transition amounts are to be measured using current (as of the date of adoption of the final Statement) information, current assumptions, and current interest rates. The implementation of SFAS No. 143 did not have a material impact on our financial position, results of operations and cash flows.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 46”). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This Statement requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 15, 2002. The implementation of this statement did not have a material impact on our financial position, results of operations and cash flows.

In January 2003, the EITF issued No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. This EITF establishes the criteria for recognizing revenue in arrangements when several items are bundled into one agreement. EITF 00-21 does not allow revenue recognition unless the fair value of the undelivered element(s) is available and the element has stand-alone value to the customer. EITF 00-21 also provides guidance on allocating the total contract revenue to the individual elements based upon the available fair value of each deliverable. The implementation of this statement did not have a material impact on our financial position, results of operations and cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. We do not expect that the adoption of FIN 46 will have a material impact on our results of operations, financial condition and cash flows.

In May 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of this statement did not have a material impact on our financial position, results of operations and cash flows.

Qualitative and Quantitative Disclosure about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded.

Foreign Exchange Rates

We are exposed to foreign currency exchange movements, primarily in the Euro, and the Japanese Yen, and to a lesser extent, the British Pound, as we enter into various contracts, which change in value as foreign currency exchange rates change. The primary exposure exists during the period between when a contract price is fixed in foreign currency and when the related receivable is collected. To mitigate this risk we only fix contracts in the above referenced foreign currencies, and normally fix prices for long term contracts using U.S. dollar prices. The length of time between when a short-term contract price is contractually fixed, and when the equipment is delivered, typically ranges between two to four months, unless the equipment can be taken from finished goods inventory. Our standard terms of sale are 80% due 30 days after delivery, and 20% due 30 days after customer site acceptance, which is required within 30 days of delivery. On completion of this offering, we may seek to hedge our exposure to foreign currency rate fluctuations with forward contracts. We cannot assure you that any hedging transactions we may enter into will be effective or will not result in foreign exchange hedging losses. Our historical financial statements do not reflect any foreign currency arrangements.

Interest Rates

After the application of the proceeds from this offering, we will have virtually no debt, and therefore our exposure to market risk related to interest rates is limited. If and when we do enter into future borrowing arrangements, we will seek to manage the exposure to interest rate changes by using a mix of debt maturities and variable- and fixed-rate debt together with interest rate swaps, where appropriate, to fix or lower borrowing costs.

BUSINESS

Overview

We design, develop and manufacture advanced semiconductor test and diagnostic systems and provide related services for the semiconductor industry. Our customers include integrated device manufacturers, or IDMs, fabless design companies, foundries and assembly and test subcontractors worldwide. Our products and services enable our customers to bring their increasingly complex integrated circuits, or ICs, to market faster, at lower cost and without compromising IC quality. We offer products that enable our customers to debug, characterize and test a wide range of ICs, including the fastest multi-Gigahertz microprocessors and the most highly integrated, high-speed system-on-a-chip, or SOC, devices. In addition, we provide test engineering services, including debug, repair and characterization. As of September 30, 2003, we had 886 employees worldwide.

Industry Background

Historically, the semiconductor industry has been driven by the ability to integrate an increasing number of transistors on a given area of silicon, which has allowed for the production of smaller, faster and more complex integrated circuits at decreasing costs. This has been accomplished by shrinking circuit dimensions, increasing the silicon wafer size to allow for more die per wafer and introducing new conductive and insulating materials. These advancements, in combination with decreasing average selling prices, have allowed for the proliferation of semiconductor devices, as well as an increase in semiconductor content, in a wide variety of end market applications including computer, consumer and communication devices.

Despite the proliferation of semiconductor devices and increase in semiconductor content, the semiconductor industry is traditionally cyclical. Sales of semiconductor devices are estimated to have been approximately $50.5 billion in 1990, $204.4 billion in 2000 and $140.7 billion in 2002, according to the Semiconductor Industry Association. Since peaking in 2000, the industry has been in the midst of a downturn which has been characterized by depressed end market demand, low utilization of equipment by semiconductor manufacturers and assembly and test subcontractors, and reduced spending on semiconductor capital equipment. This downturn has affected the test equipment market more significantly than the overall capital equipment sector. According to VLSI Research, worldwide sales of automated test systems decreased from approximately $6.8 billion in 2000 to approximately $2.2 billion in 2002. Over the last two years, semiconductor manufacturers have focused capital equipment spending on advanced wafer processing equipment, but have invested less in improvements in back-end processes such as test and diagnostics. In addition, life cycles of end products have shortened and leading edge devices have moved to smaller geometries and higher performance levels. As a result, test systems installed during the industry peak do not meet the requisite performance requirements and are not cost-effective for new generations of ICs.

Recent evidence points to a recovery in the industry as semiconductor manufacturers have seen increased demand for their products. Industry research firms are currently forecasting improved market conditions in 2004 and beyond. For example, the Semiconductor Industry Association estimates that by 2006 sales of semiconductor devices will be approximately $204.9 billion, or a compound annual growth rate of 9.9% from 2002 sales. Since the downturn began, under-investment in capital equipment, particularly in the back-end processes, and advances in IC design and architecture have occurred. We believe these factors will lead to demand for new cost-effective test products that are flexible enough to meet the evolving needs and rapid time-to-market requirements of semiconductor manufacturers.

Semiconductor Design and Manufacturing Process

The diagram below depicts the multistage semiconductor design and manufacturing process:

•	Design and Simulation Stage. The product concept is developed into a software-based model of the electrical circuit. This model is developed into a photolithographic template or “mask” that has the circuit layout etched into it.

•	Prototype Development Stage. The mask is used to manufacture a small quantity of prototype ICs.

•	Validation and Characterization Stage. The functionality of prototype ICs is validated, comparing the prototype to the model, and the specifications are characterized in detail. Prototypes often require redesign and repetition of the photolithographic process with a new mask to correct architectural or design flaws.

•	Wafer Fabrication Stage. After validation and characterization, the IC is moved to high volume manufacturing. At the end of wafer fabrication, wafer test, or wafer sort, where faulty ICs are identified, is conducted.

•	Assembly and Final Test Stage. The good ICs are assembled, packaged, and undergo final testing. Final test can involve structurally testing and/or functionally testing the IC to ensure it meets necessary quality levels prior to shipping.

•	Failure Analysis Stage. Defective ICs rejected by the end user, as well as defective ICs found during manufacturing test, are analyzed to identify and correct the cause of the malfunction, whether in the manufacturing process or in the IC design.

Market Challenges

Test and associated design diagnostics play key roles in the semiconductor design and manufacturing process. Test and diagnostics are critical in high volume manufacturing for identifying non-performing ICs and isolating the cause of malfunctions. They are also essential to debugging and characterizing ICs, and measuring and increasing yield as manufacturing volumes increase. Test and diagnostics are becoming more challenging due to a number of factors, including:

•	Rising complexity of chip designs. The trend towards smaller geometries and an increasing number of transistors and metal layers, and the integration of analog, digital and memory functions on a single IC has created new challenges for test. In addition, advances in bus technology and the adoption of new design protocols are increasingly making ICs more complex. Process technology innovations have added to this complexity. Existing device debug and characterization methodologies are becoming inadequate to identify faults and defects in these designs and customers are seeking alternative methodologies.

•	Increasing cost of test. Traditionally semiconductor manufacturers have used functional testers which attempt to re-create the end-user application environment. As semiconductor designs, ICs and process technologies have become increasingly complex, this form of test has become less cost effective. To manage test costs, customers are pursuing lower-cost test techniques, such as structural test, built-in self-test (BIST), and design-for-test (DFT). Continued cost pressures are driving customers to demand higher utilization of test systems, as well as test systems that can be re-used across different types and generations of ICs. Current test system products lack the flexibility and scalability required to permit desired levels of utilization and extend the product’s useful life.

•	Increased pressure for rapid time-to-market and time-to-volume manufacturing. Today’s semiconductor market is characterized by diminishing product life cycles and obsolescing technologies. Semiconductor manufacturers are focused on accelerating their time-to-market with new ICs in order to maximize their revenue opportunity. Customers are seeking test solutions that enable them to debug, validate and characterize new IC designs with a minimum number of design iterations. Collaboration among design and manufacturing test engineers is becoming more critical for optimizing time-to-volume manufacturing and yield. Failure to work collaboratively increases the number of design iterations required to produce an IC ready for high volume manufacturing and, therefore, delays time-to-market. Today, 60% of IC designs require more than one design iteration, and 35% require three or more iterations according to VLSI Research.

Our Solution

We design, develop, manufacture, sell and support advanced semiconductor test and diagnostic systems and offer test engineering services that enable our customers to increase their engineering and manufacturing efficiency and lower their cost of test. Our solution offers:

•	Leading technology. We design tools that debug, characterize and test the fastest multi-Gigahertz microprocessors, as well as the most highly integrated, high-speed SOCs. We are recognized as a leader in functional and structural test with our EXA and DeFT platforms, respectively. Our EXA3000 functional tester can provide data rates of 3.2 Gb/s and timing accuracy of 50 picoseconds. The DeFT structural tester was the first commercially available structural tester when it was introduced in 2001. Sapphire NP, our latest test platform, integrates our knowledge of functional and structural test and is capable of performing both. In addition to our test platforms, our diagnostic tools detect circuit defects and design faults down to 90nm with high accuracy. Our IDS OptiFIB integrates photon and ion optics into a single coaxial column which allows for the simultaneous capture of real-time optical and focused ion beam, or FIB, images, a new technology for the market.

•	Accelerated time-to-market for our customers. Our products enable our customers to reduce the number of prototype iterations required to complete a product design. Our systems perform signal measurement, failure analysis, circuit edit and characterization to identify design defects and functional failures during the first design cycle. We also provide these services on an outsourced basis to customers who do not possess, or choose not to use, in-house test engineering capabilities. Customers who use our test engineering services are able to limit prototype iterations, reduce engineering and mask costs and accelerate time-to-market for their ICs. We are also implementing compatible software interfaces which can be used in debug, validation and characterization and manufacturing. This software facilitates communication between design and manufacturing test engineers, helping them shorten time-to-market.

•	Multiple test capabilities on a single platform. We have designed our latest test platform, Sapphire NP, for use throughout the semiconductor design and manufacturing process. This test platform has been designed to lower infrastructure costs, and to have a smaller footprint and reduced power requirements. The same system can be configured for the engineering stages, including device debug, validation and characterization, and the high volume manufacturing stages, including wafer sort and final test.

•	A reconfigurable, scalable test platform. By placing the intelligence of the tester in the test head and designing test instruments that “plug and play” within the test head, we have designed our Sapphire NP platform to be fully reconfigurable. This test platform design allows customers to reconfigure the platform as their performance requirements and functionality needs change by implementing test instruments that are capable of testing SOC devices, high-performance logic or any other IC, including mixed-signal, analog and radio frequency, or RF. The performance and pincount of Sapphire NP are fully scalable. Sapphire NP can be used to test all of the various functional blocks of an SOC simultaneously regardless of block operating speed and without sacrificing accuracy. Sapphire NP is designed to be reconfigured to help our customers as they adopt new DFT methodologies and transition from solely functional test to structural test or a combination. These features enhance utilization and forward compatibility, and significantly reduce the overall cost of test.

Business Strategy

Our objective is to lead the semiconductor test industry by introducing technologies that enhance  the efficiency of test, validation and characterization in the semiconductor design and manufacturing process. Key elements of our strategy include:

•	Extending our technology leadership. We have consistently introduced new products that have enabled our customers to overcome their testing, characterization and validation challenges and to bring next generation products to market. We are committed to maintaining our leadership at the high end of the market, and therefore, work closely with our customers and share product roadmaps to anticipate technology progression such as operating frequencies in excess of 6.4 GHz and timing accuracy of 20 picoseconds. Our Sapphire NP tester architecture allows our customers to reduce time-to-market for new products at the leading edge of technology with a lower cost of test. We also continue to innovate with our diagnostic systems. Our current e-beam, circuit analysis and FIB diagnostic products are validated to deliver 90nm capability today, and we are actively developing technology for next generation devices.

•	Innovating for cost efficiency. We strive to offer leading-edge products and services that drive cost efficiency in the test and diagnostic industry. We have continually developed products that have reduced the cost of test, such as the EXA3000 and the DeFT test platform, introduced in 2000 and 2001 respectively. We expect the recently introduced Sapphire NP platform to improve cost efficiency by bringing a new level of integration to the test market and providing a scalable cost structure for our customers. We plan to continue to innovate for cost efficiency by building on or re-using our test technology and further integrating it within the Sapphire NP platform and instrument set.

•	Enabling the transition to low cost test strategies. Confronted with competitive pressures and the inability to test the full functionality of highly integrated ICs, semiconductor manufacturers have identified test techniques such as structural test, BIST, and DFT as key enablers of testability and lower manufacturing costs. Our DeFT platform was the first structural test product commercially available. Our recently introduced Sapphire NP platform supports both functional and structural test on a single platform. As semiconductor manufacturers transition from functional to structural test, we intend to provide systems that facilitate the transition to lower cost test strategies.

•

Expanding our addressable market.    Our products have traditionally focused on the high end of the market. As IC complexity has increased with greater integration of digital, analog and mixed signal technologies, the testing performance requirements for a wider range of ICs have grown, increasing the addressable market for our products. Our Sapphire NP platform will also expand our addressable market by allowing us to service products at different performance levels, including devices operating at frequencies of 200 MHz and less, where we have not traditionally focused. This will allow us to target high volume, cost sensitive devices such as advanced microcontrollers, devices for mid- to low-end consumer products and RF devices. We also plan to further penetrate the fabless semiconductor and subcontractor markets. We plan to build on our success in selling our EXA platform in these markets by meeting the needs of fabless semiconductor companies and subcontractors with the flexibility and configurability of our Sapphire NP platform.

•	Collaborating with strategic customers to improve our market position. We have and will continue to develop strategic relationships with the leading companies in the semiconductor industry, including the leading manufacturers of microprocessors and mixed-signal SOCs, to develop new products and services. By collaborating with existing and potential customers, we attempt to minimize our development risk and to better understand the product roadmap and development needs of our customers. Through defining key milestones for cost of test reductions and meeting joint development program requirements with strategic partners we have introduced new products including our EXA3000, DeFT and Sapphire NP platforms. For example, we recently entered into a collaboration with Beijing Microelectronics Technology Institute to establish a high-end central processing unit and SOC testing center, offering testing services to IC design companies throughout China. We will continue to pursue new collaborations to broaden our customer base.

•	Facilitating collaboration between design and manufacturing test engineers. Traditionally, in semiconductor manufacturing, organizational boundaries have existed between design and manufacturing test. We intend to continue to develop systems and software which allow design and manufacturing test engineers to collaborate and to operate on a common hardware and software platform, thereby simplifying the transition from prototyping to manufacturing. Our systems and software enable manufacturers to facilitate communication between design and manufacturing test engineers, improve manufacturing yields and ease the transition to DFT and structural test.

Products and Services

Our suite of products and services allows us to cost effectively meet our customers’ needs in IC design debug and validation, IC repair, characterization, wafer sort, final test and failure analysis. We deliver high quality customer support and make available our engineering, diagnostic and test process expertise to semiconductor companies.

Our products for IC design debug and validation, IC repair and characterization are used in the validation and characterization stage; wafer sort products are employed at the end of the wafer fabrication stage; final test products are used in the assembly and final test stage; and failure analysis products are used in the failure analysis stage. Customer support and engineering services are available at each stage to help customers achieve optimal use of our products.

Products

Our principal products include the following:

EXA3000.    The EXA3000, introduced in 2000, is a high performance functional test platform capable of testing a wide range of ICs. The EXA3000 provides a wide performance range from 400 MHz to 3.2 GHz, allowing the test of most SOCs, microprocessors and graphics ICs. The EXA3000 is used for characterization and final test. Most recently, NVIDIA Corporation purchased multiple EXA3000 test systems to test current and next generation graphic ICs for characterization and production. The EXA3000 is flexible and customizable and includes features such as high performance digital instruments, advanced analog instruments, mixed signal synchronization, low electrical noise and a common graphical user interface. When configured with a high performance test head, the EXA3000 offers up to 1,280 configurable pins for high pin count ICs or for multiple testing of low pin count ICs.

DeFT.    The DeFT is a structural test system which is used to test high end microprocessors and chipsets for wafer sort and final test. When it was introduced in 2001, it was the first commercially available structural tester. The DeFT is a low cost system, featuring a reduced pin count test interface, that can test DFT-ready ICs. The DeFT also features high performance scan capability, a high accuracy clock and proprietary power supply technology that can provide up to 400 Amps with fast transient response.

Sapphire NP.    Sapphire NP, our next generation platform introduced in July 2003, is designed to be a highly reconfigurable and scalable functional and structural tester for a wide range of ICs. Sapphire NP has all of its test electronics integrated in the test head and interconnected by a proprietary high bandwidth bus, which results in a lower cost platform and a smaller footprint. Sapphire NP can be used for design debug and validation, characterization, wafer sort and final test. Sapphire NP’s design supports a broad configuration range of up to 5,000 pins and a performance envelope that ranges from 200 MHz to 6.4 GHz. At introduction, Sapphire NP will be sold in less complex configurations targeted at markets that require cost effective test solutions. We expect to ship our first Sapphire NP systems in late 2003 or early 2004.

IDS 10000.    The IDS 10000, introduced in 1994, is a compact electron beam system for IC diagnostics, with a computer aided design, or CAD, navigation user interface. During IC design debug and validation, the IDS 10000 can measure signals inside the IC, enabling the user to trace malfunctions to their root cause. In addition, in the failure analysis stage, IDS 10000 is capable of analyzing malfunctions down to 0.18 micron for non-working devices returned by customers.

IDS OptiCA.    The IDS OptiCA, introduced in 2002, is an in-circuit probe and defect analysis tool using photon emission technology. The IDS OptiCA complements the IDS 10000 for testing flip chip and other advanced package devices which require instruments that can test from both sides of the IC as well as at the wafer level. IDS OptiCA detects electrical leakages and faulty electrical paths in the IC, two common problems associated with advanced process technologies through the integrated photon emission microscope, thermal laser simulation tool and timing analysis tool. The IDS OptiCA is capable of analyzing defects down to 90 nm. The IDS OptiCA is used for design debug and validation as well as failure analysis.

IDS OptiFIB.    The IDS OptiFIB, introduced in 2002, is a FIB product used for circuit edit and repair. The IDS OptiFIB is unique because it combines ion and photon optics in a single coaxial column, with a CAD navigation interface, which enables the user to align FIB and CAD images simultaneously, increasing the accuracy of circuit modifications. In failure analysis, the IDS OptiFIB can identify and repair circuit layout at inner metal layers.

Services

NPTest services are an integral part of our business and directly contribute to customer satisfaction, as evidenced by the customer satisfaction awards that we have received. We have recently received the following awards:

•	VLSI Research 10 Best award for excellence in customer service, in 2002 and 2003;

•	Intel Preferred Quality Supplier award, for calendar years 2001 and 2002; and

•	NEC Key Supplier award for supporting the Nintendo GameCube project in 2002.

Customer Service.    We have established a worldwide organization of engineers and specialists to help our customers maintain and repair our products. As of September 30, 2003, we had a customer service support staff of 240 people, including a call center staffed by trained technicians. A broad range of services is offered to address the technical needs of our customers. Our customer service effort is supported by a 24-hour 7-day-a-week logistics network and two repair centers in North America. Our spare parts logistics network is outsourced to a specialized third party supplier with an international network of warehouses that provides express deliveries to our customer sites within two to 24 hours of receiving an order and offers our customers on-line access to shipment status.

We believe that we have increased the productivity of our customer service organization through:

•	Remote Support and e-Support. Our specialists can remotely access a piece of our equipment at a customer site and quickly diagnose a problem, often permitting a rapid solution without the need for an on-site visit.

•	Worldwide Call Center. Customer requests are collected on a 24-hour 7-day-a-week basis by our call center and routed to the relevant experts, based on skill set requirements.

•	In-Touch Knowledge Base. Our field technicians can instantly and remotely access the experience of our worldwide engineering and technical team through our web-enabled knowledge base. This tool permits us to quickly and efficiently apply our vast experience to an individual customer’s particular problem.

SABER.    Established in 1997, our SABER group provides test engineering services for fabless semiconductor companies, system integrators, and IDMs. Many IC vendors, typically fabless companies, require outsourced assistance to help them reduce their IC design debug cycle-time, number of design iterations, and overall development costs. SABER services leverage our competencies in characterization, validation, circuit edit and high volume manufacturing test deployment, and provide access to leading edge techniques for companies who choose to outsource these type of engineering activities. SABER’s service offerings complement and optimize our customers’ overall outsourcing strategy by working cohesively with their design service, foundries, and assembly and test subcontractors. To better serve these customers, SABER has formed a strategic alliance with a major foundry that positions SABER to reach a broad universe of fabless semiconductor companies through its customer referrals. As of September 30, 2003, our SABER group had a staff of 74 people.

Sales and Marketing

We generate business primarily by expanding customer relationships. In a number of cases, early technology exchanges with industry leaders have developed into common projects, whereby the customer specifies product requirements and we develop the technology and implement the solution, within specified timing and pricing constraints. We work with our customers collaboratively to develop specific products which we then market on a broader basis. We place a high value on developing and maintaining these types of relationships with our customers, which we believe is the best approach to product development.

We sell our products and services directly to IDMs, fabless companies and assembly and test subcontractors. As of September 30, 2003, we had 49 people in our sales organization and sales offices in the major semiconductor manufacturing markets. We market our products and services to IDMs through our account managers. Account managers are responsible for the general relationship with the customer, including the coordination and preparation of technology roadmap exchanges. We have also established specialized sales and marketing teams to meet the particular requirements of fabless companies and assembly and test subcontractors, with a team dedicated to each group. These teams market our products and services to take advantage of cross-selling opportunities.

Customers

The semiconductor industry is highly concentrated, and a small number of IC device manufacturers and assembly and test subcontractors account for a substantial portion of the purchases of IC test equipment. For the combined nine months ended September 30, 2003, two customers, Intel and STMicroelectronics, accounted for 46% and 12%, respectively, of our total revenue. The combined nine months September 30, 2003 information represents the sum of the financial data for the January 1, 2003 to July 29, 2003 period for NPTest, Inc. and the financial data for the period from inception to September 30, 2003 for NPTest Holding Corporation. These two customers are the only customers who accounted for 10% of more of our total revenue during these periods.

Sales to customers in North America accounted for approximately 35%, 39% and 52% of total revenue for the years ended December 31, 2000, 2001 and 2002, respectively and 52% for the combined nine months ended September 30, 2003; sales to customers in France accounted for approximately 22%, 10% and 9% of total revenue for the years ended December 31, 2000, 2001 and 2002, respectively and 9% for the combined nine months ended September 30, 2003; sales to customers in other countries in Europe accounted for approximately 12%, 13% and 5% of total revenue for the years ended December 31, 2000, 2001 and 2002, respectively and 9% for the combined nine months ended September 30, 2003, respectively; sales to customers in Japan accounted for approximately 4%, 9% and 9% of total revenue for the years ended December 31, 2000, 2001 and 2002, respectively and 10% for the combined nine months ended September 30, 2003; and sales to customers in other countries in Asia accounted for approximately 27%, 28% and 24% of total revenue for the years ended December 31, 2000, 2001 and 2002, respectively and 20% for the combined nine months ended September 30, 2003.

Manufacturing

All of the products manufactured by NPTest are assembled and shipped from our 105,000 square foot facility in Simi Valley, California. Our manufacturing operations are comprised of four segments: supply chain management, front-end manufacturing, system integration and test, and quality control. The supply chain organization is responsible for the planning and procurement of material, based on a monthly build plan approved by senior management, utilizing an MRP (material requirements planning) information system. Front-end manufacturing delivers complete and fully tested multi-layer electronic boards. System integration and test performs electro-mechanical integration, system calibration and final test and assists with customer acceptance. There is a formal quality structure in place with a strategy focused on process improvement teams to achieve overall factory quality targets. Both internal teams and customer representatives conduct regular quality assessments.

We outsource a portion of our front-end manufacturing requirements to Flextronics in St. Etienne, France. This strategy gives us the capability to increase our production volumes in a timely manner when there is a sudden surge in market demand. We expect to continue this arrangement with Flextronics in the future or, if advantageous, to obtain these services from another contract manufacturer.

Research and Development

We have a highly structured approach to maximize research and development efficiency. A group of internal advisors formulates a long-term technology plan with clear objectives. Through our direct engagement with customers, high-priority projects are identified and appropriate resources are allocated. Engineering resources are organized by area of competence to effectively develop expertise and to share technologies across product lines. To improve our time-to-market with new products and technologies, we have multiple development centers worldwide that work simultaneously on projects, delivering 24-hour a day engineering capability.

We internally develop software components for our products to achieve ease of use, integrated functionality, throughput efficiency and calibration/diagnostic effectiveness. This development is based on object-oriented architecture, modeling and design.

We design critical devices, boards and modules that implement our proprietary architecture in our products. We use both internally developed and licensed sub-micron technology in our products.

Our technologists include leaders in their field who regularly publish technical articles in leading industry publications and present at industry conferences.

Our expenditures for research and development for the combined nine months ended September 30, 2003 were $42.3 million, representing 24% of revenue. Our historical expenditures for 2000, 2001 and 2002 were $32.7 million, $34.7 million and $36.6 million, respectively, representing 11.4%, 15.7% and 15.0% of revenue in each of the respective periods. The combined nine months ended September 30, 2003 information represents the sum of the financial data for the January 1, 2003 to July 29, 2003 period for NPTest, Inc. and the financial data for the period from inception to September 30, 2003 for NPTest Holding Corporation.

Competition

We face substantial competition throughout the world in each of our product areas. Our competitors in the test and diagnostic systems market primarily include Advantest, Agilent Technologies, Credence Systems, FEI Company, Hamamatsu, LTX Corporation and Teradyne. Some of these competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that could adversely affect sales of our current and future products. In addition, we anticipate that increased competitive pressures will cause intensified price-based competition and we may have to adjust the prices of many of our products.

Intellectual Property

Our success depends in large part on our proprietary technology. We are not dependent on any individual patent but instead we rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. As of September 30, 2003, we had 83 United States patents. These patents primarily relate to our products and expire from time to time over the next 18 years. As of September 30, 2003, we had approximately 58 United States patent applications pending. As of September 30, 2003, we had 77 foreign patents granted and approximately 187 foreign patent applications pending. We may be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to detect infringement and may lose our competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share. We often rely on licenses of intellectual property useful for our business. We cannot be sure that these licenses will be available in the future on favorable terms or at all. In addition, our position with respect to the negotiation of licenses may change as a result of our acquisition from Schlumberger.

Third parties may claim that we are infringing their intellectual property rights, and although we do not know of any infringement by our products of the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Any litigation regarding patents or other intellectual property rights could be costly and time-consuming, and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements and we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

Employees

As of September 30, 2003, we had approximately 886 full time employees, of which 156 were located in Europe, 156 were located in Asia (including 48 in Japan) and 574 were located in North America. Of our total employees, 224 were principally dedicated to research and development, 160 were dedicated to sales, general and administrative, 375 were dedicated to customer service, marketing and applications and 127 were dedicated to manufacturing.

None of our employees located in the United States are represented by a union. Our employees in Europe are represented by workers’ councils. Employees are compensated with a combination of salary, cash bonus and stock options.

Facilities

We are headquartered in San Jose, California, where we lease approximately 150,000 square feet of commercial space under a term lease that expires on October 31, 2009, subject to renewal for up to 15 years at our option. Under the lease, monthly payments are approximately $180,000. Our monthly payments under this lease will increase in 2005 to approximately $255,000. These facilities are used for executive office space, including sales and marketing, and finance and administration. We also lease approximately 105,000 square feet in Simi Valley, California under a term lease that expires on January 14, 2007. Monthly payments under this lease are approximately $74,000. The Simi Valley facility is primarily used for product assembly and manufacturing. We lease approximately 10,000 square feet in St. Etienne, France under the transition services agreement with Schlumberger which expires on July 29, 2004. Monthly payments for the St. Etienne facility under the agreement are $24,500. We also lease approximately 7,700 square feet in Ferndown, U.K. under the transition services agreement that expires on July 29, 2004. Monthly payments for the Ferndown facility under the agreement are approximately £9,350. The Ferndown and St. Etienne facilities are primarily used for engineering.

Backlog

Our backlog of unfilled orders for all products and services was $71.2 million at September 30, 2003. While backlog is calculated on the basis of firm orders, all orders are subject to cancellation or delay by the customer, generally without penalty. Our backlog at any particular date, therefore, is not necessarily indicative of actual sales which may be generated for any succeeding period. Historically, our backlog levels have fluctuated based upon the ordering patterns of our customers.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our directors, executive officers and key employees and their ages as of October 1, 2003:

Name	Age	Position
Executive Officers

Ashok Belani	45	President, Chief Executive Officer and Director

Jean-Luc Pelissier	41	President, Products

William Dillon	46	Vice President and General Manager, Operations

Thomas Ho	42	Vice President and General Manager, SABER Services

David Mullin	50	Chief Financial Officer

Jack Sexton	39	Controller and Chief Accounting Officer

Directors

Dipanjan Deb	34	Director

Benjamin Ball	37	Director

Ashok Belani	45	Director

Ajay Shah	44	Director

John Sullivan	57	Director

Key Employees

Burnell West	64	Technical Advisor

Brett Hooper	40	Vice President, Human Resources and Communications

Allan Chu	54	Vice President, Asia

Douglas Cutsforth	62	Vice President, Europe

Toru Toda	49	Vice President, Japan

Ashok Belani has served as our President and Chief Executive Officer and as a Director since our inception. Prior to our inception, Mr. Belani served as President of Schlumberger Semiconductor Solutions from March 2000 and Chief Information Officer for Schlumberger from September 2001 to May 2002. Previously, he was appointed Vice President of Business Development for Schlumberger Test & Transactions in September 1999, Vice President of Marketing and Product Development for Schlumberger Oilfield Services in January 1998 and Vice President of Marketing and Product Development for Schlumberger Wireline & Testing in October 1994. Mr. Belani joined Schlumberger in 1980. Mr. Belani received a Bachelor of Technology in Electronics Engineering from the Indian Institute of Technology in New Delhi, and an M.S. in Petroleum Engineering from Stanford University.

Jean-Luc Pelissier has served as our President, Products since September 2003. Dr. Pelissier served as our Vice President and General Manager, Test Systems prior to that and previously held an equivalent position with Schlumberger Semiconductor Solutions from October 2001. Dr. Pelissier was appointed Vice President Business Development for Schlumberger Semiconductor Solutions in September 2000. For a period of four months in 2000, Dr. Pelissier left Schlumberger to pursue other business interests. From January 1998 to April 2000 he had held the position of Vice President and General Manager, SABER Services. Dr. Pelissier joined Schlumberger in 1987. Dr. Pelissier completed his doctorate in Microelectronics, Circuits and Systems at the University of Science and Techniques of Languedoc in Montpellier, France.

William Dillon has served as our Vice President and General Manager, Operations since our inception and previously held an equivalent position with Schlumberger Semiconductor Solutions from late 2001. Mr. Dillon was appointed Vice President Customer Service for Schlumberger Semiconductor Solutions in May 1998 and Director of Field Operations for Schlumberger Semiconductor Solutions in February 1997. Mr. Dillon joined Schlumberger in 1979. Mr. Dillon received a B.S. in Electronic Engineering Technology from DeVry Institute of Technology.

Thomas Ho has served as our Vice President and General Manager, SABER Services, since our inception and previously held an equivalent position with Schlumberger Semiconductor Solutions from 2000. Mr. Ho was appointed Vice President and General Manager for Asia for Schlumberger Smart Cards & Terminals in January 1999 and Vice President Technical Development for Semiconductor Solutions in July 1997. Mr. Ho joined Schlumberger in 1983. Mr. Ho received a B.S. in Electrical Engineering/Computer Science from the University of California, Berkeley, and an M.B.A. from the University of Santa Clara.

David Mullin has served as our Chief Financial Officer since September 2003. From February 2001 through July 2003, Mr. Mullin served as Executive Vice President of Finance and Administration and Chief Financial Officer of Terawave Communications, Inc. From March 2000 through August 2000, Mr. Mullin served as Vice President of Finance and Administration and Chief Financial Officer of OnLink Technologies, Inc. From 1996 through February 2000, Mr. Mullin served as Vice President of Finance and Administration and Chief Financial Officer of SMART Modular Technologies, Inc. Earlier in his career, Mr. Mullin also served as Vice President and Chief Financial Officer of Borland International and prior to that, held senior financial and managerial positions at Conner Peripherals, Inc., Sun Microsystems, Inc. and Price Waterhouse, where he practiced as a CPA. Mr. Mullin also serves on the software advisory board at JP Morgan Ventures. Mr. Mullin received a B.A. in business administration with honors from San Francisco State University.

Jack Sexton has served as our Controller and Chief Accounting Officer since our inception and previously held an equivalent Controller position with Schlumberger Semiconductor Solutions from February 2002. Previously, Mr. Sexton was appointed Worldwide Controller for Schlumberger Resource Management Services in June 2001, Regional Controller & Director for Schlumberger Industries, United Kingdom and South Africa in March 1998 and North America Regional Controller in August 1996. Mr. Sexton joined Schlumberger in 1990. Mr. Sexton received a B.S. in Finance and a B.S. in Accounting from Boston College.

Dipanjan Deb has been a director since July 2003. Mr. Deb is a founder of Francisco Partners and has been a partner since its formation in August 1999. Prior to joining Francisco Partners, Mr. Deb was a principal with Texas Pacific Group from 1998 to 1999. Earlier in his career, Mr. Deb was director of semiconductor banking at Robertson Stephens & Company from 1996 to 1998 and a management consultant at McKinsey & Company. Mr. Deb is also on the boards of AMIS Holdings, Inc., GlobespanVirata, Inc., Legerity Inc., and Ultra Clean Technology Systems & Services, Inc. Mr. Deb holds a B.S. degree in Electrical Engineering and Computer Science from the University of California, Berkeley, where he was a Regents Scholar, and an M.B.A. from the Stanford Graduate School of Business.

Benjamin Ball has been a director since July 2003. Mr. Ball is a founder of Francisco Partners and has been a partner since its formation in August 1999. Prior to founding Francisco Partners, Mr. Ball was a Vice President with TA Associates where he led private equity investments in the software, semiconductor and communications segments. Previously, he worked for Genstar Capital LLC, a middle-market LBO firm, where he focused on investments in the semiconductor, capital equipment and communications industries. Earlier in his career, Mr. Ball worked for AEA Investors, a New York-based private equity firm, and also for the consulting firm of Bain & Company. Mr. Ball is also on the boards of Legerity and XcelleNet. Mr. Ball holds an A.B. degree from Harvard College, and an M.B.A. from the Stanford Graduate School of Business.

Ajay Shah has been a director since August 2003. Mr. Shah is the General Partner of Shah Management, LLC. Most recently, Mr. Shah was the President and Chief Executive Officer of the Technology Solutions unit of

Solectron, an electronic manufacturing services company. Mr. Shah is also on the boards of Proactive Networks, Tachyon Corp. and Vcustomer, Inc. He holds an M.S. in Engineering Management from Stanford University and a Bachelor degree in Engineering from the University of Baroda, India.

John Sullivan has been a director since September 2003. Most recently, Mr. Sullivan was the chief financial officer and vice president of finance of PMC-Sierra, Inc. from 1997 to November 2002. Mr. Sullivan is currently a director of Vortek, Inc. as well as an international subsidiary of PMC-Sierra, Inc. Prior to joining PMC-Sierra, Inc., Mr. Sullivan was the chief financial officer and vice president of finance of Semitool, Inc. from 1993 to 1997. Mr. Sullivan holds a B.S. from Bentley College, and an M.B.A. from Fordham University.

Burnell West has served as our Technical Advisor since our inception and previously held an equivalent position with Schlumberger Semiconductor Solutions from April 2000. From January 1996, he held an Engineering Advisor position with Schlumberger and has held several technical positions in its Test Systems business unit. Dr. West joined Schlumberger in January 1982. Dr. West received a B.S. in Physics from Massachusetts Institute of Technology and a doctorate in Physics from the University of Colorado.

Brett Hooper has served as our Vice President of Human Resources and Communications since our inception and previously held an equivalent Human Resources position with Schlumberger Semiconductor Solutions from early 2001. Previously, Mr. Hooper was appointed Personnel Manager for Schlumberger Semiconductor Solutions in April of 2000, Personnel Manager North America in April 1999, Director of Marketing Communications for Schlumberger Test & Transactions in January 1997 and Schlumberger Investor Relations Manager North America in 1995. Mr. Hooper joined Schlumberger in 1987. Mr. Hooper holds a B.S. in Petroleum Engineering from the University of Texas at Austin.

Allan Chu has served as our Vice President of Asia since our inception and previously held an equivalent position with Schlumberger Semiconductor Solutions from October 2001. Previously, Mr. Chu was appointed Vice President Taiwan in May 2001, General Manager Schlumberger Semiconductor Solutions, Taiwan in October 2000 and General Manager for ATE, North Asia in November 1996. Mr. Chu joined Schlumberger in 1996. Mr. Chu received a B.S. from the Chinese Naval Academy (Taiwan) and graduated from the US Naval War College in Newport, RI. He also holds an M.S. in Mechanical Engineering from California State University in Long Beach.

Douglas Cutsforth has served as our Vice President of Europe since January 2003. Previously, Mr. Cutsforth was appointed Vice President of Test Systems Product Marketing for Schlumberger Semiconductor Solutions in March 2001, Vice President and General Manager Test Systems in December 1999 and Vice President of SOC Product Marketing in December 1997. Mr. Cutsforth joined Schlumberger in June 1996. Prior to joining Schlumberger, Mr. Cutsforth held various marketing and executive management positions in the test and computer industries. Mr. Cutsforth holds an M.S. in Mathematics from Oregon State University and a B.S. in Mathematics Education from Western Oregon State University.

Toru Toda has served as our Vice President of Japan since our inception. Previously, Mr. Toda was appointed Director of Japan for Schlumberger Semiconductor Solutions in September 2001, Director of Sales for Japan in April 1998 and District Manager of Japan and Korea for Schlumberger GeoQuest in 1994. Mr. Toda joined Schlumberger in 1977. Mr. Toda holds a B.S. in Electronics and Communication Engineering from Musashi Institute of Technology in Tokyo.

Board Structure and Compensation

NPTest Holding, LLC, which is controlled by Francisco Partners, has the right to designate members of our board pursuant to the terms of a stockholders’ agreement with us. Our board of directors currently consists of five directors. All of our directors will stand for election at each annual meeting of stockholders. As described in “Certain Relationships and Related Party Transactions”, we may not take certain significant actions, such as a merger or sale of assets, without the approval of NPTest Holding, LLC. Non-employee directors will be paid an annual fee in an amount to be determined. Directors will be eligible for stock option grants under our 2003 Stock Incentive Plan.

Our board of directors has the following committees:

Audit Committee

Our audit committee consists of Messrs. Deb, Shah and Sullivan. The audit committee reviews our financial statements and accounting practices and makes recommendations to our board of directors regarding the selection of independent auditors. In addition, any transaction in which one of our directors has a conflict of interest must be disclosed to the board of directors and reviewed by the audit committee. Under our corporate governance guidelines, if a director has a conflict of interest, the director must disclose the interest to the audit committee and the board of directors and must recuse himself or herself from participation in the discussion and must not vote on the matter. In addition, the audit committee is authorized to retain special legal, accounting or other advisors in order to seek advice or information with respect to all matters under consideration, including potential conflicts of interest.

Compensation Committee

Our compensation committee consists of Messrs. Ball, Deb and Shah. The compensation committee makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Ball, Deb and Shah. The nominating and corporate governance committee identifies and recommends nominees to our board of directors, oversees and sets compensation for our directors and oversees compliance with our corporate governance guidelines.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this prospectus under the caption “Certain Relationships and Related Transactions.”

Executive Compensation

The following table sets forth compensation information for our chief executive officer and our four other executive officers who, based on salary and bonus compensation, were the most highly compensated executive officers of NPTest for the year ended December 31, 2002.

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)		All Other Compensation ($)
Ashok Belani President & Chief Executive Officer	362,500	120,000	54,600	(2)	22,125	(3)(4)(5)
Jean-Luc Pelissier President, Products	250,000	113,750	—		7,500	(3)
Jorge Celaya (1) Chief Financial Officer	180,000	78,667	—		55,761	(6)
Thomas Ho Vice President & General Manager, SABER Services	206,666	48,000	—		8,009	(3)(4)
William Dillon Vice President & General Manager, Operations	150,000	70,050	—		7,416	(3)

(1)	Mr. Celaya left the company in June 2003.
(2)	Consists of reimbursement of dependent children’s school tuition pursuant to his international employment status with Schlumberger. This reimbursement terminated in July 2003.
(3)	Includes Schlumberger contributions to the Schlumberger Profit Sharing Plans.
(4)	Includes Schlumberger unfunded credits to the Schlumberger Supplementary Benefit Plan.
(5)	Includes Schlumberger unfunded matching credits to the Schlumberger Restorations Savings Plan.
(6)	Includes relocation costs of $45,956 and Schlumberger contributions to defined contribution plans of $9,805.

Mr. Belani and Dr. Pelissier’s year ended December 31, 2003 compensation information and employment agreements are described in “—Employment Agreements.” Each executive officer named in the Summary Compensation Table above received a divestiture bonus in connection with our acquisition of NPTest, Inc. from Schlumberger, as described further under “Certain Relationships and Related Party Transactions—Transactions with Schlumberger—Divestiture Bonuses.”

The following table shows options to purchase shares of Schlumberger common stock held at the end of the year ended December 31, 2002 by the executive officers in the Summary Compensation Table above. These options were received by these executive officers as part of their compensation while NPTest was owned by Schlumberger. None of the executive officers in the Summary Compensation table above received any new options to purchase shares of Schlumberger common stock, or exercised any options, during the year ended December 31, 2002.

Name	Shares of Schlumberger Common Stock Acquired on Exercise (#)	Value Realized ($)	Number of Shares of Schlumberger Common Stock Underlying Unexercised Options Held at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ashok Belani	—	—	121,108	64,782	375,748	—
Jean-Luc Pelissier	—	—	9,000	21,000	—	—
Jorge Celaya	—	—	7,445	3,638	16,056	—
Thomas Ho	—	—	27,504	8,113	68,715	—
William Dillon	—	—	9,173	658	57,172	—

On July 30, 2003, each of the executive officers named in the Summary Compensation Table above who was still an employee of ours received options to purchase our common stock. Mr. Belani received options to purchase 875,000 shares; Dr. Pelissier received options to purchase 312,500 shares; Mr. Ho received options to purchase 50,000 shares; and Mr. Dillon received options to purchase 50,000 shares. The exercise price of each of these options is $7.12 per share, and the options vest over four years, with 25% vesting after one year and monthly vesting thereafter.

Employment Agreements

We entered into an employment agreement with Ashok Belani, which became effective on July 29, 2003, pursuant to which he agreed to serve as our President and Chief Executive Officer. His employment agreement provides for an initial base salary of $410,000 per year with a target bonus opportunity of 50% to 100% of his base salary. Pursuant to the agreement, Mr. Belani was granted options to purchase 875,000 shares of our common stock, of which 25% will vest in July 2004 and the remainder will then vest monthly over the following three years. In the event of a change of control, his options would become fully vested on certain termination events. Mr. Belani received a signing bonus in the amount of $1,000,000, which will be forfeited if he resigns without good reason or is terminated for cause before the second anniversary of the effective date of the agreement, except that only half of this bonus will be forfeited if this departure is after the first anniversary. If we terminate his employment without cause or he leaves with good reason, Mr. Belani is entitled to severance equal to two years of his base salary as in effect on the effective date of the agreement. In addition, if we terminate his employment without cause, he is entitled to the excess, if any, of $3 million over any value realized on his options. If Mr. Belani leaves after two years for any reason, he is entitled to the excess, if any, of $1.5 million (or $3 million if he leaves after four years) over any value realized on his options.

We have entered into an employment agreement with Jean-Luc Pelissier, which became effective on July 29, 2003 as amended and restated as of December 4, 2003, pursuant to which he agreed to serve as our President, Products. His employment agreement provides for an initial base salary of $300,000 with a target bonus opportunity up to 75% of his annual salary. Pursuant to his employment agreement, Dr. Pelissier was granted options to purchase 312,500 shares of our common stock, of which 25% will vest in July 2004 and the remainder will then vest monthly over the following three years. He would be entitled to 18 months’ accelerated vesting of his options on certain termination events after a change of control. If we terminate his employment without cause at any time, Dr. Pelissier is entitled to severance equal to 18 months of his base salary.

We have entered into an employment agreement with Jack Sexton, which became effective on July 29, 2003, pursuant to which he agreed to serve as our Controller and Chief Accounting Officer. His employment agreement provides for an initial base salary of $175,000 with a target bonus opportunity up to 50% of his annual salary. Pursuant to his employment agreement, Mr. Sexton was granted options to purchase 100,000 shares of our common stock, of which 25% will vest in July 2004 and the remainder will then vest monthly over the following three years. He would be entitled to 12 months’ accelerated vesting of his options on certain termination events after a change of control. If we terminate his employment without cause at any time, Mr. Sexton is entitled to severance equal to 12 months of his base salary.

We have entered into an employment agreement with David Mullin pursuant to which he agreed to serve as our Chief Financial Officer. His employment agreement provides for an initial base salary of $225,000 with a target bonus opportunity up to 50% of his annual salary. Mr. Mullin was granted options to purchase 175,000 shares of our common stock, of which 25% will vest in September 2004 and the remainder will then vest monthly over the following three years. He would be entitled to accelerated vesting of his options on certain termination events after a change of control. If we terminate his employment without cause at any time, Mr. Mullin is entitled to severance equal to 12 months of compensation.

Benefit Plans

2003 Stock Incentive Plan

In 2003, our board of directors adopted and our stockholders approved our 2003 Stock Incentive Plan, referred to as the “2003 Plan.”

The 2003 Plan provides for the grant of incentive stock options within the meaning of section 422 of the Internal Revenue Code, nonstatutory stock options and other stock-based awards, such as restricted stock or restricted stock units.

As of September 30, 2003, there were outstanding options to purchase 2,743,894 shares of common stock under the 2003 Plan. Upon completion of this offering, we expect to grant additional options to purchase approximately 575,000 shares of common stock to employees, and there will be an additional 500,000 shares of common stock reserved for future grants upon completion of this offering. The number of shares reserved for issuance under the 2003 Plan will increase automatically on January 1 of each year starting 2005 through 2010 by an amount equal to the lesser of (i) 4.0% of our then outstanding shares, (ii) 1,700,000 shares and (iii) a lesser number of shares approved by the board.

Employees, consultants and non-employee members of the board of directors of us or any of our subsidiaries may participate in the 2003 Plan.

Our board of directors or a committee appointed by our board of directors administers the 2003 Plan. Subject to the provisions of the 2003 Plan, the board or the committee, as applicable, has the authority to, among other things, make rules and regulations appropriate for the administration of the 2003 Plan, determine the persons to whom stock options may be granted, the number of shares to be covered by each stock option, the exercise price of each stock option, the vesting schedule of each option, and whether the stock option will be designated as an incentive stock option or nonstatutory stock option.

Unless otherwise provided in the optionee’s option agreement, if the optionee’s employment is terminated other than due to death or disability or for cause, then the optionee has three months from the date of termination to exercise any options that are vested and exercisable on the date of termination. Regardless of the reason for termination (including death or disability), in no event may any option be exercised following its expiration.

If the optionee’s termination of employment is due to the optionee’s death or disability, all vested and exercisable stock options on the date of termination will remain exercisable for 12 months following the date of termination. If the optionee’s employment is terminated for cause, any outstanding options, whether vested or unvested, will terminate immediately.

Subject to certain conditions and stockholder approval as necessary, our board of directors may amend, alter or terminate the plan at any time, provided, however, that no amendment may impair the rights of any optionee with respect to any outstanding option without that optionee’s consent.

401(k) Plan

We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Substantially all our U.S. employees are eligible to participate and may participate in the plan as soon as administratively possible. Participants may make pre-tax contributions to the plan of a percentage of their eligible compensation, not to exceed the limits allowable under the Internal Revenue Code. We are required to match 100% of employee contributions, up to 4% of the employee’s annual eligible compensation, and may match, at our discretion, up to an additional 2% of the employee’s annual eligible compensation. In years of significant profitability, after completing the 401(k) match, management may elect to make a profit sharing contribution.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Francisco Partners

On July 29, 2003, NPTest Holding, LLC, which is principally owned by Francisco Partners (95.7%) and Shah Management (3.6%), acquired NPTest, Inc. After completion of this offering, NPTest Holding, LLC will beneficially own approximately 63% of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option. Two of our directors, Messrs. Ball and Deb, are partners in Francisco Partners. Set forth below is a brief description of the existing relationships and agreements between us and Francisco Partners.

Advisory Agreement

In July 2003, we entered into an advisory agreement with Francisco Partners pursuant to which Francisco Partners may provide financial, advisory and consulting services to us and our subsidiaries. These services have in the past included and may in the future include: executive and management services; identification, support and analysis of acquisitions and dispositions by us or our subsidiaries; support and analysis of financing alternatives; finance functions, including assistance in the preparation of financial projections, and monitoring of compliance with financing agreements; human resource functions, including searching for and hiring of executives; and other services for us or our subsidiaries upon which our board of directors and Francisco Partners agree. Specific services provided by Francisco Partners to date have included, among others: assistance in the negotiation of our $75.0 million senior term loan; the design of our current equity capital structure and assistance with analysis of our structure for tax purposes; analyzing various financing alternatives; assistance in the identification and hiring of David Mullin as Chief Financial Officer; assistance in the acquisition of director and officer insurance; creation of our employee stock incentive plan; and negotiation of certain employment contracts.

This agreement will be amended effective upon the completion of this offering. Under the original agreement, in exchange for such services (if and when provided), Francisco Partners would be entitled to receive fees billed at their customary rates for actual time spent performing such services, plus reimbursement for out-of-pocket expenses. In lieu of these hourly fees, Francisco Partners may elect to receive an annual advisory fee in an amount equal to the greater of $2.0 million per year or 0.6% of our annual revenue for the last twelve months, plus out-of-pocket expenses. There are no minimum levels of service required to be provided pursuant to the advisory agreement. The advisory agreement has an initial term of ten years. The advisory agreement includes customary indemnification provisions in favor of Francisco Partners. Francisco Partners and Shah Management received a one-time fee of $6.27 million, plus reasonable out-of-pocket expenses, for services rendered in connection with the structuring of the financing of our acquisition from Schlumberger.

Pursuant to the amended advisory agreement, we will pay to Francisco Partners an aggregate of $5.0 million for financing and other services provided prior to the completion of this offering. We will also pay to Francisco Partners all advisory fees that are accrued and unpaid prior to the completion of this offering. Based upon the assumed closing date of this offering, we expect such fees to be approximately $761,000. Francisco Partners will no longer be required to provide advisory services under the original advisory agreement and all future annual advisory fees under the original advisory agreement will cease. However, we may pay future service fees to Francisco Partners under the amended agreement in exchange for any acquisition, financing or other services as we and Francisco Partners may agree. The amended advisory agreement will include customary indemnification provisions in favor of Francisco Partners.

Loan Guaranty

In connection with our acquisition of NPTest, Inc., we received a $75.0 million loan from Citicorp North America, Inc., an affiliate of one of the underwriters, which we intend to repay using a portion of the proceeds of this offering. Francisco Partners has guaranteed the repayment of that loan. The guarantee will terminate upon repayment of the loan.

Stockholders’ Agreement

We and NPTest Holding, LLC have entered into a stockholders’ agreement. The stockholders’ agreement covers matters of corporate governance, restrictions on transfer of our securities, registration rights and information rights.

Corporate Governance.    The stockholders’ agreement provides that NPTest Holding, LLC has the right to nominate for election a majority of the members of our board of directors. However, if NPTest Holding, LLC holds less than 25% of our common stock its right to nominate directors will be reduced so that it will have a right to nominate one-fourth of the members of the Board, rounded up to the nearest whole number of members; if NPTest Holding, LLC holds less than 20% of our common stock, its right will be reduced so that it will have a right to nominate one-fifth of the members, rounded up to the nearest whole number of members; if NPTest Holding, LLC holds less than 10% of our common stock, its right will be reduced so that it will have a right to nominate one-tenth of the members, rounded up to the nearest whole number of members; and such right will terminate completely when its beneficial ownership interest falls below 5%. The board may not take certain significant actions without the approval of NPTest Holding, LLC as long as it owns at least 25% of our outstanding common stock. These actions include: mergers, acquisitions or certain sales of assets; any liquidation, dissolution or bankruptcy; issuances of securities; determination of compensation and benefits for our chief executive officer and chief financial officer; appointment or dismissal of any of the chairman of the board of directors, chief executive officer, chief financial officer or any other executive officer in any similar capacity; amendments to the stockholders’ agreement or exercise or waiver of rights under the stockholders’ agreement; amendments to our charter or bylaws; any increase or decrease in the number of directors that comprise the board; the declaration of dividends or other distributions; any incurrence or refinancing of indebtedness in excess of $10 million; approval of our business plan, budget and strategy; and modification of our long-term business strategy. All of the provisions of the stockholders’ agreement are expressly subject to any requirements as to governance imposed by rules of the Securities and Exchange Commission, the Nasdaq National Market or any other exchange on which our securities are listed.

Restrictions on Transfer.    Generally, the parties to the stockholders’ agreement are prohibited from transferring their securities of NPTest Holding Corporation without complying with restrictions relating to the timing of the transfer, the number of securities subject to the transfer and the transferee of such securities.

Registration Rights.    For a description of the registration rights under the stockholders’ agreement, see “Shares Eligible For Future Sale—Registration Rights.”

Information Rights.    So long as NPTest Holding, LLC or any party to the stockholders’ agreement holds any of our securities, they have the right to receive from us financial information, monthly management reports, reports from our independent public accountants and such additional information regarding our financial position or business as they may reasonably request.

Exchange of Preferred Stock

In order to finance our acquisition of NPTest, Inc., we issued $68 million of convertible mandatory redeemable preferred stock to NPTest Holding, LLC, and our subsidiary, NPTest Capital Corporation, issued $50 million of mandatory redeemable preferred stock to NPTest Holding, LLC.

In connection with this offering, we have agreed with NPTest Holding, LLC that we will redeem $20.75 million of its shares of mandatory redeemable preferred stock of NPTest Capital Corporation for cash immediately prior to the offering. It will also exchange immediately prior to the offering, at the initial public offering price, all of its remaining shares of preferred stock of NPTest Capital Corporation (including the additional amounts accreted from July 29, 2003 through November 30, 2003) for shares of our common stock. As of November 30, 2003 and assuming an initial public offering price of $12.00 per share, NPTest Holding, LLC would receive 2,550,742 shares of our common stock. NPTest Holding, LLC has also agreed with us to exchange immediately prior to the offering all of its shares of our convertible mandatory redeemable preferred stock (including the additional amounts accreted from July 29, 2003 through November 30, 2003), for 17,125,215 shares of our common stock (as of November 30, 2003) at $4.09216 per share, the conversion price of the preferred stock.

Transactions with Schlumberger

Stock Purchase and Sale Agreement

In July 2003, NPTest Holding, LLC, a company controlled by Francisco Partners and Shah Management, purchased NPTest, Inc. from Schlumberger for approximately $220 million. In connection with the acquisition, we agreed that Schlumberger would have a right to participate, to a limited extent, in a portion of future increases in the value of the business.

In particular, under the agreement, we will be required to make payments to Schlumberger under the following scenarios:

•	if NPTest Holding, LLC at any time in the future distributes to its members our stock, or other consideration in respect of our stock, with a cumulative aggregate value in excess of $330 million. Upon the first such distribution, we would make a payment equal to 15% of the excess of the aggregate value of the distribution by NPTest Holding, LLC to its members over $330 million which would be in the same form (i.e. cash or stock) as the distribution. Upon each and every subsequent distribution at any point in the future, we would make a payment equal to 15% of that subsequent distribution; or

•	on the earlier of (i) the first anniversary of the completion of this offering or (ii) the date after the offering that NPTest Holding, LLC has received at least $330 million in cash proceeds and/or distributions related to our stock. Upon this date, Schlumberger will have the option, at its election (a “Value Increase Election”), to receive from us a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330 million of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of our stock plus any proceeds related to our stock previously received by NPTest Holding, LLC; or

•	on the earlier of (i) the first anniversary of the closing of a merger, acquisition or sale of all or substantially all of our assets in which either (a) NPTest Holding, LLC receives (together with all cash proceeds related to our stock previously received by NPTest Holding, LLC) at least $330 million in cash proceeds and/or distributions related to our stock or (b) NPTest Holding, LLC receives proceeds consisting only of cash and freely tradeable securities, or (ii) the date after such a merger, acquisition or sale that NPTest Holding, LLC has received at least $330 million in cash proceeds related to our stock. Upon this date, Schlumberger will have the option, at its election (an “Acquisition Election”), to receive from us a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330 million of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of our stock plus any proceeds related to our stock previously received by NPTest Holding, LLC plus the consideration received by NPTest Holding, LLC from the acquisition.

If Schlumberger makes a Value Increase Election or an Acquisition Election, we may choose to make the payment in any combination of cash or stock. If we make the payment in stock, we have agreed to use our reasonable efforts to give Schlumberger customary registration rights.

Furthermore, in the event of a merger, acquisition or sale of all or substantially all of our assets involving a specified party that occurs by January 26, 2004, and that results in NPTest Holding, LLC receiving at least $227 million in consideration, Schlumberger will have the right to receive from us an amount equal to 50% of the excess over $227 million of the value of the consideration received by NPTest Holding, LLC in such sale. The payment may be made in a combination of cash or stock, depending on the type of consideration received by NPTest Holding, LLC. We are not affiliated, and have no ongoing discussions, with this party.

Intellectual Property Cross-License Agreement

In connection with our acquisition from Schlumberger, we entered into an Intellectual Property Cross-License Agreement with Schlumberger pursuant to which each party grants a personal, irrevocable, non-exclusive, worldwide, fully-paid, royalty-free and generally non-transferable license to its technology to the other party in connection with the other party’s non-competitive business (subject to certain restrictions), but only to the extent the technology had been disclosed to or was in the possession of the other party as of the effective date of the acquisition. Schlumberger can use the licensed technology in connection with any and all products and services of those businesses conducted by Schlumberger as of the effective date of the acquisition, other than (i) the business of providing advanced test and diagnostic systems as well as engineering services to the semiconductor industry and (ii) any business outside the business of providing oil and gas exploration and production services and solutions and technology to the petroleum industry to the extent that such a business is transferred to a third party or a third party acquires control of such a business. With respect to our software products that are commercially released as of the effective date of the acquisition, Schlumberger is limited under the agreement to using a certain specified percentage of the lines of code of any such commercially released software product in any Schlumberger product sold to a third party. The licenses granted to each party’s technology continue in perpetuity, or, in the case of copyrights, database rights, and mask work rights, until the expiration of their respective term. Each party will be able to sublicense the technology licensed to its distributors, resellers, customers, systems integrators, distribution channels and, subject to certain limitations, transferees of any ongoing businesses of such party. The purpose of the license agreement is to enable each party to continue to operate their businesses as conducted before the acquisition without infringing on the intellectual property rights of the other party. Each party may only terminate the licenses and rights granted to it by the other party, and the parties have agreed that there is no other right to termination and that remedies for breach are the recovery of damages and appropriate equitable relief other then termination of the licenses.

Transition Services Agreement

In connection with our acquisition of NPTest, Inc. from Schlumberger, we entered into a transition services agreement with Schlumberger through certain of our subsidiaries under which we and Schlumberger agreed to provide each other various services to facilitate our acquisition of NPTest, Inc.

Under the transition services agreement, we agreed to provide Schlumberger with access to certain information systems and facilities, accounting services and certain other assistance in transitioning the separation of our business. We are required to provide these services until December 31, 2003, unless Schlumberger elects to shorten or extend this period in accordance with the agreement. During the time that we provide these services, Schlumberger is required to pay us $89,000 per month.

The transition services agreement also requires Schlumberger to provide us services that include payroll, continuation of employee benefits, retirement plans and services related to our facilities. Schlumberger is required to provide these services until July 29, 2004, unless we elect to shorten this period in accordance with the agreement. During the time that Schlumberger provides these services, we are required to pay Schlumberger up to $10,150 per month with respect to payroll services and additional fees that vary by country and facilities with respect to the other services being provided.

Divestiture Bonuses

Upon our acquisition of NPTest, Inc. from Schlumberger, the officers and substantially all employees of NPTest, Inc. received aggregate bonuses of $7.7 million. These bonuses were funded by Schlumberger and were recorded in the January 1, 2003 to July 29, 2003 period. Of this aggregate amount, the executive officers of NPTest Holding Corporation named in the Summary Compensation Table above received the following divestiture bonuses: Mr. Belani received $700,000, Dr. Pelissier received $250,000, Mr. Dillon received $125,000, and Mr. Ho received $100,000. The divestiture bonus for the executive officers was paid in recognition of efforts associated with meeting divestiture objectives, the termination of certain benefits provided by Schlumberger and the regular performance bonus for the first six months of 2003.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock to be outstanding as of November 30, 2003 and on an as adjusted to reflect the sale of shares in this offering for:

•	each person or group known by us to beneficially own more than 5% of our common stock;

•	each of our executive officers named in the summary compensation table and each of our executive officers as of November 30, 2003;

•	each of our directors;

•	all of our executive officers and directors as of December 31, 2002 as a group; and

•	the selling stockholder, NPTest Holding, LLC, that is offering shares in the over-allotment option granted to the underwriters.

Beneficial ownership is calculated based on SEC requirements. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors. Unless otherwise indicated, the address of each of the named entities or individuals is c/o NPTest Holding Corporation, 150 Baytech Drive, San Jose, California 95134, other than for Messrs. Deb and Ball, whose address is care of Francisco Partners.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned Subsequent to Offering Without Over-Allotment			Number of Shares Offered in the Over- Allotment	Shares Beneficially Owned Subsequent to Offering With Over-Allotment
Beneficial Owner	Number of Shares	Number of Shares Subject to Options	Percent of Total	Number of Shares	Number of Shares Subject to Options	Percent of Total		Number of Shares	Number of Shares Subject to Options	Percent of Total
Greater than 5% Stockholders:
NPTest Holding, LLC (1) c/o Francisco Partners, L.P. 2882 Sand Hill Road, Suite 280 Menlo Park, CA 94025	25,293,935	—	99.97%	25,293,935	—	63.39%	2,190,000	23,103,935	—	57.90%
Francisco Partners, L.P. (1) c/o Francisco Partners, L.P. 2882 Sand Hill Road, Suite 280 Menlo Park, CA 94025	25,293,935	—	99.97%	25,293,935	—	63.39%	2,190,000	23,103,935	—	57.90%
Executive Officers and Directors:
Ashok Belani	—	—	—	—	—	—	—	—	—	—
Jean-Luc Pelissier	—	—	—	—	—	—	—	—	—	—
William Dillon	—	—	—	—	—	—	—	—	—	—
Thomas Ho	—	—	—	—	—	—	—	—	—	—
David Mullin	—	—	—	—	—	—	—	—	—	—
Jack Sexton	—	—	—	—	—	—	—	—	—	—
Dipanjan Deb (2)	25,293,935	—	99.97%	25,293,935	—	63.39%	2,190,000	23,103,935	—	57.90%
Benjamin Ball (2)	25,293,935	—	99.97%	25,293,935	—	63.39%	2,190,000	23,103,935	—	57.90%
Ajay Shah (3)	922,740	—	3.65%	922,740	—	2.31%	79,893	842,847	—	2.11%
John Sullivan	7,022	—	*	7,022	—	*	—	7,022	—	*
All executive officers and directors as group (ten persons) (4)	25,300,957	—	100.00%	25,300,957	—	63.41%	2,190,000	23,110,957	—	57.92%

*	Less than 1% of the outstanding shares of common stock.
(1)	The membership interests of NPTest Holding, LLC are principally beneficially owned by Francisco Partners, L.P. (95.7%) and Shah Management (3.6%). Voting and investment power belongs to a group of managing directors of Francisco Partners, L.P. (including Mr. Deb and Mr. Ball) who are employees of Francisco Partners, L.P. Francisco Partners, L.P.’s managing directors include David Stanton, Benjamin Ball, Dipanjan Deb, Neil Garfinkel, David Golob, Sanford Robertson and Gerald Morgan. The voting and investment power belongs to a group and not to any individual managing director. Each of these managing directors disclaims beneficial ownership of the securities held by Francisco Partners, L.P.
(2)	Includes 25,293,935 shares beneficially owned by Francisco Partners, L.P. Individual is an employee of Francisco Partners, L.P. and disclaims beneficial ownership of the securities held by NPTest Holding, LLC and Francisco Partners, L.P.
(3)	Includes 759,904 shares beneficially owned by SP NPT Partnership, L.P. and 162,837 shares beneficially owned by the Krishnan-Shah Family Limited Partnership.
(4)	Includes 25,293,935 shares beneficially owned by Francisco Partners, L.P.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of our capital stock. This information does not purport to be complete and is subject in all respects to the applicable provisions of our amended and restated certificate of incorporation and bylaws.

General Matters

Upon completion of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. After giving effect to this offering and the application of our net proceeds from this offering and the filing of our amended and restated certificate of incorporation, assuming an initial public offering price of $12.00 per share, we will have 39,900,957 shares of common stock and no shares of preferred stock outstanding.

Common Stock

Our amended and restated certificate of incorporation provides that we may issue 75,000,000 shares of common stock. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “NPTT.”

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, subject to any limitations imposed by law, without stockholder approval, from time to time to issue up to a total of 5,000,000 shares of preferred stock, par value of $0.001 per share, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as our board of directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our voting stock outstanding. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Measures

Delaware law and provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control. The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. However, we have elected not to be governed by Section 203 of Delaware law, which means that we have elected not to take advantage of anti-takeover protection related to transactions with interested stockholders. Additionally, provisions of our amended and restated certificate of incorporation and by-laws to be effective on the completion of this offering could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	a requirement that special meetings of stockholders may be called only by our board of directors, the chairman of the board (if any), the president or the secretary;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

Transfer Agent and Registrar

Wells Fargo Shareowner Services will serve as the transfer agent and registrar for our common stock. The transfer agent’s address is 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139, and the telephone number is 800-468-9716.

SHARES ELIGIBLE FOR FUTURE SALE

All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares which may be acquired by one of our affiliates, as such term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with us and may include our directors and officers as well as significant shareholders. Persons who are affiliates will be permitted to sell the shares of common stock that are issued in this offering through registration under the Securities Act, or under an exemption from registration, such as the one provided by Rule 144.

The shares of our common stock deemed “restricted securities,” as defined in Rule 144, may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144. Our outstanding shares, substantially all of which are beneficially owned by Francisco Partners and Shah Management, are “restricted securities” that may be sold pursuant to the volume, notice and other limitations of Rule 144 commencing in July 2004. None of our outstanding shares are currently eligible for sale under Rule 144(k) or Rule 701. Our officers and directors and Francisco Partners and Shah Management have agreed not to offer or sell any shares of our common stock, subject to exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of Citigroup. Citigroup may release any of the securities subject to these lock-up agreements at any time without notice.

As of September 30, 2003, there were 2,743,894 shares of common stock issuable upon the exercise of outstanding options granted under our stock plan at a weighted average exercise price of $7.54 per share. None of our outstanding stock options are exercisable prior to July 30, 2004. We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under our stock option plan. Shares issued under the plan will be registered and therefore freely tradable, unless those shares are held by one of our affiliates. However, we have agreed with the underwriters to include a provision in our stock option plans providing that our officers, directors and employees who receive shares of our common stock under these plans cannot dispose of or hedge any shares of this common stock for a period of 180 days after the date of this prospectus.

Registration Rights

NPTest Holding, LLC and other shareholders who became party to the stockholders’ agreement have registration rights with respect to our common stock pursuant to the stockholders’ agreement.

Demand Registration.    The stockholders’ agreement provides that, after we have completed this offering and upon the expiration of the lock-up period imposed by the underwriters, we can be required to effect additional registration statements, or “demand registrations,” registering the securities held by NPTest Holding, LLC. We are required to pay the registration expenses in connection with each demand registration. We may decline to honor any of these demand registrations if the size of the offering does not reach a defined dollar threshold or if we have effected a demand registration within the preceding six months. If a demand registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion in the demand registration shall be such that first priority shall be given to NPTest Holding, LLC and its permitted transferees.

Incidental Registration.    In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than a registration on Form S-8 or S-4 or successor forms to these forms, whether or not such registration is for our own account, we shall give each stockholder who is a party to the stockholders’ agreement the opportunity to participate in such registration. These rights do not apply in connection with this offering. Expenses relating to these “incidental registrations” are required to be paid by us. If an incidental registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion in the demand registration shall be such that first priority shall be given to us and second priority shall be given to NPTest Holding, LLC and its permitted transferees. We and the stockholders selling securities under a registration statement are required to enter into customary indemnification and contribution arrangements with respect to each registration statement.

Schlumberger.    We have also agreed to register the resale of any shares we may issue to Schlumberger as part of our contingent consideration obligation.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole bookrunning manager of the offering, and, together with Credit Suisse First Boston LLC, Lehman Brothers Inc. and Banc of America Securities LLC, are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Credit Suisse First Boston LLC
Lehman Brothers Inc.
Banc of America Securities LLC

Total	14,600,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,190,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors, and the selling stockholder have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without prior consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. In addition, we have agreed with the underwriters to include a provision in our stock option plans providing that our officers, directors and employees who receive shares of our common stock under these plans cannot dispose of or hedge any of these shares of our common stock received under these plans or any securities convertible into or exchangeable for these shares for a period of 180 days from the date of this prospectus.

Each underwriter had represented, warranted and agreed that:

•

it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (with the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21 (1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholder and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity security markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “NPTT.”

The following table shows the underwriting discounts and commissions that we and the selling shareholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by NPTest Holding Corporation		Paid by selling stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwrites to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be $2.2 million.

Because an affiliate of Citigroup Global Markets Inc. is the lender under our credit facility, and will receive more than 10% of the net proceeds of this offering when we repay that facility, it may be deemed to have a “conflict of interest” with us under Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. When a NASD member with a conflict of interest participates as an underwriter in a public offering, that rule requires that the initial public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. In accordance with this rule, Banc of America Securities LLC has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Banc of America Securities LLC has performed a due diligence investigation and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. Banc of America Securities LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Banc of America Securities LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. An affiliate of Citigroup is the administrative agent and a lender under our credit facility and Citigroup also served as a financial advisor to Francisco Partners in its acquisition of us in June 2003. In addition, an affiliate of Credit Suisse First Boston LLC acquired, indirectly, approximately 1.8% of the equity interests in us in July 2003 through its investment in Francisco Partners.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the shares of common stock being offered will be passed upon for us by Davis Polk & Wardwell, Menlo Park, California. Selected legal matters in connection with this offering will be passed on for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The combined financial statements of NPTest, Inc. (the predecessor to NPTest Holding Corporation) as of December 31, 2001, 2002 and June 30, 2003 and for each of the three years in the period ended December 31, 2002 and the six months ended June 30, 2003 and the consolidated balance sheet of NPTest Holding Corporation as of June 30, 2003 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement regarding this offering on Form S-1, including all amendments and supplements thereto with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement, certain items of which are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and its exhibits to read that information. Statements made in this prospectus as to any of our contracts, agreements or other documents referred to are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may read and copy information omitted from this prospectus but contained in the registration statement at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also request copies of all or any portion of such material may from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, materials filed electronically with the SEC are available at the SEC’s World Wide Web site at http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us at: NPTest, 150 Baytech Drive, San Jose, California 95134, (408) 586-8200.

We intend to furnish to our stockholders annual reports containing combined financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information, in each case prepared in accordance with generally accepted accounting principles.

NPTest Holding Corporation and NPTest, Inc.

NPTest Holding Corporation

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

at September 30, 2003 (unaudited) and for the period from June 20, 2003 (date of inception)

to September 30, 2003 (unaudited)

NPTest Holding Corporation

INDEX TO CONSOLIDATED BALANCE SHEET

at June 30, 2003

NPTest, Inc.

INDEX TO COMBINED FINANCIAL STATEMENTS

for the nine month period ended September 30, 2002 (derived from audited combined financial statements) and the period

from January 1, 2003 to July 29, 2003 (unaudited)

NPTest, Inc.

INDEX TO COMBINED FINANCIAL STATEMENTS

at December 31, 2001, 2002 and June 30, 2003 and each of the three years in the period ended

December 31, 2002 and the six month periods ended June 30, 2003 and June 30, 2002 (unaudited)

NPTest Holding Corporation

CONSOLIDATED BALANCE SHEET

(in thousands)

UNAUDITED

September 30, 2003
Assets
Current assets:
Cash and cash equivalents	$24,854
Accounts receivable, net of allowance for doubtful accounts of $0	52,651
Inventory	102,872
Deferred income taxes	29,331
Prepaid expenses and other current assets	11,785

Total current assets	221,493
Property, plant and equipment, net	24,144
Deferred income taxes	94
Goodwill	8,299
Intangible assets	22,508
Deferred financing costs	5,280
Other assets	301

Total Assets	$282,119

Liabilities, Convertible Mandatory Redeemable Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$12,630
Accrued liabilities	34,254
Payables to related parties	349
Deferred income taxes	284
Income taxes payable	2,790

Total current liabilities	50,307
Senior term loan	75,338
Deferred income taxes	8,551
Mandatory redeemable preferred stock	49,354
Pension and postretirement benefits	624

Total liabilities	184,174

Commitment and Contingencies (Note 15)
Convertible mandatory redeemable preferred stock	17,294
Common stock, par value $0.001 per share, 37,500,000 shares authorized, 5,625,000 shares issued and outstanding	6
Other comprehensive income	281
Additional paid-in capital	89,221
Accumulated deficit	(8,857)

Total stockholders’ equity	80,651

Total Liabilities, Convertible Mandatory Redeemable Preferred Stock and Stockholders’ Equity	$282,119

The accompanying notes are an integral part of these financial statements.

NPTest Holding Corporation

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except share and per share data)

UNAUDITED

Period from June 20 (date of inception) to September 30, 2003
Net revenue:
Product	$34,289
Services	11,893

Total net revenue	46,182
Cost of net revenue:
Product	24,597
Services	7,331

Total cost of net revenue	31,928
Operating expenses:
Research and development	8,274
In process research and development	5,000
Selling, general and administrative	8,293

Total operating expenses	21,567

Operating loss	(7,313)
Interest income	8
Interest expense	(633)
Dividend and accretion on mandatory redeemable preferred stock	(713)
Foreign currency translation loss, net	(241)

Loss before income taxes	(8,892)
Income tax benefit	(1,491)

Net loss	(7,401)
Dividend and accretion on convertible mandatory redeemable preferred stock	(1,456)

Net loss attributable to common shareholders	$(8,857)

Basic and diluted net loss per common share	$(2.50)

Weighted average shares in net loss per share calculation	3,543,829

The accompanying notes are an integral part of these financial statements.

NPTest Holding Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

UNAUDITED

Period From June 20, (date of inception) to September 30, 2003
Cash flows provided by operating activities:
Net loss	$(7,401)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,341
Amortization of deferred financing	295
In process research and development	5,000
Non cash dividends and accretion on mandatory redeemable preferred stock	713
Deferred income taxes benefit	(3,388)
Provision for excess and obsolete inventory	2,234
Deferred income	(1,388)
Changes in operating assets and liabilities, net of amounts acquired
Accounts receivable	(1,628)
Inventory	6,009
Prepaid expenses and other assets	(1,927)
Accounts payable	(1,351)
Other accrued liabilities	9,613
Payables to related parties	349
Income taxes payable	356
Pension and post-retirement benefits	138

Net cash provided by operating activities	11,965
Cash flows used in investing activities:
Capital expenditures	(1,066)
Acquisition of NPTest, Inc., net of cash acquired	(209,204)

Net cash used in investing activities	(210,270)
Cash flows provided by financing activities:
Net proceeds from issuance of common stock	38,913
Net proceeds from issuance of mandatory redeemable preferred stock	48,641
Net proceeds from issuance of convertible mandatory redeemable preferred stock	66,152
Net proceeds from senior terms loan	69,425

Net cash provided by provided by financing activities	223,131

Effect of exchange rate changes on cash	28

Net increase in cash and cash equivalents	24,854
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$24,854

Supplemental disclosure
Income taxes paid	1,590
Interest paid	—

The accompanying notes are an integral part of these financial statements.

NPTest Holding Corporation

CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

(in thousands)

UNAUDITED

	Common Stock		Additional Paid In Capital	Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Par Value
Issuance of common stock on June 20, 2003	250	—	—	—	—	—
Issuance of common stock on July 29, 2003, net of issuance costs	5,624,750	6	38,907	—	—	38,913
Beneficial conversion feature related to issuance of convertible mandatory redeemable preferred stock	—	—	50,314	—	—	50,314
Foreign currency translation	—	—	—	281	—	281
Net loss for the period from June 20, 2003 (date of inception) to September 30, 2003	—	—	—	—	(8,857)	(8,857)

Total stockholders’ equity	5,625,000	6	89,221	281	(8,857)	80,651

The accompanying notes are an integral part of these financial statements.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

(unaudited)

1.    The Company

NPTest Holding Corporation (“the Company”) was incorporated in Delaware on June 20, 2003 and is a wholly owned subsidiary of NPTest Holding, LLC. The Company was incorporated by Francisco Partners to acquire the net assets of NPTest, Inc. On July 29, 2003, the Company completed the acquisition of NPTest, Inc. See Note 3 for further discussion on the acquisition. Following the acquisition, NPTest, Inc. became a wholly owned subsidiary of the Company.

The Company designs, develops and manufactures advanced semiconductor test and diagnostic systems and provides related services for the semiconductor industry. Its customers include integrated device manufacturers, fabless design companies, foundries and assembly and test subcontractors worldwide. The Company’s products are designed to enable its customers to debug, characterize and test a wide range of integrated circuits. Its services include debugging, repair, characterization and other product engineering services.

The Company’s source of revenue is test systems sales, professional services and maintenance. Its primary markets are North America, Europe, Asia and Japan.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company’s financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The Company may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Such factors could negatively impact the its cash flows from operations and liquidity.

The Company’s future capital requirements will depend on many factors, including its rate of revenue growth, the price received for its products and services, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, the cost of ensuring access to adequate manufacturing capacity, and the continuing market acceptance of its products. The Company believes that cash and cash equivalents will be sufficient to meet its anticipated cash needs for operations and capital investments for the next twelve months. The Company may seek additional equity or debt financing. Additional equity or debt financing may not be available when needed or, if available, may not be available on satisfactory terms.

2.    Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The unaudited consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

All references within these financial statements and footnotes to “the period ended September 30, 2003” relate to the results from operations for the period from the Company’s date of inception, June 20, 2003, to September 30, 2003. The Company had substantially no activity from date of inception, June 20, 2003, to the date NPTest, Inc. was acquired, July 29, 2003 (see Note 3), at which time NPTest, Inc. was consolidated into the Company’s financial statements.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

These consolidated financial statements are unaudited but reflect all adjustments, which, in the opinion of the Company, are necessary for a fair presentation of the results for the interim period presented. All such adjustments are normal recurring adjustments. These financial statements have been prepared in accordance with generally accepted accounting principles and the applicable rules of the Securities and Exchange Commission. The results of operations for the period ended September 30, 2003 are not necessarily indicative of the results of operations to be expected for any other interim period or for the full quarter or for the full year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements,” and EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Generally, acceptance of products with published specifications is received at the factory floor prior to shipment, therefore revenue, less fair value of installation, is recognized upon shipment when legal title passes. In those limited instances where there are customer-specific acceptance conditions, revenue is only recognized upon final customer-site acceptance. The Company’s shipping terms are primarily freight-on-board (“FOB”) shipping point. However, a portion of revenue associated with certain installation-related tasks, based upon fair value of that service, is recognized when the tasks are completed. When several elements are bundled into one contract, revenue is not recognized unless the fair value of the undelivered element(s) is objective and reliable and the delivered element has standalone value to the customer. The total contract revenue is allocated to the individual elements based upon the relative fair value of each element. For multiple element arrangements, management having the relevant authority establishes fair value based upon vendor-specific objective evidence. The fair value of the undelivered element is either the price charged when the element is sold separately or, for an element not yet being sold separately, the price established by management. When a price is established by management it must be probable that the price will not change before the element is actually sold separately. For products that have not been demonstrated to meet product specifications prior to shipment, revenue is recognized on receipt of customer technical acceptance. In any event, no revenue is recognized before legal title passes to the customer. A provision for the estimated cost of warranty is recorded when revenue is recognized. Revenue related to spare parts is generally recognized upon shipment. Services revenue is generally recognized ratably over the period of the related contract. Deferred income includes amounts that have been billed per the contractual terms but have not been recognized as revenue. For product revenue, this typically includes the amount of deferred revenue less all product and warranty costs.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. Banking institutions with which the Company does business with are considered creditworthy. The Company maintains an allowance for doubtful accounts based upon expected collectibility of customer receivables, and performs ongoing credit evaluations of its customers’ financial condition. For certain customers located primarily in Asia, the Company requires them to obtain letters of credit to help reduce the Company’s credit risk. See Note 17 for further discussion on concentrations in accounts receivable.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

Foreign Currency Accounting

The Company’s functional currencies are primarily local currencies (British Pound, Euro and Yen). All assets and liabilities recorded in functional currencies other than U.S. Dollars are translated at current exchange rates. The resulting adjustments are charged or credited directly to stockholders’ equity. Revenue and expenses are translated at the weighted-average exchange rates for the period.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term investments. The short-term investments are stated at cost, which approximates market value, plus accrued interest, and are comprised primarily of Eurodollar time deposits, certificates of deposit and commercial paper, and Euro notes and Eurobonds, substantially all denominated in U.S. Dollars. The Company considers short-term investments to be cash or cash equivalents as they do not have original maturities in excess of three months.

Fair Value of Financial Instruments

The fair value of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses are not materially different than their carrying amounts as reported at September 30, 2003 because of their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the mandatory redeemable preferred stock approximates its fair value.

Inventories

Inventories are stated at lower of average cost or market. Cost includes material, labor, allocated overhead and contract manufacturing costs. A provision is recorded to reduce excess and obsolete inventory to net realizable value.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the asset as follows:

Leasehold improvements	3–15 years
Machinery and equipment	2–7 years

Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from their separate accounts, and any gain or loss on such sale is reflected in operations. Maintenance and repairs are charged to operating expense as incurred. Expenditures that substantially increase an asset’s life are capitalized.

Long-lived Assets

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Intangible assets are recorded at cost and amortized over approximately seven years.

Goodwill

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company is required to perform an annual impairment test for goodwill. The standard also requires that goodwill be allocated to a company’s reporting units for purposes of impairment testing. The Company has only one reporting unit. The impairment review performed by the Company involves a two-step process as follows:

Step 1—The Company compares the market value of its reporting unit to the carrying value, including goodwill, of the unit—if the carrying value of the reporting unit, including goodwill, exceeds the unit’s market value, the Company moves on to step 2. If the market value of the reporting unit exceeds the carrying value, no further work is performed and no impairment charge is necessary.

Step 2—The Company performs an allocation of the market value of the reporting unit to its identifiable tangible and intangible assets and liabilities. This derives an implied fair value of the reporting unit’s goodwill. The Company then compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. If the carrying amount of reporting unit’s goodwill is greater than the implied fair value of goodwill, an impairment charge is recognized for the excess. No impairment charge was recognized since inception.

Research and Development

All research and development expenditures are expensed as incurred, including costs relating to patents or rights that may result from such expenditures.

Income Taxes

Taxes on income are computed in accordance with the tax rules and regulations of the taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities vary substantially. Taxable income may differ from pre-tax income for financial accounting purposes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized. No provision is made for deferred income taxes on those foreign earnings considered to be indefinitely reinvested.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and the change in accumulated other comprehensive income (loss). The Company’s change in accumulated other comprehensive income (loss) shown in the consolidated statements of stockholders’ equity consists solely of foreign currency translation adjustments which are not adjusted for income taxes since they relate to indefinite investments in non-U.S. operations. The change in accumulated other comprehensive income (losses) amounted to $281 for the period ended September 30, 2003. The total comprehensive loss for the period ended September 30, 2003 amounted to $8,576.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

Stock-Based Compensation

In accordance with Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation.,” the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees.”

The Company’s policy is to grant options with an exercise price equal to the fair value of the Company’s stock on the date of the grant. Accordingly, no compensation cost has been recognized in the Company’s Statement of Operations. The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation, Transition and Disclosure.”

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended, to options granted under the stock option plan. For purposes of this disclosure, the value of the options is estimated using a Black-Scholes option pricing model and amortized ratably to expense over the options’ vesting period using the following assumptions:

Dividend yield	- 0 -
Option term (years)	5
Risk free interest rates	2.92%–3.22%
Volatility	75%

Options vest over four years, with the first year cliff vesting, and the following three years vesting ratably  1/36 per month. The estimated weighted average fair value of options granted during the period ended September 30, 2003 was $1.18 per share.

Period Ended September 30, 2003
Net loss attributable to common shareholders:
As reported	$(8,857)
Compensation expense based on fair value, net of tax effect	(573)

Pro forma	$(9,430)

Loss per share:
As reported
Basic and Diluted	$(2.50)
Pro Forma
Basic and Diluted	$(2.66)

Because the estimated value is determined as of the date of grant, the actual value ultimately realized by the employee may be significantly different.

The above pro forma disclosures are not considered by management to be representative of pro forma effects on reported financial results for future years.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

Recent Accounting Pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an Asset Retirement Obligation (“ARO”), an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. FAS 143 will be effective for financial statements for fiscal years beginning after June 15, 2002. Upon adoption of the final Statement, an entity will use a cumulative-effect approach to recognize transition amounts for existing ARO liabilities, asset retirement costs, and accumulated depreciation. All transition amounts are to be measured using current (as of the date of adoption of the final Statement) information, current assumptions, and current interest rates. The implementation of FAS 143 did not have a material impact on the financial position, results of operations and cash flows of the Company.

In January 2003, the EITF issued No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables.” This EITF establishes the criteria for recognizing revenue in arrangements when several items are bundled into one sales agreement. EITF 00-21 does not allow revenue recognition unless the fair value of the undelivered element(s) is available and the element has stand-alone value to the customer. EITF 00-21 also provides guidance on allocating the total contract revenue to the individual elements based upon the available fair value of each deliverable. The implementation of this statement did not have a material impact on the financial position, results of operations and cash flows of the Company.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. The implementation of this statement did not have a material impact on the financial position, results of operations and cash flows of the Company.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As a result of the adoption of SFAS 150, the Company classified its mandatory redeemable preferred stock as liability.

3.    Acquisition

In July 2003, the Company purchased NPTest, Inc. from Schlumberger for cash of approximately $220,290 net of acquisition costs of $2,189. The acquisition was accounted for using the purchase method of accounting.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

Accordingly, the results of operations of the acquired business are included in the consolidated financial statements of the Company from the date of acquisition. In connection with the acquisition, the Company agreed that Schlumberger would have a right to participate, to a limited extent, in a portion of future increases in the value of the business.

In particular, under the agreement, the Company will be required to make payments to Schlumberger under the following scenarios:

•	if NPTest Holding, LLC at any time in the future distributes to its members the Company’s stock, or other consideration in respect of the Company’s stock, with a cumulative aggregate value in excess of $330,000. Upon the first such distribution, the Company would make a payment equal to 15% of the excess of the aggregate value of the distribution by NPTest Holding, LLC to its members over $330,000 which would be in the same form (i.e. cash or stock) as the distribution. Upon each and every subsequent distribution at any time in the future, the Company would make a payment equal to 15% of that subsequent distribution; or

•	on the earlier of (i) the first anniversary of the completion of this offering or (ii) the date after the offering that NPTest Holding, LLC has received at least $330,000 in cash proceeds and/or distributions related to the Company’s stock. Upon this date, Schlumberger will have the option, at its election (a “Value Increase Election”), to receive from the Company a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330,000 of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of the Company’s stock plus any proceeds related to the Company’s stock previously received by NPTest Holding, LLC; or

•	on the earlier of (i) the first anniversary of the closing of a merger, acquisition or sale of all or substantially all of the Company’s assets in which either (a) NPTest Holding, LLC receives (together with all cash proceeds related to the Company’s stock previously received by NPTest Holding, LLC) at least $330,000 in cash proceeds and/or distributions related to the Company’s stock or (b) NPTest Holding, LLC receives proceeds consisting only of cash and freely tradeable securities, or (ii) the date after such a merger, acquisition or sale that NPTest Holding, LLC has received at least $330,000 in cash proceeds related to the Company’s stock. Upon this date, Schlumberger will have the option, at its election (an “Acquisition Election”), to receive from the Company a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330,000 of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of the Company’s stock plus any proceeds related to the Company’s stock previously received by NPTest Holding, LLC plus the consideration received by NPTest Holding, LLC from the acquisition.

If Schlumberger makes a Value Increase Election or an Acquisition Election, the Company may choose to make the payment in any combination of cash or stock. If the Company makes the payment in stock, the Company has agreed to use the Company’s reasonable efforts to give Schlumberger customary registration rights.

Furthermore, in the event of a merger, acquisition or sale of all or substantially all of the Company’s assets involving a specified party that occurs by January 26, 2004, and that results in NPTest Holding, LLC receiving at least $227,000 in consideration, Schlumberger will have the right to receive from the Company an amount equal to 50% of the excess over $227,000 of the value of the consideration received by NPTest Holding, LLC in such sale. The payment may be made in a combination of cash or stock, depending on the type of consideration received by NPTest Holding, LLC. We are not affiliated, and have no ongoing discussions, with this party.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

Any future consideration paid to Schlumberger, as a result of the contingencies noted above, would be recorded as an adjustment to goodwill.

The purchase price was allocated to the acquired assets and liabilities assumed, based upon management’s estimate of their fair market values as of the acquisition date, as follows:

Net current assets *	$168,934
Property, plant and equipment	24,600
Other assets	283
Identified intangibles **	25,300
Goodwill	8,299
Other non-current liabilities	(486)
Long term deferred taxes	(9,451)
In-process research & development	5,000

Total consideration	$222,479

*	Net current assets are comprised of cash & cash equivalents of $13,275, accounts receivable, inventories and other current assets, less current liabilities. Short-term investments were valued based on quoted market prices. Inventory values were estimated based on the current market value of the inventories less completion costs and less a profit margin for activities remaining to be completed until the inventory is sold. Assumed current liabilities included accounts payable, accrued compensation and expenses and accrued income taxes. The fair values of current liabilities generally approximated the historic recorded book values because of the monetary nature of most of the liabilities.

**	Other intangibles include customer contracts and relationships of $1,500, developed technologies of $14,100 and backlog of $9,700, with estimated useful lives for amortization of 7 years, 7 years, and less than 1 year, respectively.

The acquisition was financed with proceeds from the issuance of common stock of $38,913, with proceeds from the issuance of mandatory redeemable preferred stock of $48,641, with proceeds from the issuance of convertible mandatory redeemable preferred stock of $66,152, and with proceeds from a senior term loan of $69,425 all net of issuance costs. The remaining amount of $652 was held by the Company.

Amortizable intangible assets

Acquired identified intangibles were valued based in part on independent valuations. The significant assumptions relating to each category are discussed in the following paragraphs. Also, these assets are being amortized on the straight-line basis over their estimated useful life and resultant amortization is included in cost of net revenue.

Customer contracts and relationships—The value of customer contracts and relationships was determined by discounting net cash flows attributable to current customer contracts and relationships adjusted to take into account expected attrition.

Backlog—The value of current backlog was determined by discounting expected net cash flows attributable to current backlog.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

Developed technologies—The value of this asset was determined by discounting the expected future cash flows attributable to all existing technologies which had reached technological feasibility, after considering risks relating to: (1) the characteristics and applications of the technology, (2) existing and future markets, and (3) life cycles of the technologies. Estimates of future revenues and expenses used to determine the value of developed technology was consistent with the historical trends in the industry and expected outlooks.

In-process research & development

Of the total purchase price, $5,000 was allocated to IPR&D and was expensed upon acquisition. The value of in-process research & development was based on an evaluation of all developmental projects using the guidance set forth in Interpretation No. 4 of Statement of Financial Accounting Standards, or SFAS, No. 2, “Accounting for Research and Development Costs.” Projects that qualify as IPR&D represent those that have not yet reached technological feasibility and for which no future alternative uses existed. Technological feasibility is defined as being equivalent to a beta-phase working prototype in which there is no remaining risk relating to the development.

The value of IPR&D was determined by: (1) obtaining management estimates of future revenues and operating profits associated with existing development projects, (2) projecting the cash flows and costs to complete the underlying technologies and resultant products and (3) discounting these cash flows to their net present value.

Estimates of future revenue and expenses used to determine the value of in-process research and development was consistent with the historical trends in the industry and expected outlooks. The entire amount of $5,000 was charged to operations because related technologies had not reached technological feasibility and they had no alternative future use.

Pro forma results

The following unaudited pro forma financial information presents the combined results of operations of the Company and NPTest Inc. as if the acquisition had occurred as of January 1, 2003, even though the Company was not in existence at the beginning of the year, as NPTest, Inc. is considered a predecessor to the Company.

The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of the Company that would have been reported had the acquisition and the financing been completed as of the date presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the Company. Pro forma results were as follows for the period from January 1, to September 30, 2003:

Period Ended September 30, 2003
Total net revenue	$176,052
Net loss attributable to common shareholders	$(24,688)
Weighted average shares used in pro forma	5,625
Basic and diluted net loss per share	(4.39)

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

Intellectual Property Cross-License Agreement

In connection with the acquisition from Schlumberger, the Company entered into an Intellectual Property Cross-License Agreement with Schlumberger pursuant to which each party grants a personal, irrevocable, non- exclusive, worldwide, fully-paid, royalty-free and generally non-transferable license to its technology to the other party in connection with the other party’s non-competitive business (subject to certain restrictions), but only to the extent the technology has been disclosed to or is in the possession of the other party as of the effective date of the acquisition. Each party will be able to sublicense the technology licensed to its distributors, resellers, customers, systems integrators, distribution channels and, subject to certain limitations, transferees of any going businesses of such party. The purpose of the license agreement is to enable each party to continue to operate their businesses as conducted before the acquisition without infringing on the intellectual property rights of the other party.

Transition Services Agreement

In connection with the acquisition from Schlumberger, the Company entered into a transition services agreement with Schlumberger through certain of its subsidiaries under which the Company and Schlumberger will provide each other various services to facilitate the sale of the business. Under the transition services agreement, the Company agreed to provide Schlumberger with access to certain information systems and facilities, accounting services and certain other assistance in transitioning the separation of the Company’s business. The Company is required to provide these services until December 31, 2003, unless Schlumberger elects to shorten or extend this period in accordance with the agreement. During the time that these services are provided, Schlumberger is required to pay the Company $89 per month. The transition services agreement also requires Schlumberger to provide the Company services that include payroll, continuation of employee benefits, retirement plans and services related to our facilities. Schlumberger is required to provide these services until July 29, 2004, unless the Company elects to shorten this period in accordance with the agreement. During the time that Schlumberger provides these services, the Company is required to pay Schlumberger up to $10 per month with respect to payroll services and additional fees that vary by country and facilities with respect to the other services being provided. During the period ended September 30, 2003, the Company recorded a net $120 reduction in selling, general and administrative expenses and a corresponding receivable for amounts that will be reimbursed by Schlumberger.

4.    Accounts Receivable

Accounts receivable includes accounts receivable acquired from NPTest, Inc. on July 29, 2003. The accounts receivable acquired were recorded at net realizable value at date of acquisition.

No additions to the allowance for doubtful accounts and no write-offs were recorded from date of acquisition to September 30, 2003.

5.    Inventory

Inventory consisted of the following at September 30, 2003:

Raw materials (including spare parts)	$66,765
Work in progress	13,334
Finished goods	22,773

Total	$102,872

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

6.    Property, Plant and Equipment, Net

Property, plant and equipment (net) consisted of the following at September 30, 2003:

Leasehold improvements	$18,329
Machinery and equipment	7,364

Total cost	25,693
Less: Accumulated depreciation	(1,549)

Total	$24,144

Depreciation expense totalled $1,549 for the period ended September 30, 2003.

7.    Intangible Assets

Intangible assets at September 30, 2003 consisted of the following:

	Balance	Useful life
Customer contracts and	$1,500	7 yrs
Developed technologies	14,100	7 yrs
Customer backlog	9,700	less than 1 year

	25,300
Amortization	(2,792)

Total net intangible assets	$22,508

Amortization expense for the period ended September 30, 2003 was $2,792.

The estimated amortization of intangible assets is $5,000, $5,100, $2,200, $2,200, $2,200, $2,200 and $3,608 for the remainder of fiscal year 2003 and for the years ending December 31, 2004, 2005, 2006, 2007, 2008 and thereafter.

8.    Accrued Liabilities

Accrued liabilities consisted of the following at September 30, 2003:

Employee incentives	$4,230
Vacation	2,861
Other employee related accruals	3,129
Deferred income	6,316
Warranty	8,692
Other	9,026

Total	$34,254

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

9.    Income Taxes

For the period ended September 30, 2003, loss subject to U.S. and foreign income taxes was as follows:

Period Ended September 30, 2003
United States	$(8,978)
Foreign	86

$(8,892)

The following table shows current and deferred income tax provision (benefit) by taxing jurisdiction:

Period Ended September 30, 2003
Current:
United States—federal	$1,023
United States—states	184
Foreign	690

Total current	1,897
Deferred:
United States—federal	(2,405)
United States—states	(282)
Foreign	(701)

Total deferred	(3,388)

Total income tax benefit	$(1,491)

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

The following table shows the principal components of the net deferred tax assets at September 30, 2003:

Inventory valuation	$21,032
Account receivable valuation	334
Warranty	2,223
Accrued liabilities	4,613
Other	1,129

Total current deferred tax assets	29,331
Property, plant and equipment	94

Total non-current deferred tax assets	94
Deferred taxes on foreign income	(284)

Total current deferred tax liabilities	(284)
Backlog	(2,656)
Customer contracts and relationships	(518)
Developed technologies	(5,377)

Total non-current deferred tax liabilities	(8,551)

Net deferred tax assets	$20,590

The Company believes that it is more likely than not that it will realize the benefit of the net deferred tax assets.

The reconciliation between the statutory U.S. federal income tax on pretax income (loss) and the actual income tax provision (benefit) is as follows:

Period Ended September 30, 2003
Federal income tax provision (benefit)	$(3,112)
State income taxes, net of federal income tax benefit	72
Foreign operations taxed at other than U.S. rates	(96)
Permanent differences	212
In-process research and development	1,750
Foreign income subject to U.S. tax	302
Tax credits	(619)

Income tax benefit	$(1,491)

10.    Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method. In computing diluted earnings per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options.

At September 30, 2003, the 2,743,894 outstanding options and the 68,000 outstanding shares of convertible mandatory redeemable preferred stock, were excluded from the computation of diluted net loss per share because they were anti-dilutive.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

11.    Senior Term Loan

On July 29, 2003, NPTest Merger Corporation (“Merger Corp.”), a subsidiary of the Company, received a $75,000 senior term loan (“Term Loan”) from Citicorp North America, Inc. The Term Loan is collateralised by substantially all of Merger Corp.’s assets and is further guaranteed by Francisco Partners. The Term Loan bears interest at an annual rate of LIBOR plus 150 basis points and matures on July 29, 2006. During the term of the loan, Merger Corp. must comply with various financial and non-financial covenants. Through the period ended September 30, 2003, Merger Corp. was in compliance with the debt covenants. In the event that Merger Corp. issues any capital stock, then, as a requirement of the debt agreement, the proceeds from issuance will initially be applied to repay any outstanding amounts under the Term Loan.

12.    Common Stock

On June 20, 2003, the Company issued 250 shares of Common Stock at a price per share of $0.004 for total cash consideration of $0.001.

On July 29, 2003 the Company issued 5,624,750 shares of Common Stock at a price per share of $7.12, for total cash consideration of $40,000. The issuance costs were $1,087.

13.    Preferred Stock

Convertible Mandatory Redeemable Preferred Stock

On July 29, 2003, the Company issued 68,000 shares of Convertible, Mandatory Redeemable Preferred Stock (“Series A Preferred Stock”) at a price per share of $1,000, for total cash consideration of $68,000.

The holders of Series A Preferred Stock have various rights and preferences as follows:

Voting

Each share of Series A Preferred Stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible. The Company must obtain written consent from at least 50% of the outstanding shares of Series A Preferred Stock in order to alter the Company’s Certificate of Incorporation so as to adversely affect the preferences and rights of the Series A Preferred Stock, issue any additional shares of Series A Preferred Stock, or authorize any shares of capital stock on parity with Series A Preferred Stock.

Dividends

The holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, dividends at an amount equal to the greater of (i) cash dividends at the annual rate of 9%, and (ii) cash dividends on common stock into which the Series A Preferred Stock could be converted. Such dividends are cumulative and payable in arrears on March 31, June 30, September 30 and December 31 of each year. The dividends are cumulative from the date of issue, whether or not funds of the Company are legally available for the payment of such dividends.

As long as dividends on Series A Preferred Stock are outstanding, the Company or its subsidiaries are restricted from declaring or paying any dividends to holders of securities that are either junior to or on parity with Series A Preferred Stock. There have not been any dividends declared by the Board on Series A Preferred Stock or common stock from inception through September 30, 2003.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company’s common stock and preferred stock own less than 50% of the resulting voting power of the surviving entity, the holders of Series A Preferred Stock are each entitled to receive an amount of $1,000 per share plus all accrued and unpaid cumulative dividends (whether or not earned or declared) prior to and in preference to any distribution to the holders of securities with preferences and rights junior to Series A Preferred Stock. The remaining assets, if any, shall be distributed to holders of common stock or other securities with preferences and rights junior to Series A Preferred Stock. The Series A Preferred Stock is not entitled to share in this distribution of the remaining assets. Should the Company’s legally available assets be insufficient to satisfy the liquidation preferences of Series A Preferred Stock and any shares of capital stock on parity with Series A Preferred Stock, then the funds will be distributed pro rata to the holders of Series A Preferred Stock and the capital stock on a parity with Series A Preferred Stock.

Redemption

To the extent the Company has funds legally available for such payment, on July 31, 2013, the Company shall redeem all outstanding shares of Series A Preferred Stock at an amount of $1,000 per share plus all accrued and unpaid cumulative dividends. The Company, at its option, may redeem shares of Series A Preferred Stock prior to the redemption date for an amount an amount of $1,000 per share plus all accrued and unpaid cumulative dividends.

Conversion

Each share of Series A Preferred Stock is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. The number of shares of common stock into which Series A Preferred Stock is convertible is computed by dividing the sum of $1,000 per share and all accrued and unpaid cumulative dividend, by the applicable conversion ratio. The current conversion ratio is $4.09216.

Beneficial Conversion

In connection with the issuance of Series A Preferred Stock, the Company recorded a beneficial conversion feature in the amount of $50,314. This amount was determined by comparing the conversion ratio on the Series A Preferred Stock to the fair value of the common stock on the date of the issuance of the Series A Preferred Stock. The beneficial conversion feature will be accreted as a dividend to the preferred stockholders over the period to the redemption date of the Series A Preferred Stock.

Mandatory Redeemable Preferred Stock

On July 29, 2003, NPTest Capital Corporation (“Capital Corp.”), a subsidiary of the Company, issued 50,000 shares of Mandatory Redeemable Preferred Stock (“CC Preferred Stock”) at a price per share of $1,000 for total cash consideration of $50,000.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

The holders of CC Preferred Stock have various rights and preferences as follows:

Voting

Holders of CC Preferred Stock are not entitled to any voting rights except that Capital Corp. must obtain written consent from at least 50% of the outstanding shares of CC Preferred Stock in order to alter Capital Corp.’s Certificate of Incorporation so as to adversely affect the preferences and rights of the CC Preferred Stock, issue any additional shares of CC Preferred Stock, or authorize any shares of capital stock on parity with CC Preferred Stock.

Dividends

The holders of Series CC Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of Capital Corp., dividends at the annual rate of 8%. Such dividends are cumulative and payable in arrears on March 31, June 30, September 30 and December 31 of each year. The dividends are cumulative from the date of issue, whether or not funds of Capital Corp. are legally available for the payment of such dividends. As long as dividends on CC Preferred Stock are outstanding, Capital Corp. or its subsidiaries are restricted from declaring or paying any dividends to holders of securities that are either junior to or on parity with CC Preferred Stock. There have been no dividends declared by the Board on CC Preferred Stock or common stock from inception through September 30, 2003.

Liquidation

In the event of any liquidation, dissolution or winding up of Capital Corp., including a merger, acquisition or sale of assets where the beneficial owners of Capital Corp.’s common stock and preferred stock own less than 50% of the resulting voting power of the surviving entity, the holders of CC Preferred Stock are each entitled to receive an amount of $1,000 per share plus all accrued and unpaid cumulative dividends (whether or not earned or declared) prior to and in preference to any distribution to the holders of securities with preferences and rights junior to CC Preferred Stock. The remaining assets, if any, shall be distributed to holders of common stock or other securities with preferences and rights junior to CC Preferred Stock. The CC Preferred Stock is not entitled to share in this distribution of the remaining assets. Should Capital Corp.’s legally available assets be insufficient to satisfy the liquidation preferences of CC Preferred Stock and any shares of capital stock on parity with CC Preferred Stock, then the funds will be distributed pro rata to the holders of CC Preferred Stock and the capital stock on parity with CC Preferred Stock.

Redemption

To the extent Capital Corp. has funds legally available for such payment, on July 31, 2013, Capital Corp. shall redeem all outstanding shares of CC Preferred Stock at an amount of $1,000 per share plus all accrued and unpaid cumulative dividends. Capital Corp., at its option, may redeem shares of CC Preferred Stock prior to the redemption date for an amount of $1,000 per share plus accrued and unpaid cumulative dividends.

In accordance with Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” the CC Preferred Stock has been classified as a liability on the consolidated balance sheet of the Company.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

The following table summarizes the activity of preferred stock (in thousands, except share data):

	Series A Preferred stock		CC Preferred stock
	Shares	Amount	Shares	Amount
Balance at June 20, 2003	—	$—	—	$—
Issuance of Preferred Stock for cash (net of issuance cost $1,848 and $1,359 for Series A and CC Preferred Stock, respectively)	68,000	66,152	50,000	48,641
Beneficial conversion feature		(50,314)
Dividends and accretion		1,456		713

Balances at September 30, 2003	68,000	$17,294	50,000	$49,354

Preferred Stock at September 30, 2003 consists of the following (in thousands, except share data):

	Shares		Amount
	Authorized	Outstanding	Liquidation	Redemption
Series A Preferred Stock	10,000,000	68,000	68,666	69,530
CC Preferred Stock	20,000,000	50,000	50,689	51,000

14.    Pension and Other Benefit Plans

North America 401(k) plan

The 401(k) plan matches dollar-for-dollar, up to 4%, of employee’s contribution per pay period. If the Company’s net income is positive for the year, management may elect to further match the employee’s contributions up to 2%. In years of significant profitability, after completing the 401(k) match, management may elect to make profit sharing contributions. The Company has contributed $332 for the period ended September 30, 2003 to the 401(k) plan.

Non-U.S. pension plans

Outside the U.S., the Company sponsors several defined benefit and defined contribution plans that cover substantially all employees. Where applicable, employees are covered by statutory plans. For defined benefit plans, charges to expense are based upon costs computed by independent actuaries. These plans are substantially fully funded with trustees in respect to past and current service.

At September 30, 2003, the pension liability was $624. The expense associated with these plans was not material in the period ended September 30, 2003.

15.    Commitments and Contingencies

The Company is party to various legal proceedings and claims which arise in the ordinary course of business. As of September 30, 2003, there are no such matters pending that the Company expects to have a material effect on its financial condition, results of operations or cash flows.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

The Company accrues for warranty costs based on historical trends of product failure rates and the expected material and labor costs to provide warranties. The majority of products are generally covered by a warranty ranging from 90 days to two years. The following table summarizes the activity related to the product warranty reserve during the period ended September 30, 2003:

Warranty Reserve
Balance at June 20, 2003, date of inception	$0
Balance from NPTest, Inc. upon acquisition on July 29, 2003	8,087
Accrual for warranties during the period	2,347
Settlements made during the period	(1,742)

Balance at September 30, 2003	$8,692

The Company indemnifies certain customers, distributors, suppliers, and subcontractors for attorney fees and damages and costs awarded against parties in certain circumstances in which its products are alleged to infringe third-party intellectual property rights, including patents, registered trademarks, or copyrights. The terms of indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to the potential liability for indemnification relating to intellectual property infringement claims. The Company cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. To date, the Company has not paid any claim or been required to defend any claim related to its indemnification obligations, and accordingly, the Company has not accrued any amounts for indemnification obligations. However, there can be no assurances that the Company will not have any future financial exposure under those indemnification obligations.

Minimum rental commitments under non-cancellable operating leases, primarily real estate and office facilities in effect at September 30, 2003 are as follows:

3 months ending December 31, 2003	1,287
2004	4,330
2005	4,923
2006	4,746
2007	3,892
thereafter	8,741

Operating lease rental expense was $890 for the period ended September 30, 2003.

Refer to Note 3 for contingencies related to acquisition of NPTest, Inc.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

16.    Stock Option Plans and Employee Stock Purchase Plan

2003 Stock Incentive Plan

In July 2003, the Board of Directors adopted and the stockholders approved the 2003 Stock Incentive Plan, referred to as the “2003 Plan.” The 2003 Plan provides for the grant of incentive stock options within the meaning of section 422 of the Internal Revenue Code, non-statutory stock options and other stock-based awards, such as restricted stock or restricted stock units. The common stock reserved for issuance pursuant to exercise of awards under the 2003 Plan as of September 30, 2003 consisted of 2,820,000 shares of authorized but unissued Company common stock, subject to certain adjustments as described below.

Employees, consultants and non-employee members of the Board of Directors of the Company or any subsidiary may participate in the 2003 Plan.

The Board of Directors or a committee appointed by the Board of Directors administers the 2003 Plan. Subject to the provisions of the 2003 Plan, the board or the committee, as applicable, has the authority to, among other things, make rules and regulations appropriate for the administration of the 2003 Plan, determine the persons to whom stock options may be granted, the number of shares to be covered by each stock option, the exercise price of each stock option, the vesting schedule of each option, and whether the stock option will be designated as an incentive stock option or nonstatutory stock option.

Unless otherwise provided in the optionee’s option agreement, if the optionee’s employment is terminated other than due to death or disability or for cause, then the optionee has three months from the date of termination to exercise any options that are vested and exercisable on the date of termination. Regardless of the reason for termination (including death or disability), in no event may any option be exercised following its expiration.

If the optionee’s termination of employment is due to the optionee’s death or disability, all vested and exercisable stock options on the date of termination will remain exercisable for 12 months following the date of termination. If the optionee’s employment is terminated for cause, any outstanding options, whether vested or unvested, will terminate immediately.

Subject to certain conditions and stockholder approval as necessary, the Board of Directors may amend, alter or terminate the plan at any time, provided, however, that no amendment may impair the rights of any optionee with respect to any outstanding option without that optionee’s consent. The 2003 Plan will automatically terminate after ten years.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

A summary of the status of the stock option grants to employees as of the September 30, 2003 is presented below:

	Shares Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price
Shares reserved at plan inception	2,820,000	—
Options granted	(2,799,632)	2,799,632	$7.52
Options cancelled	55,738	(55,738)	7.12

Balances, September 30, 2003	76,106	2,743,894	$7.54

	Options Outstanding		Options Exercisable
Exercise Price	Number of Outstanding	Weighted Average Remaining Contractual Life (in yrs)	Weighted Average Exercise Price	Number Exercisable
$7.12	2,524,519	9.81	$7.12	—
$12.40	219,375	9.99	$12.40	—

	2,743,894	9.83	$7.54	—

17.    Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related” requires enterprises to report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products, geographic areas and major customers. The method of determining what information to report is based upon the “management” approach. The Company’s chief operating decision-maker reviews revenues by both geography and customer. The Company is not organized into business units nor does it capture expenses or allocate resources based on segmentation of the business. Therefore, the Company believes that it operates in a single industry segment.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

For the period ended September 30, 2003, its revenue by geographic area based on the location of its customers is as follows:

Period Ended September 30, 2003
France	1,442
Italy	3,453
Other in Europe	1,549
United States	26,066
Other in North America	372
Taiwan	4,823
Malaysia	2,302
Other in Asia	2,631
Japan	3,544

Total	46,182

North America	26,438
Europe	6,444
Asia	9,756
Japan	3,544

Total	46,182

Revenue outside North America was 43%, for the period ended September 30, 2003. Intel Corporation and STMicroelectronics accounted for approximately 58% and 7% of revenue for the period ended September 30, 2003. Intel Corporation and STMicroelectronics accounted for approximately 24% and 16% of accounts receivable at September 30, 2003.

Property and equipment by location at September 30, 2003 is as follows:

United States	$22,385
Other countries	$1,759

Total	$24,144

18.    Related Party Transactions

In July 2003, the Company entered into an advisory agreement with Francisco Partners, a shareholder in NPTest Holding LLC, the parent of the Company, pursuant to which Francisco Partners provides financial, advisory and consulting services to the Company and its subsidiaries. In exchange for such services, Francisco Partners is entitled to receive fees, plus reimbursement for out-of-pocket expenses. In lieu of these hourly fees, Francisco Partners may elect to receive an annual advisory fee in an amount equal to the greater of $2,000 per year or 0.6% of the Company’s annual revenue for the last twelve months, plus out-of-pocket expenses. The advisory agreement does not require certain minimum levels of service, as further outlined by the agreement. The advisory agreement has an initial term of ten years. For the period ended September 30, 2003, the Company accrued $345 in selling, general and administrative expenses for fees payable to Francisco Partners.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(unaudited)

In addition, in July 2003, the Company paid Francisco Partners a one-time fee of $6,332 for services rendered in connection with the structuring of the financing for the acquisition of the NPTest Inc. business from Schlumberger. These issuance costs were capitalized on the balance sheet as deferred issuance costs.

19.    Subsequent Event

In November 2003, the Company’s board of directors approved a one-for-four reverse stock split, effective immediately, for common stock. All share and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock split.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of NPTest Holding Corporation

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of NPTest Holding Corporation (the “Company”) and its subsidiaries at June 30, 2003, in conformity with accounting principles generally accepted in the United States of America. This consolidated balance sheet is the responsibility of the Company’s management; our responsibility is to express an opinion on this consolidated balance sheet based on our audit. We conducted our audit of this consolidated balance sheet in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

September 9, 2003, except for Note 4, as to which the date is November 19, 2003

NPTest Holding Corporation

CONSOLIDATED BALANCE SHEET

June 30, 2003
Assets
Cash	$1

Total assets	$1

Equity
Common stock, par value of $0.001 per share, 250 shares authorized, issued and outstanding	$1

Total shareholder’s equity	$1

The accompanying notes are an integral part of these consolidated financial statements.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

Background

NPTest Holding Corporation (“the Company”) was incorporated in Delaware on June 20, 2003 and is a wholly owned subsidiary of NPTest Holding, LLC. The Company was incorporated by Francisco Partners to acquire the net assets of NPTest, Inc. On the date of incorporation, the Company was authorized to issue 1,000 shares of Common Stock at a price of $0.001 per share. On June 21, 2003, the Company issued 250 shares of Common Stock at a price of $0.001 per share. The Company had no operations during the period ended June 30, 2003.

2.  Significant Accounting Policy

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

3. Common Stock

At June 30, 2003, the Company’s authorized capital stock consisted of 250 shares of Common Stock, par value $0.001 per share, all of which were issued and outstanding.

4. Subsequent Events

On July 25, 2003 the Company amended and restated its articles of incorporation increasing the authorized capital stock to 47,500,000 shares, of which 37,500,000 shares were authorized to be issued as Common Stock, par value $0.001 per share and 10,000,000 shares were authorized to be issued as Preferred Stock, par value $0.001 per share.

On July 29, 2003 the Company issued 5,624,750 shares of Common Stock to NPTest Holding, LLC at a price per share of $7.12 and 68,000 shares of Convertible, Mandatory Redeemable Preferred Stock at a price per share of $1,000 in exchange for a capital contribution from NPTest Holding, LLC of $108,000,000.

On July 29, 2003, NPTest Capital Corporation, a subsidiary of the Company, issued 50,000 shares of Mandatory Redeemable Preferred Stock at a price per share of $1,000.

On July 29, 2003, the Company received a $75 million senior term loan from Citicorp North America, Inc. Francisco Partners has guaranteed the repayment of that loan. The senior term loan bears interest at an annual rate of LIBOR plus 150 basis points and matures on July 29, 2006.

Acquisition of NPTest, Inc. from Schlumberger

In July 2003, the Company, purchased NPTest, Inc. from Schlumberger for approximately $220 million. In connection with the acquisition, the Company agreed that Schlumberger would have a right to participate, to a limited extent, in a portion of future increases in the value of the business.

In particular, under the agreement, the Company will be required to make payments to Schlumberger under the following scenarios:

•

if NPTest Holding, LLC at any time distributes to its members the Company’s stock, or other consideration in respect of the Company’s stock, with a cumulative aggregate value in excess of $330 million. Upon the first such distribution, the Company would make a payment equal to 15% of the

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

excess of the aggregate value of the distribution by NPTest Holding, LLC to its members over $330 million which would be in the same form (i.e. cash or stock) as the distribution. Upon any subsequent distribution, the Company would make a payment equal to 15% of that subsequent distribution; or

•	on the earlier of (i) the first anniversary of the completion of this offering or (ii) the date after the offering that NPTest Holding, LLC has received at least $330 million in cash proceeds and/or distributions related to the Company’s stock. Upon this date, Schlumberger will have the option, at its election (a “Value Increase Election”), to receive from the Company a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330 million of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of the Company’s stock plus any proceeds related to the Company’s stock previously received by NPTest Holding, LLC; or

•	on the earlier of (i) the first anniversary of the closing of a merger, acquisition or sale of all or substantially all of the Company’s assets in which either (a) NPTest Holding, LLC receives (together with all cash proceeds related to the Company’s stock previously received by NPTest Holding, LLC) at least $330 million in cash proceeds and/or distributions related to the Company’s stock or (b) NPTest Holding, LLC receives proceeds consisting only of cash and freely tradeable securities, or (ii) the date after such a merger, acquisition or sale that NPTest Holding, LLC has received at least $330 million in cash proceeds related to the Company’s stock. Upon this date, Schlumberger will have the option, at its election (an “Acquisition Election”), to receive from the Company a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330 million of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of the Company’s stock plus any proceeds related to the Company’s stock previously received by NPTest Holding, LLC plus the consideration received by NPTest Holding, LLC from the acquisition.

If Schlumberger makes a Value Increase Election or an Acquisition Election, the Company may choose to make the payment in any combination of cash or stock. If the Company makes the payment in stock, the Company has agreed to use the Company’s reasonable efforts to give Schlumberger customary registration rights.

Furthermore, in the event of a merger, acquisition or sale of all or substantially all of the Company’s assets involving a specified party that occurs by January 26, 2004, and that results in NPTest Holding, LLC receiving at least $227 million in consideration, Schlumberger will have the right to receive from the Company an amount equal to 50% of the excess over $227 million of the value of the consideration received by NPTest Holding, LLC in such sale. The payment may be made in a combination of cash or stock, depending on the type of consideration received by NPTest Holding, LLC.

Any future consideration paid to Schlumberger, as a result of the contingencies noted above, would be recorded as an adjustment to goodwill.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase price was allocated to the acquired assets and liabilities assumed, based upon management’s estimate of their fair market values as of the acquisition date.

(in thousands)
Net current assets(a)	$169,134
Property, plant and equipment	24,600
Other assets	283
Identified intangibles(b)	25,300
Goodwill	8,099
Other noncurrent liabilities	(486)
Long term deferred taxes	(9,451)
In-process research & development	5,000

Total consideration	$222,479

(a)	Net current assets are comprised of cash & cash equivalents, accounts receivable, inventories and other current assets, less current liabilities. The fair values of current assets generally approximated the recorded historic book values. Short-term investments were valued based on quoted market prices. Inventory values were estimated based on the current market value of the inventories less completion costs and less a profit margin for activities remaining to be completed until the inventory is sold. Assumed current liabilities included accounts payable, accrued compensation and expenses and accrued income taxes. The fair values of current liabilities generally approximated the historic recorded book values because of the monetary nature of most of the liabilities.

(b)	Other intangibles include customer contracts and relationships of $1.5 million, developed technologies of $14.1 million and backlog of $9.7 million, with estimated useful lives for amortization of 7 years, 7 years, and 0.3 years, respectively.

Amortizable Intangible Assets

Acquired identified intangibles were valued based in part on management estimates. The significant assumptions relating to each category are discussed in the following paragraphs. Also, these assets will be amortized on the straight-line basis over their estimated useful life and resultant amortization is included in cost of net revenue.

Customer contracts and relationships—The value of customer contracts and relationships was determined by discounting net cash flows attributable to current customer contracts and relationships adjusted to take into account expected attrition.

Backlog—The value of current backlog was determined by discounting expected net cash flows attributable to current backlog.

Developed technologies—The value of this asset was determined by discounting the expected future cash flows attributable to all existing technologies which had reached technological feasibility, after considering risks relating to: (1) the characteristics and applications of the technology, (2) existing and future markets, and (3) life cycles of the technologies. Estimates of future revenues and expenses used to determine the value of developed technology was consistent with the historical trends in the industry and expected outlooks.

In-process Research & Development

Of the total purchase price, $5 million was allocated to in-process research and development and will be expensed in the period ending September 30, 2003. The value of in-process research & development was based

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on an evaluation of all developmental projects using the guidance set forth in Interpretation No. 4 of Statement of Financial Accounting Standards, or SFAS, No. 2, “Accounting for Research and Development Costs.” Projects that qualify as in-process research and development represent those that have not yet reached technological feasibility and for which no future alternative uses existed. Technological feasibility is defined as being equivalent to a beta-phase working prototype in which there is no remaining risk relating to the development.

The value of in-process research and development was determined by: (1) obtaining management estimates of future revenues and operating profits associated with existing development projects, (2) projecting the cash flows and costs to complete the underlying technologies and resultant products and (3) discounting these cash flows to their net present value. Estimates of future revenue and expenses used to determine the value of in-process research and development was consistent with the historical trends in the industry and expected outlooks.

Intellectual Property Cross-License Agreement

In connection with the acquisition from Schlumberger, the Company entered into an Intellectual Property Cross-License Agreement with Schlumberger pursuant to which each party grants a personal, irrevocable, non-exclusive, worldwide, fully-paid, royalty-free and generally non-transferable license to its technology to the other party in connection with the other party’s non-competitive business (subject to certain restrictions), but only to the extent the technology has been disclosed to or is in the possession of the other party as of the effective date of the acquisition. Each party will be able to sublicense the technology licensed to its distributors, resellers, customers, systems integrators, distribution channels and, subject to certain limitations, transferees of any going businesses of such party. The purpose of the license agreement is to enable each party to continue to operate their businesses as conducted before the acquisition without infringing on the intellectual property rights of the other party.

Transition Services Agreement

In connection with the acquisition from Schlumberger, the Company entered into a transition services agreement with Schlumberger through certain of its subsidiaries under which the Company and Schlumberger will provide each other various services to facilitate the sale of the business. Under the transition services agreement, the Company agreed to provide Schlumberger with access to certain information systems and facilities, accounting services and certain other assistance in transitioning the separation of the Company’s business. The Company is required to provide these services until December 31, 2003, unless Schlumberger elects to shorten or extend this period in accordance with the agreement. During the time that these services are provided, Schlumberger is required to pay the Company $89,000 per month. The transition services agreement also requires Schlumberger to provide the Company services that include payroll, continuation of employee benefits, retirement plans and services related to our facilities. Schlumberger is required to provide these services until July 29, 2004, unless the Company elects to shorten this period in accordance with the agreement. During the time that Schlumberger provides these services, the Company is required to pay Schlumberger up to $10,150 per month with respect to payroll services and additional fees that vary by country and facilities with respect to the other services being provided.

Employment Agreement

On July 29, 2003, the Company entered into an employment agreement with its president and chief executive officer. Pursuant to the agreement, the executive received a signing bonus in the amount of $1,000,000 which will be forfeited if he resigns without good reason or is terminated for cause before the second anniversary of the effective date of the agreement, except that only half of this bonus will be forfeited if this departure is after the first anniversary.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Redeemable Preferred Stock

On July 29, 2003, the Company issued 68,000 shares of Convertible, Mandatory Redeemable Preferred Stock (“Series A Preferred Stock”) at a price per share of $1,000, for total cash consideration of $68 million.

The holders of Series A Preferred Stock have various rights and preferences as follows:

Voting

Each share of Series A Preferred Stock has voting rights equal to an equivalent number of shares of common stock into that which it is convertible. The Company must obtain written consent from at least 50% of the outstanding shares of Series A Preferred Stock in order to alter the Company’s Certificate of Incorporation so as to adversely affect the preferences and rights of the Series A Preferred Stock, issue any additional shares of Series A Preferred Stock, or authorize any shares of capital stock on parity with Series A Preferred Stock.

Dividends

The holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, dividends at an amount equal to the greater of (i) cash dividends at the annual rate of 9%, and (ii) cash dividends on common stock into which the Series A Preferred Stock could be converted. Such dividends are cumulative and payable in arrears on March 31, June 30, September 30 and December 31 of each year. The dividends are cumulative from the date of issue, whether or not funds of the Company are legally available for the payment of such dividends.

As long as dividends on Series A Preferred Stock are outstanding, the Company or its subsidiaries are restricted from declaring or paying any dividends to holders of securities that are either junior to or on parity with Series A Preferred Stock. There have not been any dividends declared by the Board on Series A Preferred Stock or common stock from inception through September 30, 2003.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company’s common stock and preferred stock own less than 50% of the resulting voting power of the surviving entity, the holders of Series A Preferred Stock are each entitled to receive an amount of $1,000 per share plus all accrued and unpaid cumulative dividends (whether or not earned or declared) prior to and in preference to any distribution to the holders of securities with preferences and rights junior to Series A Preferred Stock. The remaining assets, if any, shall be distributed to holders of common stock or other securities with preferences and rights junior to Series A Preferred Stock. The Series A Preferred Stock is not entitled to share in this distribution of the remaining assets. Should the Company’s legally available assets be insufficient to satisfy the liquidation preferences of Series A Preferred Stock and any shares of capital stock on parity with Series A Preferred Stock, then the funds will be distributed pro rata to the holders of Series A Preferred Stock and the capital stock on a parity with Series A Preferred Stock.

Redemption

To the extent the Company has funds legally available for such payment, on July 31, 2013, the Company shall redeem all outstanding shares of Series A Preferred Stock at an amount of $1,000 per share plus all accrued and unpaid cumulative dividends. The Company, at its option, may redeem shares of Series A Preferred Stock prior to the redemption date for an amount an amount of $1,000 per share plus all accrued and unpaid cumulative dividends.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Conversion

Each share of Series A Preferred Stock is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. The number of shares of common stock into which Series A Preferred Stock is convertible is computed by dividing the sum of $1,000 per share and all accrued and unpaid cumulative dividend, by the applicable conversion ratio. The current conversion price is $4.09216. At September 30, 2003, the Company reserved 16,875,275 shares of common stock for the conversion of Series A Preferred Stock.

Beneficial Conversion

In connection with the issuance of Series A Preferred Stock, the Company determined that the holders of Series A Preferred Stock received a beneficial conversion feature in the amount of $50.3 million. This amount was determined by comparing the conversion ratio on the Series A Preferred Stock to the fair value of the common stock on the date of the issuance of the Series A Preferred Stock. The fair value of the common stock was readily available because it was issued the same day as the preferred stock. The beneficial conversion feature will be accreted as a dividend to the preferred stockholders over the period to the redemption date of the Series A Preferred Stock.

Preferred Stock Issued by Subsidiary

On July 29, 2003, NPTest Capital Corporation (“Capital Corp.”), a subsidiary of the Company, issued 50,000 shares of Mandatory Redeemable Preferred Stock (“CC Preferred Stock”) at a price per share of $1,000 for total cash consideration of $50 million.

The holders of CC Preferred Stock have various rights and preferences as follows:

Voting

Holders of CC Preferred Stock are not entitled to any voting rights except that which Capital Corp. must obtain written consent from at least 50% of the outstanding shares of CC Preferred Stock in order to alter Capital Corp.’s Certificate of Incorporation so as to adversely affect the preferences and rights of the CC Preferred Stock, issue any additional shares of CC Preferred Stock, or authorize any shares of capital stock on parity with CC Preferred Stock.

Dividends

The holders of Series CC Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of Capital Corp., dividends at the annual rate of 8%. Such dividends are cumulative and payable in arrears on March 31, June 30, September 30 and December 31 of each year. The dividends are cumulative from the date of issue, whether or not funds of Capital Corp. are legally available for the payment of such dividends. As long as dividends on CC Preferred Stock are outstanding, Capital Corp. or its subsidiaries are restricted from declaring or paying any dividends to holders of securities that are either junior to or on parity with CC Preferred Stock. There have been no dividends declared by the Board on CC Preferred Stock or common stock from inception through September 30, 2003.

Liquidation

In the event of any liquidation, dissolution or winding up of Capital Corp., including a merger, acquisition or sale of assets where the beneficial owners of Capital Corp.’s common stock and preferred stock own less than

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

50% of the resulting voting power of the surviving entity, the holders of CC Preferred Stock are each entitled to receive an amount of $1,000 per share plus all accrued and unpaid cumulative dividends (whether or not earned or declared) prior to and in preference to any distribution to the holders of securities with preferences and rights junior to CC Preferred Stock. The remaining assets, if any, shall be distributed to holders of common stock or other securities with preferences and rights junior to CC Preferred Stock. The CC Preferred Stock is not entitled to share in this distribution of the remaining assets. Should Capital Corp.’s legally available assets be insufficient to satisfy the liquidation preferences of CC Preferred Stock and any shares of capital stock on parity with CC Preferred Stock, then the funds will be distributed pro rata to the holders of CC Preferred Stock and the capital stock on parity with CC Preferred Stock.

Redemption

To the extent Capital Corp. has funds legally available for such payment, on July 31, 2013, Capital Corp. shall redeem all outstanding shares of CC Preferred Stock at an amount of $1,000 per share plus all accrued and unpaid cumulative dividends. Capital Corp., at its option, may redeem shares of CC Preferred Stock prior to the redemption date for an amount of $1,000 per share plus accrued and unpaid cumulative dividends.

Agreements with Francisco Partners

Advisory Agreement

In July 2003, the Company entered into an advisory agreement with Francisco Partners pursuant to which Francisco Partners may provide financial, advisory and consulting services to the Company and its subsidiaries. This agreement will be amended effective upon the completion of the initial public offering of the Company’s common stock. Under the original agreement, in exchange for such services (if and when provided), Francisco Partners would be entitled to receive fees billed at their customary rates for actual time spent performing such services plus reimbursement for out-of-pocket expenses. In lieu of these hourly fees, Francisco Partners may elect to receive an annual advisory fee in an amount equal to the greater of $2.0 million per year or 0.6% of the Company’s consolidated annual revenue for the last twelve months, plus out-of-pocket expenses. There are no minimum levels of service required to be provided pursuant to the advisory agreement. The advisory agreement has an initial term of ten years. The advisory agreement includes customary indemnification provisions in favor of Francisco Partners. Francisco Partners and Shah Management received a one-time fee of $6.27 million, plus reasonable out-of-pocket expenses, for services rendered in connection with the structuring of the financing of the acquisition from Schlumberger.

Loan Guaranty

In connection with the acquisition of NPTest, Inc., NPTest Holding Corporation received a $75 million senior term loan from Citicorp North America, Inc., an affiliate of one of the underwriters of the Company’s proposed initial public offering, which the Company intends to repay using a portion of the proceeds of the initial public offering of the Company’s common stock. Francisco Partners has guaranteed the repayment of that loan. The guarantee will terminate upon repayment of the senior term loan.

2003 Stock Incentive Plan

In July 2003, the Board of Directors adopted and the stockholders approved the 2003 Stock Incentive Plan, referred to as the “2003 Plan.” The 2003 Plan provides for the grant of incentive stock options within the meaning of section 422 of the Internal Revenue Code, nonstatutory stock options and other stock-based awards,

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

such as restricted stock or restricted stock units. The common stock reserved for issuance pursuant to exercise of awards under the 2003 Plan as of July 30, 2003 consisted of 2,750,000 shares of authorized but unissued Company common stock, subject to certain adjustments as described below. On July 30, 2003, 2,580,195 options to purchase the common stock were granted at exercise price of $7.12 per share.

Employees, consultants and non-employee members of the Board of Directors of the Company or any subsidiary may participate in the 2003 Plan.

The Board of Directors or a committee appointed by the Board of Directors administers the 2003 Plan. Subject to the provisions of the 2003 Plan, the board or the committee, as applicable, has the authority to, among other things, make rules and regulations appropriate for the administration of the 2003 Plan, determine the persons to whom stock options may be granted, the number of shares to be covered by each stock option, the exercise price of each stock option, the vesting schedule of each option, and whether the stock option will be designated as an incentive stock option or nonstatutory stock option.

Unless otherwise provided in the optionee’s option agreement, if the optionee’s employment is terminated other than due to death or disability or for cause, then the optionee has three months from the date of termination to exercise any options that are vested and exercisable on the date of termination. Regardless of the reason for termination (including death or disability), in no event may any option be exercised following its expiration.

If the optionee’s termination of employment is due to the optionee’s death or disability, all vested and exercisable stock options on the date of termination will remain exercisable for 12 months following the date of termination. If the optionee’s employment is terminated for cause, any outstanding options, whether vested or unvested, will terminate immediately.

Subject to certain conditions and stockholder approval as necessary, the Board of Directors may amend, alter or terminate the plan at any time, provided, however, that no amendment may impair the rights of any optionee with respect to any outstanding option without that optionee’s consent. The 2003 Plan will automatically terminate after ten years.

Stock Split

In November 2003, the Company’s board of directors approved a one-for-four reverse stock split, effective immediately, for common stock. All share and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock split.

NPTest, Inc.

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

UNAUDITED

	Nine Months Ended September 30, 2002	Period From January 1, to July 29, 2003
Net revenue:
Product	$146,939	$90,935
Services	47,009	38,935

Total net revenue	193,948	129,870
Cost of net revenue:
Product	88,395	54,834
Services	29,158	25,795

Total cost of net revenue	117,553	80,629
Operating expenses:
Research and development	26,250	29,017
Selling, general and administrative	39,149	27,877

Total operating expenses	65,399	56,894

Operating income (loss)	10,996	(7,653)
Foreign currency transactions loss, net	(1,050)	(473)

Income (loss) before income taxes	9,946	(8,126)
Income tax provision (benefit)	1,127	(4,355)

Net income (loss)	$8,819	$(3,771)

The accompanying notes are an integral part of these combined financial statements.

NPTest, Inc.

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

UNAUDITED

	Nine Months Ended September 30, 2002	Period from January 1, to July 29, 2003
Cash flows provided by operating activities:
Net income (loss)	$8,819	$(3,771)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	7,330	4,477
Write down of fixed assets	939	392
Provision for excess and obsolete inventory	9,359	6,601
Deferred income taxes	275	451
Allowance for doubtful accounts	(400)	(91)
Deferred income	(7,180)	247
Changes in operating assets and liabilities:
Accounts receivable	1,061	(2,310)
Receivables from related parties	(5,260)	1,643
Inventory	24,451	652
Prepaid expenses and other assets	(1,043)	(3,879)
Accounts payable	4,248	6,236
Other accrued liabilities	3,212	(1,440)
Payables to related parties	(5,394)	(4,402)
Income taxes payable	(346)	(2,733)
Pension and post-retirement benefits	3,278	41

Net cash provided by operating activities	43,349	2,114

Cash flows used in investing activities:
Capital expenditures	(4,096)	(2,527)

Net cash used in investing activities	(4,096)	(2,527)

Cash flows used in financing activities:
Stockholders’ net investment (distribution)	(32,926)	(3,819)
Book overdrafts	(884)	—

Net cash used in financing activities	(33,810)	(3,819)

Effect of exchange rate changes on cash	808	20

Net increase (decrease) in cash and cash equivalents	6,251	(4,212)
Cash and cash equivalents, beginning of period	10,184	17,487

Cash and cash equivalents, end of period	$16,435	$13,275

Supplemental disclosure
Income taxes paid	$725	$2,292

The accompanying notes are an integral part of these combined financial statements.

NPTest Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

(amounts in thousands)

UNAUDITED

1.    Background and Basis of Presentation

Background

NPTest, Inc. designs, develops and manufactures advanced semiconductor test and diagnostic systems and provides related services for the semiconductor industry. NPTest, Inc.’s customers include integrated device manufacturers, fabless design companies, foundries and assembly and test subcontractors worldwide. NPTest, Inc.’s products are designed to enable its customers to debug, characterize and test a wide range of integrated circuits. NPTest, Inc.’s services include debug, repair, characterization and other product engineering services.

Basis of Presentation

The unaudited combined financial statements have been derived from the consolidated financial statements of Schlumberger Limited. NPTest, Inc. was historically a fully integrated business of several indirect wholly owned subsidiaries of Schlumberger. Although NPTest, Inc. was not a separate company, the accompanying unaudited combined financial statements are presented as if NPTest, Inc. had existed as an entity separate from Schlumberger and its subsidiaries. The unaudited combined financial statements provide the results of operations of NPTest, Inc. through July 29, 2003, the date it was acquired by NPTest Holding Corporation (see Subsequent Event Note 9).

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. NPTest, Inc.’s financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. NPTest, Inc. may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Such factors could negatively impact the cash flows from operations and liquidity.

NPTest, Inc.’s future capital requirements will depend on many factors, including its rate of revenue growth, the price received for its products and services, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, the cost of ensuring access to adequate manufacturing capacity, and the continuing market acceptance of its products. NPTest, Inc. believes that cash and cash equivalents will be sufficient to meet its anticipated cash needs for operations and capital investments for the next twelve months. NPTest, Inc. may seek additional equity or debt financing. Additional equity or debt financing may not be available when needed or, if available, may not be available on satisfactory terms.

Unaudited Interim Financial Statements

The accompanying unaudited combined financial statements reflect all adjustments, which, in the opinion of NPTest, Inc., are necessary for a fair presentation of the results for the interim periods presented. All such adjustments are normal recurring adjustments. These financial statements have been prepared in accordance with generally accepted accounting principles related to interim financial statements and the applicable rules of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

The financial statements and related disclosures have been prepared with the presumption that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year and for the six month period ended June 30, 2003. Accordingly, these financial statements should be read in conjunction with the audited financial statements and the related notes thereto contained in the Company’s Registration Statement on Form S-1.

The results of operations for the period ended July 29, 2003 are not necessarily indicative of the results of operations to be expected for any other interim period or for the full year. Further, the preparation of combined financial statements requires management to make estimates and assumptions that affect the recorded amounts reported therein. A change in facts or circumstances surrounding the estimates could result in a change to the estimates and impact future operating results.

2.    Stock-based Compensation

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan. Had compensation cost for the stock-based compensation to NPTest, Inc.’s employees under the Schlumberger plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method of SFAS 123, NPTest, Inc. net income (loss) would have been as follows:

	Nine Months Ended September 30, 2002	From January 1, to July 29, 2003
Net income/(loss)
As reported	$8,819	$(3,771)
Compensation expense based on fair value, net of tax	(1,052)	(275)

Pro forma	$7,767	$(4,046)

3.    Income Taxes

Income (loss) subject to U.S. and foreign income taxes was as follows:

	Nine Months Ended September 30, 2002	From January 1, to July 29, 2003
United States	$(11,745)	$(7,699)
Foreign	21,691	(427)

	$9,946	$(8,126)

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

The following table shows current and deferred income tax provision (benefit) by taxing jurisdiction:

	Nine Months Ended September 30, 2002	From January 1, to July 29, 2003
Current:
United States—federal	$(11,982)	$316
United States—state	(1,870)	(250)
Foreign	14,704	(4,872)

Total current	852	(4,806)
Deferred:
United States—federal	8,260	(3,727)
United States—state	1,416	(482)
Foreign	(9,401)	4,660

Total deferred	275	451

Total income tax provision (benefit)	$1,127	$(4,355)

Reconciliation between the U.S. federal income tax on pretax income (loss) and the actual income tax provision (benefit) is:

	Nine Months Ended September 30, 2002	From January 1, to July 29, 2003
Federal income tax provision (benefit)	$3,481	$(2,844)
State income taxes, net of federal income tax benefit	(156)	(382)
Foreign operations taxed at other than U.S. rates	(1,309)	(298)
Tax credits	(1,047)	(883)
Permanent differences	158	52

Total income tax provision (benefit)	$1,127	$(4,355)

4.    Pension and Other Benefit Plans

These combined financial statements include allocations of Schlumberger Limited assets, liabilities and expenses related to pensions and other benefit plans managed by Schlumberger on a consolidated basis. In general these allocations were based upon actuarial calculations of the employee base.

North America 401(k) plan

The enhanced 401(k) plan matches dollar-for-dollar, up to 4%, of employee’s contribution per pay period. If NPTest, Inc.’s net income is positive for the year, management may elect to further match the employee’s contributions up to 2%. In years of significant profitability, after completing the 401(k) match, management may elect to make profit sharing contributions. NPTest, Inc. has contributed $1,552 and $1,197 in the periods from January 1, 2002 to September 30, 2002 and January 1, 2003 to July 29, 2003, respectively, to the 401(k) plan.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

Non-U.S. pension plans

Outside the U.S., NPTest, Inc. sponsored several defined benefit and defined contribution plans that cover substantially all employees. Where applicable, employees are covered by statutory plans. For defined benefit plans, charges to expense are based upon costs computed by independent actuaries. These plans are substantially fully funded with trustees in respect to past and current service.

The expenses associated with these plans were not material in the periods from January 1, 2002 to September 30, 2002 and from January 1, 2003 to July 29, 2003.

5.    Related Party Transactions

The combined financial statements include allocations of certain corporate expenses, including legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate and infrastructure costs. These services were provided until the third quarter of 2002 by wholly owned subsidiaries of Schlumberger and are allocated to NPTest, Inc. These allocations have been determined on bases that Schlumberger and NPTest, Inc. considered to be a reasonable reflection of the utilization of services provided or the benefit received by NPTest, Inc. The allocation methods are based on the nature of the costs being allocated and include relative sales, headcount, square footage and others. Allocated costs included in the combined statement of operations were as follows:

	Nine Months Ended September 30, 2002	From January 1, to July 29 2003
Selling, general and administrative	$4,023	—

Cost of net revenue includes amounts of $4,953 and $3,839 in the periods from January 1, 2002 to September 30, 2002 and from January 1, 2003 to July 29, 2003, respectively, for net costs related to manufacturing outsourced to the Schlumberger factory in St. Etienne, France.

In certain countries, there are tax sharing arrangements between NPTest, Inc. and the respective entity of Schlumberger. In certain countries, NPTest, Inc. is a division of the Schlumberger legal entity that is the ultimate taxpayer in that jurisdiction.

It is not practical to disclose what the operating results would have been had NPTest, Inc. operated on a stand-alone basis.

There are no lease commitments to Schlumberger or any of its subsidiaries.

6.    Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” requires enterprises to report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products, geographic areas and major customers. The method of determining what information to report is based upon the “management” approach. NPTest, Inc.’s chief operating decision-maker reviews revenues by both geography and customer. NPTest, Inc. is not organized into business units nor does it capture expenses or allocate resources based on segmentation of the business. Therefore, NPTest, Inc. believes that it operates in a single industry segment.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

For the periods from January 1, 2002 to September 30, 2002 and from January 1, 2003 to July 29, 2003, respectively, revenue by geographic area based on the location of its customers is as follows:

	Nine Months Ended September 30, 2002	From January 1, to July 29, 2003
France	$15,018	$14,599
Italy	4,177	6,880
Other in Europe	6,451	3,731
United States	108,952	64,058
Other in North America	899	1,225
Taiwan	30,797	17,489
Malaysia	7,453	5,177
Other in Asia	4,010	3,484
Japan	16,191	13,227

	$193,948	$129,870

Revenue outside North America was 43% and 50% of total revenue in the periods from January 1, 2002 to September 30, 2002 and from January 1, 2003 to July 29, 2003, respectively. Intel and STMicroelectronics accounted for approximately 55% and 10% of revenue for the periods from January 1, 2002 to September 30, 2002, and approximately 41% and 14% of revenue for the periods from January 1, 2003 to July 29, 2003, respectively.

7.    Divestiture Bonus

Upon purchase by NPTest Holding, LLC, NPTest, Inc.’s officers and substantially all employees received aggregate bonuses of $7,673. These bonuses were paid by Schlumberger and were recorded in the third quarter of 2003. Of this amount, $1,762 was recorded in cost of sales, $2,230 was recorded in research and development expenses and $3,681 were recorded in selling, general and administrative expenses and the credit was recorded in stockholders’ net investment.

8.    Subsequent Event

Sale of NPTest, Inc. by Schlumberger

Stock Purchase and Sale Agreement

On July 29, 2003, NPTest Holding Corporation purchased NPTest, Inc. from Schlumberger for approximately $220,290 net of acquisition costs of $2,189. In connection with the acquisition, NPTest Holding Corporation agreed that Schlumberger would have a right to participate, to a limited extent, in a portion of future increases in the value of the business. As a result of this ownership change, the combined financial statements of NPTest, Inc were adjusted on July 30, 2003 to effect the purchase accounting. The accompanying unaudited combined financial statements for the period ended July 29, 2003 do not include such purchase accounting adjustments and have been prepared on a historical basis.

9.    Commitments and Contingencies

NPTest, Inc. is party to various legal proceedings and claims which arise in the ordinary course of business. As of September 30, 2003, there are no such matters pending that NPTest, Inc. expects to have a material effect on its financial condition, results of operations or cash flows.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

NPTest, Inc. indemnifies certain customers, distributors, suppliers, and subcontractors for attorney fees and damages and costs awarded against parties in certain circumstances in which its products are alleged to infringe third-party intellectual property rights, including patents, registered trademarks, or copyrights. The terms of indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to the potential liability for indemnification relating to intellectual property infringement claims. NPTest, Inc. cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. To date, NPTest, Inc. has not paid any claim or been required to defend any claim related to its indemnification obligations, and accordingly, NPTest, Inc. has not accrued any amounts for indemnification obligations. However, there can be no assurances that NPTest, Inc. will not have any future financial exposure under those indemnification obligations.

Minimum rental commitments under non-cancellable operating leases, primarily real estate and office facilities in effect at September 30, 2003 are as follows:

3 months ending December 31, 2003	$1,287
2004	$4,330
2005	$4,923
2006	$4,746
2007	$3,892
thereafter	$8,741

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of NPTest, Inc.

In our opinion, the accompanying combined financial statements present fairly, in all material respects, the financial position of NPTest, Inc. at December 31, 2001, 2002, and June 30, 2003 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2002 and for the six months ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of NPTest, Inc.’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

NPTest, Inc. was historically a fully integrated business of several indirect wholly owned subsidiaries of Schlumberger Limited. Consequently, as indicated in Note 1, these combined financial statements have been derived from the consolidated financial statements and accounting records of Schlumberger Limited and reflect significant assumptions and allocations. Moreover, as indicated in Note 1, NPTest, Inc. relied on Schlumberger Limited and its other businesses for certain administrative, management and other services. Accordingly, these combined financial statements do not necessarily reflect the combined financial position, results of operations, changes in stockholders’ net investment and cash flows of NPTest, Inc. had it been a separate, stand-alone entity during the periods presented.

/s/    PricewaterhouseCoopers LLP

San Jose, California

August 29, 2003

NPTest, Inc.

COMBINED BALANCE SHEETS

(amounts in thousands)

	December 31,		June 30,
	2001	2002	2003
Assets
Current assets:
Cash and cash equivalents	$10,184	$17,487	$4,290
Accounts receivable, net of allowances for doubtful accounts of $1,338, $938 and $847	52,587	48,485	56,812
Receivables from related parties	43	1,643	1,367
Inventory	142,639	107,668	101,457
Deferred income taxes	41,834	36,612	34,404
Prepaid expenses and other current assets	2,047	4,564	6,978

Total current assets	249,334	216,459	205,308
Property, plant and equipment, net	30,852	25,696	23,506
Deferred income taxes	15,164	—	1,199
Other assets	154	85	283

Total assets	$295,504	$242,240	$230,296

Liabilities and stockholders’ net investment
Current liabilities:
Book overdrafts	$1,009	$—	$—
Accounts payable	4,794	7,781	9,846
Accrued liabilities	36,921	28,243	26,417
Payables to related parties	12,066	4,402	69
Income taxes payable	3,049	4,331	2,878

Total current liabilities	57,839	44,757	39,210
Pension and post-retirement benefits	31,861	445	642

Total liabilities	89,700	45,202	39,852

Commitments and contingencies (Note 12)
Stockholders’ net investment	205,804	197,038	190,444

Total liabilities and stockholders’ net investment	$295,504	$242,240	$230,296

The accompanying notes are an integral part of these combined financial statements.

NPTest, Inc.

COMBINED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Net revenue:
Product	$216,445	$149,543	$180,035	$98,598	$83,830
Services	69,889	71,389	63,456	31,710	33,954

Total net revenue	286,334	220,932	243,491	130,308	117,784
Cost of net revenue:
Product	140,255	130,627	110,056	57,589	49,009
Services	44,127	49,549	38,137	19,908	21,798

Total cost of net revenue	184,382	180,176	148,193	77,497	70,807
Operating expenses:
Research and development	32,718	34,748	36,573	16,297	23,152
Selling, general and administrative	66,571	51,971	49,652	26,646	20,872
Gain on curtailment of pensions and employee benefits			(8,667)

Total operating expenses	99,289	86,719	77,558	42,943	44,024

Operating income (loss)	2,663	(45,963)	17,740	9,868	2,953
Foreign currency transactions gain (loss), net	(34)	(139)	(1,147)	(811)	(510)

Income (loss) before income taxes	2,629	(46,102)	16,593	9,057	2,443
Income tax provision (benefit)	(3,328)	(22,366)	2,117	1,173	(209)

Net income (loss)	$5,957	$(23,736)	$14,476	$7,884	$2,652

The accompanying notes are an integral part of these combined financial statements

NPTest, Inc.

COMBINED STATEMENTS OF STOCKHOLDERS’ NET INVESTMENT

(amounts in thousands)

Stockholders’ Net Investment
Balance, January 1, 2000	$147,895
Net income	5,957
Stockholders’ net investment	64,309
Foreign currency translation	(4,021)

Balance, December 31, 2000	214,140
Net loss	(23,736)
Stockholders’ net investment	17,604
Foreign currency translation	(2,204)

Balance, December 31, 2001	205,804
Net income	14,476
Stockholders’ net distribution	(39,792)
Transfer of pension and post-retirement benefit liabilities to Schlumberger, net of related deferred tax assets	15,250
Foreign currency translation	1,300

Balance, December 31, 2002	197,038
Net income for the six months ended	2,652
Stockholders’ net distribution	(9,363)
Foreign currency translation	117

Balance, June 30, 2003	$190,444

The accompanying notes are an integral part of these combined financial statements.

NPTest, Inc.

COMBINED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$5,957	$(23,736)	$14,476	$7,884	$2,652
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	6,854	10,761	9,522	4,862	3,847
Write-off of fixed assets	—	—	978	923	354
Provision for excess and obsolete inventory	8,028	39,074	8,755	6,377	5,833
Deferred income taxes	(1,397)	(12,945)	9,396	—	1,009
Gain on curtailment of pensions and employee benefits	—	—	(8,667)	—	—
Provision for doubtful accounts receivable	829	(393)	(400)	(400)	(91)
Changes in operating assets and liabilities:
Accounts receivable	(31,370)	33,915	4,674	4,045	(8,334)
Receivables from related parties	(168)	185	(1,600)	(43)	276
Inventory	(68,573)	(6,932)	26,597	16,968	203
Prepaid expenses and other assets	(1,119)	3,406	(2,448)	(1,069)	(2,612)
Accounts payable	5,537	(18,019)	3,015	3,902	2,048
Other accrued liabilities	(1,206)	(10,810)	(690)	8,539	(2,118)
Deferred income	37,233	(42,557)	(7,888)	(7,620)	247
Payables to related parties	(2,211)	7,070	(7,664)	(11,770)	(4,333)
Income taxes payable	2,216	(903)	1,282	(2,645)	(1,453)
Pension and post-retirement benefits	3,062	4,061	3,490	2,530	197

Net cash (used in) provided by operating activities	(36,328)	(17,823)	52,828	32,483	(2,275)

Cash flows (used in) investing activities:
Capital expenditures	(27,047)	(4,004)	(5,253)	(2,498)	(2,051)

Net cash (used in) investing activities	(27,047)	(4,004)	(5,253)	(2,498)	(2,051)

Cash flows from (used in) financing activities:
Stockholders’ net investment (distribution)	64,309	17,604	(39,792)	(36,297)	(9,363)
Book overdrafts	1,908	(1,765)	(1,009)	1,301	—

Net cash provided by (used in) provided by financing activities	66,217	15,839	(40,801)	(34,996)	(9,363)
Effect of exchange rate changes on cash	(54)	(215)	529	327	492

Net increase (decrease) in cash and cash equivalents .	2,788	(6,203)	7,303	(4,684)	(13,197)
Cash and cash equivalents, beginning of period	13,599	16,387	10,184	10,184	17,487

Cash and cash equivalents, end of period	$16,387	$10,184	$17,487	$5,500	$4,290

Supplemental disclosure
Income taxes paid	$642	$706	$1,671	$836	$2,266
Transfer of pension and post-retirement benefit liabilities to Schlumberger	—	—	26,240	—	—
Deferred tax assets related to pension and post-retirement benefit liabilities transferred to Schlumberger	—	—	(10,990)	—	—

The accompanying notes are an integral part of these combined financial statements.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

(amounts in thousands)

1.    Background and Basis of Presentation

Background

NPTest, Inc. designs, develops and manufactures advanced semiconductor test and diagnostic systems and provides related services for the semiconductor industry. NPTest, Inc.’s customers include integrated device manufacturers, fabless design companies, foundries and assembly and test subcontractors worldwide. NPTest, Inc.’s products are designed to enable its customers to debug, characterize and test a wide range of integrated circuits. NPTest, Inc.’s services include debug, repair, characterization and other product engineering services.

NPTest, Inc.’s source of revenue is test systems sales, professional services and maintenance. NPTest, Inc.’s primary markets are North America, Europe, Asia and Japan.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. NPTest, Inc.’s financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. NPTest, Inc. may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Such factors could negatively impact NPTest, Inc.’s cash flows from operations and liquidity.

NPTest, Inc.’s future capital requirements will depend on many factors, including its rate of revenue growth, the price received for NPTest, Inc.’s products and services, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, the cost of ensuring access to adequate manufacturing capacity, and the continuing market acceptance of NPTest, Inc.’s products. NPTest, Inc. believes that cash and cash equivalents will be sufficient to meet its anticipated cash needs for operations and capital investments for the next twelve months. NPTest, Inc. may seek additional equity or debt financing. Additional equity or debt financing may not be available when needed or, if available, may not be available on satisfactory terms.

Basis of Presentation

The combined financial statements have been derived from the consolidated financial statements of Schlumberger Limited. NPTest, Inc. was historically a fully integrated business of several indirect wholly owned subsidiaries of Schlumberger. Although NPTest, Inc. was not a separate company, the accompanying combined financial statements are presented as if NPTest, Inc. had existed as an entity separate from Schlumberger and its subsidiaries. The combined financial statements include the historical assets, liabilities, revenues and expenses that were directly related to the NPTest, Inc. business of Schlumberger during the periods presented. Stockholders’ net investment represents Schlumberger’s transfer of its net capital investment in NPTest, Inc., after giving effect to the net earnings of NPTest, Inc. adjusted for any cash transfers to Schlumberger and other transfers from Schlumberger.

Through the third quarter of fiscal year 2002, certain amounts of Schlumberger’s corporate expenses, including legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate and infrastructure costs, although not directly attributable to NPTest, Inc.’s operations, have benefited NPTest, Inc. and have been allocated to NPTest, Inc. on a basis that Schlumberger and NPTest, Inc. considered to be a reasonable reflection of the utilization of services provided or the benefit received by NPTest, Inc. (see Note 11). However, the financial information included herein may not reflect the

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

combined financial position, operating results, changes in equity and cash flows of NPTest, Inc. in the future or what they would have been had NPTest, Inc. been a separate, stand-alone entity during the periods presented.

Unaudited interim financial statements

The unaudited interim combined financial information as of and for the six months ended June 30, 2002 has been prepared on the same basis as the accompanying audited combined financial statements. In the opinion of management, such interim combined financial information reflects adjustments consisting only of normal and recurring adjustments necessary for a fair presentation of such financial information. The results of operations for the interim period ended June 30, 2002 are not necessarily indicative of the results of operations to be expected for any other interim period or for the full year.

2.    Summary of Significant Accounting Policies

Principles of combination

The combined financial statements of NPTest, Inc. include the accounts of NPTest, Inc.’s four regions: North America, Europe, Asia and Japan. All significant intra-company balances and transactions are eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management believes that the estimates are reasonable.

Revenue recognition

NPTest, Inc. recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements” and EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Generally, acceptance of products with published specifications is received at the factory floor prior to shipment, therefore revenue, less fair value of installation, is recognized upon shipment when legal title passes. In those limited instances where there are customer-specific acceptance conditions, revenue is only recognized upon final customer-site acceptance. NPTest, Inc.’s shipping terms are primarily freight-on-board, or FOB, shipping point. However, a portion of revenue, associated with certain installation-related tasks, based upon fair value of that service is recognized when the tasks are completed. When several elements are bundled into one contract, revenue is not recognized unless the fair value of the undelivered element(s) is objective and reliable and the delivered element has stand alone value to the customer. The total contract revenue is allocated to the individual elements based upon the relative fair value of each element. For multiple element arrangements, management having the relevant authority establishes fair value based upon vendor-specific objective evidence. The fair value of the undelivered element is either the price charged when the element is sold separately or, for an element not yet being sold separately, the price established by management. When a price is established by management it must be probable that the price will not change before the element is actually sold separately. For products that have not been demonstrated to meet product specifications prior to shipment, revenue is recognized on receipt of customer technical acceptance. In any event, no revenue is recognized before legal title passes to the customer. A provision for the estimated cost of warranty is recorded when revenue is recognized. Revenue related to spare parts is generally recognized upon shipment. Services revenue is generally recognized ratably over the period of the

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

related contract. Deferred income includes amounts that have been billed per the contractual terms but have not been recognized as revenue. For product revenue, this typically includes the amount of deferred revenue less all product and warranty costs.

Book overdraft

Book overdraft represents outstanding checks in excess of cash on hand at the applicable bank, and generally results from timing differences in the transfer of funds between banks. Historically, these checks are covered when presented for payment through the transfer of funds from other company cash accounts held in other banks.

Concentration of credit risk

Financial instruments that potentially subject NPTest, Inc. to a concentration of credit risk consist of cash and accounts receivable. Risks associated with cash are mitigated by banking with creditworthy institutions. NPTest, Inc. maintains an allowance for doubtful accounts based upon expected collectibility and performs ongoing credit evaluations of its customers’ financial condition. For certain customers located primarily in Asia, NPTest, Inc. requires them to obtain letters of credit to help reduce NPTest, Inc.’s credit risk.

Foreign currency accounting

NPTest, Inc.’s functional currencies are primarily local currencies (British Pound, Euro and Yen). All assets and liabilities recorded in functional currencies other than U.S. Dollars are translated at current exchange rates. The resulting adjustments are charged or credited directly to stockholders’ net investment in the Combined Balance Sheets. Revenue and expenses are translated at the weighted-average exchange rates for the period.

Stock based compensation

Schlumberger applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan. Had compensation cost for the stock-based compensation to NPTest, Inc.’s employees under the Schlumberger plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method of SFAS 123, NPTest, Inc. net income (loss) would have been as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Net income/(loss)
As reported	$5,957	$(23,736)	$14,476	$7,884	$2,652
Compensation expense based on fair value, net of tax effect	(2,848)	(2,809)	(1,308)	(718)	(239)

Pro forma	$3,109	$(26,545)	$13,168	$7,166	$2,413

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short-term investments. The short-term investments are stated at cost plus accrued interest, which approximates market, and are comprised primarily of Eurodollar time deposits, certificates of deposit and commercial paper, Euro notes and Eurobonds, substantially all denominated in U.S. Dollars. NPTest, Inc. considers short-term investments to be cash or cash equivalents as they do not have original maturities in excess of three months.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses are not materially different than their carrying amounts as reported at December 31, 2001, 2002 and June 30, 2003 because of their short maturities.

Inventories

Inventories are stated at lower of average cost or market. Cost includes material, labor, allocated overhead and contract manufacturing costs. Provisions are recorded to reduce excess and obsolete inventory to net realizable value.

Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the asset as follows:

Leasehold improvements.	3-15 years
Machinery and equipment.	2-7 years

Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from their separate accounts, and any gain or loss on such sale is reflected in operations. Maintenance and repairs are charged to operating expense as incurred. Expenditures that substantially increase an asset’s life are capitalized.

Long-lived assets

NPTest, Inc. reviews the appropriateness of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. NPTest, Inc. assesses recoverability of the carrying value of the asset by estimating the future undiscounted net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Research and development

All research and development expenditures are expensed as incurred, including costs relating to patents or rights that may result from such expenditures.

Taxes on income

NPTest, Inc.’s operating results historically have been included in Schlumberger’s consolidated U.S. and state income tax returns and in tax returns of Schlumberger’s foreign subsidiaries. The provision (benefit) for income taxes reflected in NPTest, Inc.’s combined financial statements has been determined on a separate return basis. No provision is made for deferred income taxes on those foreign earnings considered to be indefinitely reinvested.

Taxes on income are computed in accordance with the tax rules and regulations of the taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities vary substantially. Taxable

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

income may differ from pre-tax income for financial accounting purposes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and the change in accumulated other comprehensive income (loss). NPTest, Inc.’s change in accumulated other comprehensive income (loss) shown in the combined statements of stockholders’ net investment consists solely of foreign currency translation adjustments which are not adjusted for income taxes since they relate to indefinite investments in non-U.S. operations. Other comprehensive income (losses) amounted to ($4,021), ($2,204), $1,300 and $117 in the years ended December 2000, 2001, 2002 and the six months ended June 30, 2003.

Recent accounting pronouncements

In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations.” FAS 143 requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an Asset Retirement Obligation (“ARO”), an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. FAS 143 will be effective for financial statements for fiscal years beginning after June 15, 2002. Upon adoption of the final Statement, an entity will use a cumulative-effect approach to recognize transition amounts for existing ARO liabilities, asset retirement costs, and accumulated depreciation. All transition amounts are to be measured using current (as of the date of adoption of the final Statement) information, current assumptions, and current interest rates. The implementation of FAS 143 did not have a material impact on the financial position, results of operations and cash flows of NPTest, Inc.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 46”). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This Statement requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 15, 2002. The implementation of this statement did not have a material impact on the financial position, results of operations and cash flows of NPTest, Inc.

In January 2003, the EITF issued No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. This EITF establishes the criteria for recognizing revenue in arrangements when several items are bundled into one agreement. EITF 00-21 does not allow revenue recognition unless the fair value of the undelivered element(s) is available and the element has stand-alone value to the customer. EITF 00-21 also provides guidance on allocating the total contract revenue to the individual elements based upon the available fair value of each deliverable. The implementation of this statement did not have a material impact on the financial position, results of operations and cash flows of NPTest, Inc.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. NPTest, Inc. does not expect that the adoption of FIN 46 will have a material impact on its results of operations, financial condition and cash flows.

In May 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the financial position, results of operations and cash flows of NPTest, Inc.

3.    Accounts Receivable

Additions to the allowance for doubtful accounts charged to income were $829 in 2000 and deductions were $393 in 2001, $400 in 2002 and $91 in the six months ended June 30, 2003.

4.     Inventory

Inventory consists of the following:

	December 31,		June 30,
	2001	2002	2003
Raw materials (including spare parts)	$99,034	$79,457	$70,314
Work in progress	10,831	14,003	17,387
Finished goods	32,774	14,208	13,756

	$142,639	$107,668	$101,457

Inventory reserve aggregated $92,520, $79,682 and $83,118 at December 31, 2001, 2002 and June 30, 2003, respectively.

NPTest, Inc. regularly monitors inventory quantities on hand and records a provision for excess and obsolete inventories based primarily on estimated forecast of product demand and production requirements. NPTest, Inc. recorded a charge to cost of net product revenue of $35,400 in October 2001 related primarily to the write down of certain inventory. This additional excess inventory charge was due to a significant decrease in forecasted revenue over the expected life cycle of the related products.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

5.    Property, Plant and Equipment, Net

Property, plant and equipment (net) consists of the following:

	December 31,		June 30,
	2001	2002	2003
Leasehold improvements	$23,357	$22,601	$21,510
Machinery and equipment	45,875	45,790	48,845

Total cost	69,232	68,391	70,355
Less: Accumulated depreciation	(38,380)	(42,695)	(46,849)

	$30,852	$25,696	$23,506

Depreciation expense totaled $6,854 in 2000, $10,761 in 2001, $9,522 in 2002, $4,862 and $3,847 in the six months ended June 30, 2002 and 2003, respectively.

6.     Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,		June 30,
	2001	2002	2003
Employee incentives	$3,472	$5,257	$3,423
Vacation	1,896	1,844	2,720
Other employee related accruals	5,915	3,186	978
Deferred income	11,875	3,987	4,234
Warranty	9,310	8,126	8,116
Other	4,453	5,843	6,946

	$36,921	$28,243	$26,417

During the fourth quarter of 2000, first quarter of 2001 and third quarter of 2001, NPTest, Inc. recorded charges to cost of net product revenue of $1,400, $200 and $200, respectively, related to reorganization, restructuring and reduction-in-force initiatives. These initiatives resulted in the elimination of 176 positions worldwide. The restructuring accrual was fully utilized in 2001. During the third quarter of 2002, NPTest, Inc. recorded a charge of approximately $300 resulting from the elimination of 23 positions in the U.S. In addition to this, NPTest, Inc. recorded in 2002 a charge of approximately $800 for payments made to the employees of NPTest, Inc. in Japan upon the completion of a legal reorganization in that country. Both accruals have been paid at December 31, 2002.

7.     Taxes on Income

Income (loss) subject to U.S. and foreign income taxes was as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
United States	$(19,637)	$(68,831)	$(7,639)	$(6,310)	$(544)
Foreign	22,266	22,729	24,232	15,367	2,987

	$2,629	$(46,102)	$16,593	$9,057	$2,443

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

The following table shows current and deferred income tax provision (benefit) by taxing jurisdiction:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Current:
United States—federal	$(8,068)	$(13,833)	$(19,540)	$(2,884)	$2,841
United States—state	(1,080)	(2,097)	(2,904)	(426)	194
Foreign	7,217	6,509	15,165	4,483	(4,253)

Total current	(1,931)	(9,421)	(7,279)	1,173	(1,218)
Deferred:
United States—federal	(854)	(11,504)	16,072	52	(3,668)
United States—state	(146)	(1,973)	2,066	9	(472)
Foreign	(397)	532	(8,742)	(61)	5,149

Total deferred	(1,397)	(12,945)	9,396	—	1,009

Total income tax provision (benefit)	$(3,328)	$(22,366)	$2,117	$1,173	$(209)

The following table shows the principal components of the net deferred tax assets:

	December 31,		June 30,
	2001	2002	2003
Inventory valuation	$35,631	$29,814	$28,119
Allowance for doubtful accounts	549	343	307
Warranty	2,086	2,772	2,135
Accrued liabilities and other	3,568	3,902	3,843
Property, plant and equipment	622	(399)	544
Pension and post-retirement benefits	14,542	180	195
Net operating loss carryforwards	—	—	460

	$56,998	$36,612	$35,603

In the year ended December 31, 2002, the change in deferred tax assets was $20,386 of which $10,990 was related to pension and post retirement liabilities that were transferred to Schlumberger on December 31, 2002.

The reconciliation between the statutory U.S. federal income tax on pretax income (loss) and the actual income tax provision (benefit) is:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Federal income tax provision (benefit)	$920	$(16,136)	$5,808	$3,171	$855
State income taxes, net of federal income tax effect	(1,226)	(4,070)	(297)	(417)	47
Foreign operations taxed at other than U.S. rates	(973)	(914)	(2,061)	(956)	(384)
Tax credits	(1,768)	(1,600)	(1,684)	(800)	(825)
Permanent differences	(281)	354	351	175	98

Income tax provision (benefit)	$(3,328)	$(22,366)	$2,117	$1,173	$(209)

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

8.    Pension and Other Benefit Plans

These combined financial statements include allocations of Schlumberger Technology Corporation assets, liabilities and expenses related to pensions and other benefit plans managed by Schlumberger on a consolidated basis. In general these allocations were based upon actuarial calculations of the employee base. In October 2002, Schlumberger Limited terminated the participation of NPTest, Inc. employees in both the Schlumberger Pension Plan and the US Group Health Care Plan and Trust effective December 31, 2002. Upon termination of NPTest, Inc.’s participation, Schlumberger has also assumed the liabilities as of December 31, 2002 relating to these plans and any future obligations relating to these liabilities. NPTest, Inc. has therefore recorded a curtailment gain of $8,667 as of December 31, 2002 and has transferred the remaining liabilities of $26,240 to Schlumberger along with the related deferred tax assets of $10,990 through stockholder’s net investment. The North America 401(k) plan has been enhanced to mitigate the impact of the pension plan curtailment.

North America 401(k) plan

The enhanced 401(k) plan matches dollar-for-dollar, up to 4%, of employee’s contribution per pay period. If NPTest, Inc.’s net income is positive for the year, management may elect to further match the employee’s contributions up to 2%. In years of significant profitability, after completing the 401(k) match, management may elect to make profit sharing contributions. NPTest, Inc. has contributed $740, $979, $1,764, $926 and $1,010, respectively, for the years ended December 31, 2000, 2001, 2002, and for the six months ended June 30, 2002 and June 30, 2003 to the 401(k) plan.

U.S. Pension Plans

Prior to termination of NPTest, Inc.’s participation described above, Schlumberger Technology Corporation, a wholly owned subsidiary of Schlumberger, sponsored several defined benefit pension plans that cover substantially all employees. The benefits are based on years of service and compensation on a career-average pay basis. These plans are fully funded with a trustee in respect to past and current service. Charges to expense are based upon costs computed by independent actuaries. The funding policy is to annually contribute amounts that are allowable for federal income tax purposes. These contributions are intended to provide for benefits earned to date and those expected to be earned in the future.

The assumed discount rate, compensation increases and return on plan assets used to determine pension expense in 2000 were 7.8%, 4.5% and 9.0%, respectively. In 2001, the assumptions were 7.5%, 4.5% and 9.0%, respectively. In 2002, the assumptions were 7.3%, 3.0% and 8.5%, respectively.

Allocated net pension cost in the U.S. for 2000, 2001 and 2002 included the following components:

	Year Ended December 31,
	2000	2001	2002
Service costs—benefits earned during the period	$2,380	$2,475	$2,289
Interest cost on projected benefit obligation	2,741	3,059	3,158
Expected return on plan assets; actual return of $871, $(2,174) and $3,646	(2,850)	(3,048)	(2,867)
Amortization of transition assets	(62)	(62)	—
Amortization prior service cost/other	209	209	208
Amortization of unrecognized net gain	(376)	(82)	—
Curtailment loss	—	—	693

Total pension cost after curtailment loss	$2,042	$2,551	$3,481

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

The change in the projected benefit obligation, plan assets and funded status of the plans at December 31, 2001 and 2002 was as follows:

	December 31,
	2001	2002
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$41,372	$47,047
Service cost	2,475	2,289
Interest cost	3,059	3,158
Actuarial losses	1,309	1,489
Benefits paid	(1,168)	(1,704)
Curtailment	—	(5,410)

Projected benefit obligation at end of the year	$47,047	$46,869

Change in plan assets:
Plan assets at market value at beginning of the year	$36,884	$33,542
Actual return on plan assets	(2,174)	(3,646)
Benefits paid	(1,168)	(1,704)

Plan assets at market value at end of the year	$33,542	$28,192

Deficit/(excess) of assets over projected benefit obligation	$13,505	$18,677
Unrecognized net loss	(899)	(3,510)
Unrecognized prior service cost	(901)	—
Pension liability transferred to Schlumberger	—	(15,167)

Pension liability	$11,705	$—

The assumed discount rate, the rate of compensation increases and the expected long-term rate of return on plan assets used to determine the projected benefit obligations were 7.3%, 4.5% and 9.0%, respectively, in 2001, 6.8%, 3.0% and 8.5%, respectively, in 2002. Plan assets on December 31, 2002, consisted of common stocks ($16,378), cash or cash equivalents ($3,063), fixed income investments ($7,126) and other investments ($1,625). On December 31, 2002, there is no investment of the plan assets in Schlumberger common stock.

Non-U.S. pension plans

Outside the U.S., NPTest, Inc. sponsored several defined benefit and defined contribution plans that cover substantially all employees. Where applicable, employees are covered by statutory plans. For defined benefit plans, charges to expense are based upon costs computed by independent actuaries. These plans are substantially fully funded with trustees in respect to past and current service.

At December 31, 2001, 2002 and June 30, 2003 the pension liability was $1,282, $445 and $642 respectively. The expenses associated to these plans were not material in the years ended December 31, 2000, 2001, 2002 and for the six months ended June 30, 2002 and 2003.

Post-retirement benefits other than pensions

Prior to termination of NPTest, Inc’s participation described above, Schlumberger Technology Corporation provided certain health care benefits to former employees who have retired under the U.S. pension plans.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

The principal actuarial assumptions used to measure costs were a discount rate of 7.8% in 2000, 7.5% in 2001 and 7.3% in 2002. The overall medical cost trend rate assumption is 9.5% graded to 5.0% over the next six years and 5.0% thereafter.

Allocated net periodic post-retirement benefit cost in the U.S. for 2000, 2001 and 2002 included the following components:

	Year Ended December 31,
	2000	2001	2002
Service costs—benefits earned during the period	$635	$717	$856
Interest cost on accumulated post-retirement benefit obligation	928	1,046	1,260
Amortization of unrecognized net gain and other	(183)	(12)	(12)
Curtailment gain	—	—	(9,360)

Net post-retirement benefit (income)/cost after curtailment	$1,380	$1,751	$(7,256)

The change in accumulated post-retirement benefit obligation and funded status on December 31, 2001 and 2002 was as follows:

	December 31,
	2001	2002
Accumulated post-retirement benefit obligation at the beginning of the year	$14,142	$16,230
Service cost	717	856
Interest cost	1,046	1,260
Actuarial losses	721	3,143
Benefits paid	(396)	(512)
Curtailment	—	(9,904)

Accumulated post-retirement benefit obligation at the end of the year	16,230	11,073
Unrecognized net gain	2,497	—
Unrecognized prior service cost/other	147	—
Post-retirement benefit liability transferred to Schlumberger	—	(11,073)

Post-retirement benefit liability	$18,874	$—

The components of the accumulated post-retirement benefit obligation on December 31, 2001 and 2002, were as follows:

	December 31,
	2001	2002
Retirees	$4,355	$6,497
Fully eligible	4,070	4,576
Actives	7,805	—

	$16,230	$11,073

The assumed discount rate used to determine the accumulated post-retirement benefit obligation was 7.3% for 2001 and 6.8% for 2002.

If the assumed medical cost trend rate was increased by one percentage point, health care cost in 2002 would have been $2,610, and the accumulated post-retirement benefit obligation would have been $12,486 on December 31, 2002.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

If the assumed medical cost trend rate was decreased by one percentage point, health care cost in 2002 would have been $1,736, and the accumulated post-retirement benefit obligation would have been $9,887 on December 31, 2002.

9.    Leases and Lease Commitments

Minimum rental commitments under non-cancellable operating leases, primarily real estate and office facilities in effect at June 30, 2003 are as follows:

Six months ending December 31, 2003	$2,567
Year Ending December 31,
2004	4,330
2005	4,923
2006	4,746
2007	3,892
and thereafter	8,741

$29,199

Operating lease rental expense aggregated $6,637, $6,820, $4,760, for 2000, 2001 and 2002 respectively, and $2,457 and $2,547, respectively, for the six months ended June 30, 2002 and 2003.

10.    Stock Option Plans and Employee Stock Purchase Plan

Employees of NPTest, Inc. participated in the Schlumberger stock option plans. As of June 30, 2003, Schlumberger had two types of stock-based compensation plans, which are described below.

Stock Option Plans

During 2000, 2001 and 2002, and in prior years, officers and key employees were granted stock options under Schlumberger stock option plans. For all of the stock options granted, the exercise price of each option equals the market price of Schlumberger stock on the date of grant; an option’s maximum term is ten years, and options generally vest in 20% increments over five years.

As required by SFAS 123, the fair value of each grant is estimated on the date of grant using the multiple option Black-Scholes option-pricing model with the following weighted-average assumptions used for 2000, 2001 and 2002: dividend of $0.75; expected volatility 30-33% for 2000 grants, 32-35% for 2001 grants and 35-36% for 2002 grants; risk-free interest rates of 5.7-6.7% for 2000 grants, 3.9-5.0% for 2001 grants and 4.73% for the 2002 grants; and expected option lives of 5.49 years for 2000 grants, 5.02 years for 2001 grants and 5.07 years for 2002 grants. There were no stock options granted during the six month period ended June 30, 2003.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

A summary of the status of the stock option grants to employees of NPTest, Inc. under Schlumberger stock option plans as of December 31, 2000, 2001, 2002, and June 30, 2003 and changes during the years ending on those dates is presented below:

	Year ended December 31,
	2000		2001		2002		June 30, 2003
Fixed Option	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	553,940	$50.99	617,442	$57.83	630,181	$58.27	596,335	$59.57
Granted/Transferred In	120,250	$76.24	25,000	$62.38	3,750	$55.75	—	$—
Exercised	(56,748)	$30.00	(9,761)	$34.94	(32,948)	$31.13	(4,968)	$37.62
Forfeited	—	$0.00	(2,500)	$82.28	(4,648)	$82.31	(13,726)	$78.90

Outstanding at year-end	617,442	$57.83	630,181	$58.27	596,335	$59.57	577,641	$59.30

Options exercisable at year-end	280,761		384,140		437,557		475,177
Weighted-average fair value of options granted during the year	$28.56		$17.72		$20.12		$—

Employee Stock Purchase Plan

Under the Schlumberger Discounted Stock Purchase Plan, Schlumberger is authorized to issue up to 22,012,245 shares of common stock to its employees. Under the terms of the Plan, employees can choose each year to have up to 10% of their annual earnings withheld to purchase Schlumberger common stock. The purchase price of the stock is 85% of the lower of its beginning or end of the Plan year market price. Under the Plan, Schlumberger sold 34,158 shares in 2000, 45,652 shares in 2001, 51,727 shares in 2002 and 41,228 in the six months ended June 30, 2003 to employees of NPTest, Inc. Compensation cost has been computed for the fair value of the employees’ purchase rights and included in the preceding pro forma presentation, using the Black- Scholes model with the following assumptions for 2000, 2001 and 2002: dividend of $0.75; expected life of one year; expected volatility of 38% for 2000, 36% for 2001 and 34% for 2002; and risk-free interest rates of 5.71% for 2000, 3.03% for 2001 and 1.74% for 2002. The weighted average fair value of those purchase rights granted in 2000, 2001 and 2002 was $23.14, $15.54 and $13.32, respectively. There were no purchase rights granted in the six months ended June 30, 2003.

2002 Stock Option Plan

In May 2002, NPTest, Inc.’s Board of Directors adopted and NPTest, Inc.’s stockholders approved the 2002 Stock Option Plan, referred to as the “2002 Plan.” The Plan was never made effective and was terminated in June 2003.

11.    Related Party Transactions

The combined financial statements include allocations of certain corporate expenses, including legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate and infrastructure costs. These services were provided until the third quarter of 2002 by wholly owned subsidiaries of Schlumberger and are allocated to NPTest, Inc. These allocations have been determined on bases that Schlumberger and NPTest, Inc. considered to be a reasonable reflection of the utilization of services provided or the benefit received by NPTest, Inc. The allocation methods are based on the nature of the costs

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

being allocated and include relative sales, headcount, square footage and others. Allocated costs included in the combined statement of operations were as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Selling, general and administrative	$9,563	$8,396	$4,023	$3,723	$—

Cost of net revenue includes amounts of $3,238, $1,848 and $3,904, respectively, for the years ended December 31, 2000, 2001, 2002, and $3,739 and $4,766 for the six months ended June 30, 2002 and 2003 respectively, for net costs related to manufacturing outsourced to the Schlumberger factory in St. Etienne, France.

There was no intercompany debt with Schlumberger and its subsidiaries. All net contributions from Schlumberger and its subsidiaries were of a permanent nature and are included within stockholder’s net investment.

Current related party receivables and payables balances included in the combined balance sheets represent amounts arising from inter-company transactions entered into by NPTest, Inc., to settle outstanding intercompany receivables and payables with other Schlumberger entities. Related party payables primarily relate to payroll, other employee costs and other shared services paid by Schlumberger on behalf of NPTest, Inc.

In certain countries, there are tax sharing arrangements between NPTest, Inc. and the respective entity of Schlumberger. In certain countries, NPTest, Inc. is a division of the Schlumberger legal entity that is the ultimate taxpayer in that jurisdiction.

It is not practical to disclose what the operating results would have been had NPTest, Inc. operated on a stand-alone basis.

There are no lease commitments to Schlumberger or any of its subsidiaries.

12.    Commitments and Contingencies

NPTest, Inc. is party to various legal proceedings and claims which arise in the ordinary course of business. As of June 30, 2003, there are no such matters pending that NPTest, Inc. expects to have a material effect on NPTest, Inc.’s financial condition, results of operations and cash flows.

NPTest, Inc. accrues for warranty costs based on historical trends of product failure rates and the expected material and labor costs to provide warranty services. The majority of products are generally covered by a warranty ranging from 90 days to two years. The following table summarizes the activity related to accrual for the product warranty during the six months ended June 30, 2003:

Warranty
Balance at January 1, 2003	$8,126
Accrual for warranties during the period	4,936
Settlements made during the period	(4,946)

Balance at June 30, 2003 (included in accrued liabilities)	$8,116

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

NPTest, Inc. indemnifies certain customers, distributors, suppliers, and subcontractors for attorney fees and damages and costs awarded against parties in certain circumstances in which its products are alleged to infringe third-party intellectual property rights, including patents, registered trademarks, or copyrights. The terms of indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to the potential liability for indemnification relating to intellectual property infringement claims. NPTest, Inc. cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. To date, NPTest, Inc. has not paid any claim or been required to defend any claim related to its indemnification obligations, and accordingly, NPTest, Inc. has not accrued any amounts for indemnification obligations. However, there can be no assurances that NPTest, Inc. will not have any future financial exposure under those indemnification obligations.

13.    Segment Information

NPTest, Inc. has adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” This statement requires enterprises to report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products, geographic areas and major customers. The method of determining what information to report is based upon the “management” approach. NPTest, Inc.’s chief operating decision-maker reviews revenues by both geography and customer. NPTest, Inc. is not organized into business units nor does NPTest, Inc. capture expenses or allocate resources based on segmentation of the business. Therefore, NPTest, Inc. believes that it operates in a single industry segment.

Its revenue by geographic area based on the location of its customers is as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
France	$63,135	$22,409	$22,132	$2,066	$14,234
Italy	23,522	13,176	4,530	2,028	6,840
Other in Europe	9,643	16,146	8,426	4,857	3,015
United States	100,289	86,042	126,267	76,068	56,856
Other in North America	319	754	1,307	546	956
Taiwan	34,325	19,667	41,562	24,808	14,710
Malaysia	26,745	27,912	11,819	5,584	5,177
Other in Asia	16,073	14,336	6,019	3,016	3,242
Japan	12,283	20,490	21,429	11,335	12,754

	$286,334	$220,932	$243,491	$130,308	$117,784

Revenue outside North America was 65%, 61% and 48% of total revenue for the years ended December 31, 2000, 2001 and 2002, respectively and 41% and 51% for the six months ended June 30, 2002 and 2003 respectively.

Intel and ST Microelectronics accounted for approximately 30% and 30% of revenue for the year ended December 31, 2000, 37% and 18% of revenue for the year ended December 31, 2001, 52% and 10% of revenue for the year ended December 31, 2002, 57% and 7% of revenue for the six months ended June 30, 2002 and 39% and 14% of revenue for the six months ended June 30, 2003.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

Intel and ST Microelectronics accounted for approximately 39% and 12% of accounts receivable at December 31, 2001, 17% and 13% at December 31, 2002 and 39% and 12% of accounts receivable at June 30, 2003.

Property and equipment by location is as follows:

	December 31,		June 30,
	2001	2002	2003
Property and equipment, net:
United States	$27,822	$24,149	$22,056
Other countries	3,030	1,547	1,450

	$30,852	$25,696	$23,506

14.    Subsequent Events

Sale of NPTest, Inc. by Schlumberger

Stock Purchase and Sale Agreement

In July 2003, the Company purchased NPTest, Inc. from Schlumberger for approximately $220 million, subject to a customary post-closing working capital adjustment. In connection with the acquisition, the Company agreed that Schlumberger would have a right to participate, to a limited extent, in a portion of future increases in the value of the business.

In particular, under the agreement, the Company will be required to make payments to Schlumberger under the following scenarios:

•	if NPTest Holding, LLC at any time distributes to its members the Company’s stock, or other consideration in respect of the Company’s stock, with a cumulative aggregate value in excess of $330 million. Upon the first such distribution, the Company would make a payment equal to 15% of the excess of the aggregate value of the distribution by NPTest Holding, LLC to its members over $330 million which would be in the same form (i.e. cash or stock) as the distribution. Upon any subsequent distribution, the Company would make a payment equal to 15% of that subsequent distribution; or

•	on the earlier of (i) the first anniversary of the completion of this offering or (ii) the date after the offering that NPTest Holding, LLC has received at least $330 million in cash proceeds and/or distributions related to the Company’s stock. Upon this date, Schlumberger will have the option, at its election (a “Value Increase Election”), to receive from the Company a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330 million of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of the Company’s stock plus any proceeds related to the Company’s stock previously received by NPTest Holding, LLC; or

•

on the earlier of (i) the first anniversary of the closing of a merger, acquisition or sale of all or substantially all of the Company’s assets in which either (a) NPTest Holding, LLC receives (together with all cash proceeds related to the Company’s stock previously received by NPTest Holding, LLC) at least $330 million in cash proceeds and/or distributions related to the Company’s stock or (b) NPTest Holding, LLC receives proceeds consisting only of cash and freely tradeable securities, or (ii) the date after such a merger, acquisition or sale that NPTest Holding, LLC has received at least $330 million in cash proceeds related to the Company’s stock. Upon this date, Schlumberger will have the option, at its election (an “Acquisition Election”), to receive from the Company a one-time payment, in lieu of any

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

other payments, equal to 15% of the excess over $330 million of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of the Company’s stock plus any proceeds related to the Company’s stock previously received by NPTest Holding, LLC plus the consideration received by NPTest Holding, LLC from the acquisition.

If Schlumberger makes a Value Increase Election or an Acquisition Election, the Company may choose to make the payment in any combination of cash or stock. If the Company makes the payment in stock, the Company has agreed to use the Company’s reasonable efforts to give Schlumberger customary registration rights.

Furthermore, in the event of a merger, acquisition or sale of all or substantially all of NPTest Holding Corporation’s assets involving a specified party that occurs by January 26, 2004, and that results in NPTest Holding, LLC receiving at least $227 million in consideration, Schlumberger will have the right to receive from NPTest Holding Corporation an amount equal to 50% of the excess over $227 million of the value of the consideration received by NPTest Holding, LLC in such sale. The payment may be made in a combination of cash or stock, depending on the type of consideration received by NPTest Holding, LLC.

Intellectual Property Cross-License Agreement

In connection with the acquisition from Schlumberger, NPTest Holding Corporation entered into an Intellectual Property Cross-License Agreement with Schlumberger pursuant to which each party grants a personal, irrevocable, non-exclusive, worldwide, fully-paid, royalty-free and generally non-transferable license to its technology to the other party in connection with the other party’s non-competitive business (subject to certain restrictions), but only to the extent the technology has been disclosed to or is in the possession of the other party as of the effective date of the acquisition. Each party will be able to sublicense the technology licensed to its distributors, resellers, customers, systems integrators, distribution channels and, subject to certain limitations, transferees of any going businesses of such party. The purpose of the license agreement is to enable each party to continue to operate their businesses as conducted before the acquisition without infringing on the intellectual property rights of the other party.

Transition Services Agreement

In connection with the acquisition from Schlumberger, NPTest Holding Corporation entered into a transition services agreement with Schlumberger through certain of its subsidiaries under which NPTest Holding Corporation and Schlumberger will provide each other various services to facilitate the sale of the business. Under the transition services agreement, NPTest Holding Corporation agreed to provide Schlumberger with access to certain information systems and facilities, accounting services and certain other assistance in transitioning the separation of NPTest Holding Corporation’s business. NPTest Holding Corporation is required to provide these services until December 31, 2003, unless Schlumberger elects to shorten or extend this period in accordance with the agreement. During the time that these services are provided, Schlumberger is required to pay NPTest Holding Corporation $89,000 per month. The transition services agreement also requires Schlumberger to provide NPTest Holding Corporation services that include payroll, continuation of employee benefits, retirement plans and services related to its facilities. Schlumberger is required to provide these services until July 29, 2004, unless NPTest Holding Corporation elects to shorten this period in accordance with the agreement. During the time that Schlumberger provides these services, NPTest Holding Corporation is required to pay Schlumberger up to $10,150 per month with respect to payroll services and additional fees that vary by country and facilities with respect to the other services being provided.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

Taxes

All taxes and tax benefits of the U.S. federal consolidated group and of any state combined group in which NPTest Holding Corporation is included through the date of sale will be for the account of Schlumberger. In general, NPTest Holding Corporation will be responsible for all other income taxes, and will be entitled to all other income tax benefits, attributable to it. The agreement sets out certain limits on NPTest Holding Corporation’s ability to obtain a refund from a carryback to a year in which NPTest Holding Corporation and Schlumberger joined in a consolidated or combined return. The agreement also provides that NPTest Holding Corporation will indemnify Schlumberger for any taxes for which NPTest Holding Corporation is responsible under the agreement and Schlumberger will indemnify NPTest Holding Corporation for any taxes for which Schlumberger is responsible under the agreement. In addition, the agreement defines responsibilities for the preparation and filing of returns and payment of taxes and includes provisions concerning indemnification, provision of information, mutual cooperation and related matters.

Agreements with Francisco Partners

Advisory Agreement

In July 2003, NPTest Holding Corporation entered into an advisory agreement with Francisco Partners pursuant to which Francisco Partners may provide financial, advisory and consulting services to NPTest Holding Corporation and its subsidiaries. This agreement will be amended effective upon the completion of the initial public offering of NPTest Holding Corporation’s common stock. Under the original agreement, in exchange for such services (if and when provided), Francisco Partners would be entitled to receive fees billed at their customary rates for actual time spent performing such services plus reimbursement for out-of-pocket expenses. In lieu of these hourly fees, Francisco Partners may elect to receive an annual advisory fee in an amount equal to the greater of $2.0 million per year or 0.6% of NPTest Holding Corporation’s consolidated annual revenue for the last twelve months, plus out-of-pocket expenses. There are no minimum levels of service required to be provided pursuant to the advisory agreement. The advisory agreement has an initial term of ten years. The advisory agreement includes customary indemnification provisions in favor of Francisco Partners. Francisco Partners and Shah Management received a one-time fee of $6.27 million, plus reasonable out-of-pocket expenses for services rendered in connection with the structuring of the financing of the acquisition from Schlumberger.

Loan Guaranty

In connection with the acquisition of NPTest, Inc., NPTest Holding Corporation received a $75 million senior term loan from Citicorp North America, Inc., an affiliate of one of the underwriters of NPTest Holding Corporation’s proposed initial public offering, which NPTest Holding Corporation intends to repay using a portion of the proceeds of the initial public offering of NPTest Holding Corporation’s common stock. Francisco Partners has guaranteed the repayment of that loan. The guarantee will terminate upon repayment of the senior term loan. The senior term loan bears interest at an annual rate of LIBOR plus 150 basis points and matures on July 29, 2006.

2003 Stock Incentive Plan (Unaudited)

In November 2003, the board of directors of NPTest Holding Corporation approved a one-for-four reverse stock split, effective immediately, for common stock. All share and per share amounts in this 2003 Stock Incentive Plan section have been retroactively adjusted to give effect to the stock split.

In July 2003, the board of directors of NPTest Holding Corporation adopted and the stockholders approved the 2003 Stock Incentive Plan, referred to as the “2003 Plan.” The 2003 Plan provides for the grant of incentive

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

stock options within the meaning of section 422 of the Internal Revenue Code, nonstatutory stock options and other stock-based awards, such as restricted stock or restricted stock units. The common stock reserved for issuance pursuant to exercise of awards under the 2003 Plan as of July 30, 2003 consisted of 2,750,000 shares of authorized but unissued NPTest Holding Corporation common stock, subject to certain adjustments as described below. On July 30, 2003, 2,580,195 options to purchase the common stock were granted at exercise price of $7.12 per share.

Employees, consultants and non-employee members of the board of directors of NPTest Holding Corporation or any subsidiary may participate in the 2003 Plan.

The board of directors or a committee appointed by the board of directors administers the 2003 Plan. Subject to the provisions of the 2003 Plan, the board or the committee, as applicable, has the authority to, among other things, make rules and regulations appropriate for the administration of the 2003 Plan, determine the persons to whom stock options may be granted, the number of shares to be covered by each stock option, the exercise price of each stock option, the vesting schedule of each option, and whether the stock option will be designated as an incentive stock option or nonstatutory stock option.

Unless otherwise provided in the optionee’s option agreement, if the optionee’s employment is terminated other than due to death or disability or for cause, then the optionee has three months from the date of termination to exercise any options that are vested and exercisable on the date of termination. Regardless of the reason for termination (including death or disability), in no event may any option be exercised following its expiration.

If the optionee’s termination of employment is due to the optionee’s death or disability, all vested and exercisable stock options on the date of termination will remain exercisable for 12 months following the date of termination. If the optionee’s employment is terminated for cause, any outstanding options, whether vested or unvested, will terminate immediately.

Subject to certain conditions and stockholder approval as necessary, the board of directors may amend, alter or terminate the plan at any time, provided, however, that no amendment may impair the rights of any optionee with respect to any outstanding option without that optionee’s consent. The 2003 Plan will automatically terminate after ten years.

Divestiture bonuses

Upon purchase by NPTest Holding, LLC, NPTest, Inc.’s officers and substantially all employees received aggregate bonuses of $7,700. These bonuses will be paid by Schlumberger and will be recorded in the third quarter of 2003.

14,600,000 Shares

NPTest Holding Corporation

Common Stock

PROSPECTUS

, 2003

Sole Book-Runner

Citigroup

Credit Suisse First Boston

Lehman Brothers

Banc of America Securities LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement. All amounts are estimates, other than the registration fee and the NASD fee.

SEC Registration fee	$17,658
NASD filing fee	22,327
Nasdaq National Market listing fee	5,000
Accounting fees and expenses	850,000
Legal fees and expenses	900,000
Printing and engraving expenses	300,000
Transfer agent fees and expenses	50,000
Blue sky fees and expenses	30,000
Miscellaneous fees and expenses	25,015

Total	$2,200,000

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to NPTest Holding Corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Article 8 of NPTest Holding Corporation’s Amended and Restated Certificate of Incorporation to be effective on closing of the offering provides that a director of NPTest Holding Corporation shall not be liable to NPTest Holding Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. In addition, Article 8 of NPTest Holding Corporation’s Amended and Restated Certificate of Incorporation provides that each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director of NPTest Holding Corporation or is or was serving at the request of NPTest Holding Corporation as a director of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by NPTest Holding Corporation to the fullest extent permitted by Delaware law. The right to indemnification conferred in Article 8 also includes the right to be paid by NPTest Holding Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware law.

Article 8 of NPTest Holding Corporation’s Amended and Restated Certificate of Incorporation to be effective on closing of the offering provides that NPTest Holding Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of NPTest Holding Corporation or is or was serving at the request of NPTest Holding Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not NPTest Holding Corporation would have the power to indemnify him against such liability under Delaware law.

We also entered into indemnification agreements with our directors and officers. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance. We have also obtained directors’ and officers’ liability insurance, which insures against liabilities that our directors or officers may incur in such capacities.

Item 15.    Recent Sales of Unregistered Securities

The Registrant has not issued and sold any unregistered securities other than:

(1) In June, 2003, the Registrant issued and sold 250 shares of common stock at par value to its sole parent, NPTest Holding, LLC, for aggregate consideration of $1.00.

(2) In July, 2003, the Registrant issued and sold 5,624,750 shares of common stock at a price per share of approximately $7.12 and 68,000 shares of preferred stock at a price per share of $1,000 to NPTest Holding, LLC, for aggregate consideration of $108,000,000.

(3) In July, 2003, NPTest Capital Corporation, a subsidiary of the Registrant, issued and sold 50,000 shares of preferred stock at a price per share of $1,000 to NPTest Holding, LLC, for aggregate consolidation of $50,000,000.

The sale of these shares was exempt from registration under the Securities Act pursuant to Section 4(2).

The Company intends to redeem $20.75 million of the mandatory, redeemable preferred stock issued by NPTest Capital Corporation with a portion of the net proceeds from the offering. The Company will exchange the remaining outstanding shares of the mandatory redeemable preferred stock of NPTest Capital Corporation held by NPTest Holding, LLC (including the additional amounts accreted from July 29, 2003 through the assumed closing date of the offering) immediately prior to the completion of the offering for shares of common stock in NPTest Holding Corporation at the initial offering price. The Company will exchange all of the outstanding shares of its convertible mandatory redeemable preferred stock immediately prior to completion of the offering for shares of common stock at $4.09216 per share, the conversion price of the convertible preferred stock.

Stock Options and Shares Issuable upon Exercise of Stock Options

We have issued, and plan to continue issuing from time to time, stock options pursuant to our 2003 Stock Incentive Plan. None of these stock options have been exercised, and none of the common stock issuable upon exercise of these options has been issued to date. The securities were issued in transactions exempt from the registration requirements of the Securities Act in reliance on Rule 701 of that Act. Our 2003 Stock Incentive Plan is a written compensatory benefit plan for the benefit of our employees and directors.

Item 16.    Exhibits and Financial Statement Schedules

Exhibit	Description
1.1	Form of Underwriting Agreement.**

3.1	Amended and Restated Certificate of Incorporation of NPTest Holding Corporation.**

3.2	Form of Amended and Restated Certificate of Incorporation of NPTest Holding Corporation to be effective upon closing of the offering.**

3.3	Bylaws of NPTest Holding Corporation.**

3.4	Form of Bylaws of NPTest Holding Corporation to be effective upon closing of the offering.**

4.1	Specimen Stock Certificate.**

5.1	Opinion of Davis Polk & Wardwell.**

10.1	Stock Purchase and Sale Agreement dated June 24, 2003, by and among Schlumberger Technology Corporation, Schlumberger Technologies, Inc., Schlumberger B.V., NPTest Holding Corporation and NPTest Acquisition Corporation (the “Stock Purchase Agreement”).**

10.2	Amendment No. 1 to the Stock Purchase Agreement dated July 29, 2003.**

10.3	Advisory Agreement dated July 29 , 2003 by and among NPTest Holding Corporation, NPTest Acquisition Corporation and Francisco Partners GP, LLC.**

10.4	Employment Agreement dated July 29, 2003 by and between NPTest Holding Corporation and Ashok Belani.**

10.5	Amended and Restated Employment Agreement dated December 4, 2003 by and between NPTest Holding Corporation and Jean-Luc Pelissier.

10.6	Employment Agreement dated July 29, 2003 by and between NPTest Holding Corporation and Jack Sexton.**

10.7	Form of 2003 Stock Incentive Plan.**

10.8	Form of Stock Option Agreement.**

10.9	Form of Indemnification Agreement between NPTest Holding Corporation and each of its directors and executive officers.**

10.10	Form of Stockholder’s Agreement.**

10.11	Form of Amendment No. 1 to the Advisory Agreement filed as Exhibit 10.3 hereto be effective from closing of the offering.**

10.12	Employment Agreement dated September 22, 2003 by and between NPTest Holding Corporation and David Mullin.**

21.1	Subsidiaries of NPTest Holding Corporation.**

23.1	Consent of PricewaterhouseCoopers LLP, independent auditors, relating to the financial statements of NPTest Holding Corporation.

23.2	Consent of PricewaterhouseCoopers LLP, independent auditors, relating to the financial statements of NPTest, Inc.

23.3	Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1).**

24.1	Power of Attorney (included on signature page).**

**	Previously filed.

Item 17.    Undertakings

(a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under “Item 14 — Indemnification of Directors and Officers” above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on December 4, 2003.

NPTEST HOLDING CORPORATION

By:	/S/ ASHOK BELANI
Name:	Ashok Belani
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ ASHOK BELANI Ashok Belani	President, Chief Executive Officer and Director	December 4, 2003

* David Mullin	Chief Financial Officer	December 4, 2003

* Jack Sexton	Controller and Chief Accounting Officer	December 4, 2003

* Dipanjan Deb	Director	December 4, 2003

* Benjamin Ball	Director	December 4, 2003

* Ajay Shah	Director	December 4, 2003

* John Sullivan	Director	December 4, 2003

*By:	/S/ ASHOK BELANI
Ashok Belani Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description
1.1	Form of Underwriting Agreement.**

3.1	Amended and Restated Certificate of Incorporation of NPTest Holding Corporation.**

3.2	Form of Amended and Restated Certificate of Incorporation of NPTest Holding Corporation to be effective upon closing of the offering.**

3.3	Bylaws of NPTest Holding Corporation.**

3.4	Form of Bylaws of NPTest Holding Corporation to be effective upon closing of the offering.**

4.1	Specimen Stock Certificate.**

5.1	Opinion of Davis Polk & Wardwell.**

10.1	Stock Purchase and Sale Agreement dated June 24, 2003, by and among Schlumberger Technology Corporation, Schlumberger Technologies, Inc., Schlumberger B.V., NPTest Holding Corporation and NPTest Acquisition Corporation (the “Stock Purchase Agreement”).**

10.2	Amendment No. 1 to the Stock Purchase Agreement dated July 29, 2003.**

10.3	Advisory Agreement dated July 29, 2003 by and among NPTest Holding Corporation, NPTest Acquisition Corporation and Francisco Partners GP, LLC.**

10.4	Employment Agreement dated July 29, 2003 by and between NPTest Holding Corporation and Ashok Belani.**

10.5	Amended and Restated Employment Agreement dated December 4, 2003 by and between NPTest Holding Corporation and Jean-Luc Pelissier.

10.6	Employment Agreement dated July 29, 2003 by and between NPTest Holding Corporation and Jack Sexton.**

10.7	Form of 2003 Stock Incentive Plan.**

10.8	Form of Stock Option Agreement.**

10.9	Form of Indemnification Agreement between NPTest Holding Corporation and each of its directors and executive officers.**

10.10	Form of Stockholder’s Agreement.**

10.11	Form of Amendment No. 1 to the Advisory Agreement filed as Exhibit 10.3 hereto to be effective upon closing of the offering.**

10.12	Employment Agreement dated September 22, 2003 by and between NPTest Holding Corporation and David Mullin.**

21.1	Subsidiaries of NPTest Holding Corporation.**

23.1	Consent of PricewaterhouseCoopers LLP, independent auditors, relating to the financial statements of NPTest Holding Corporation.

23.2	Consent of PricewaterhouseCoopers LLP, independent auditors, relating to the financial statements of NPTest, Inc.

23.3	Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1).**

24.1	Power of Attorney (included on signature page).**

**	Previously filed.